                                                                    EXHIBIT 12.1

                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                  ANNUAL REPORT

                98TH FISCAL YEAR - JANUARY 2002 / DECEMBER 2002

BANCO GALICIA

Founded in 1905, Banco Galicia is one of the largest private-sector banks in the Argentine financial system and a leading financial services provider in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to more than 2.3 million customers, both individual and corporate.

Banco Galicia operates one of the most extensive and diversified distribution networks among private sector banks in Argentina, offering more than 400 points of contact with customers through its branches and electronic banking facilities. Banco Galicia customers also have access to telephone banking services and e-galicia.com, the first financial Internet portal established by a bank in Argentina.

CONTENTS

002. Consolidated Financial Highlights

003. Letter from the Chairman

008. Board of Directors

009. Executive Officers

011. Annual Report

         012. The Argentine Economy and Financial System

         033. Galicia Capitalization and Liquidity Plan

         038. Description of Operations

         062. Corporate Organization, Decision Making, Internal Control, and Compensation for the Board of Directors and Officers

         068. Management's Discussion and Analysis of Financial Condition and Results of Operations

110. Financial Statements

173. Notice of Shareholders Meeting

175. Additional information for Shareholders

Shareholders and any other reader of this Annual Report must note that this is a translation made from an original version written and expressed in Spanish; therefore, any matters of interpretation should be referred to the original version in Spanish.

CONSOLIDATED FINANCIAL HIGHLIGHTS (*)
-------------------------------------------------------------------------------------------------------------
                                                                  DECEMBER 31,                  JUNE 30,
In millions of December '02 constant pesos, except per       ---------------------       --------------------
share/ADS data (in pesos), ratios and market shares (%)         2002      2001 (**)        2001        2000
-------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net Income (1)                                               (1,525.3)        47.6          443.7       341.4
Average Shares Outstanding (in millions) (2)                    468.7        468.7          468.7       468.7
Earnings (3) per:

                  Share (2) (4)                                (3.254)       0.102          0.947       0.728
                  ADS (2) (4) (5)                                    -           -              -       2.912
-------------------------------------------------------------------------------------------------------------
AT YEAR-END
Total Assets                                                 22,267.3     27,432.0       33,639.6    35,129.2
Loans, Net                                                    9,446.9     19,846.4       20,416.4    20,373.6
Deposits                                                      4,718.1     13,572.2       20,240.2    19,099.7
Shareholders' Equity                                          1,538.3      3,063.6        3,140.5     2,909.9
Primary Shares Outstanding (in millions) (2)                    468.7        468.7          468.7       468.7
Book Value per Share (2)                                         3.28         6.54           6.70        6.21
-------------------------------------------------------------------------------------------------------------
SELECTED RATIOS (%)
Return on Average Shareholders' Equity (3) (6)                 (64.80)        3.05          14.91       12.41
Return on Average Assets (3) (7)                                (5.92)        0.32           1.33        1.12
Financial Margin (8)                                             3.59         4.48           5.94        6.07
Efficiency Ratio (9)                                            66.51        63.54          51.48       57.04
Shareholders' Equity as a Percentage of Total Assets             6.91        11.17           9.34        8.28
-------------------------------------------------------------------------------------------------------------
MARKET SHARE (10) (%)
Deposits                                                         5.26 (11)    7.30           9.76        9.62
Loans                                                           11.04        10.00           9.65        9.92
-------------------------------------------------------------------------------------------------------------
EXCHANGE RATE (pesos per US dollar)                             3.363        1.000          1.000       1.000
-------------------------------------------------------------------------------------------------------------

(*) Before December 31, 2001, Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. and its subsidiaries (including Tarjetas Regionales S.A. and its subsidiarieas), Galicia Capital Markets S.A. (and its subsidiaries), Galicia Factoring y Leasing S.A., Agro Galicia S.A., Galicia Valores S.A. Sociedad de Bolsa and Galicia y Buenos Aires Securities (UK) Ltd. In 2002 Banco Galicia Uruguay S.A. and its subsidiaries and Galicia y Buenos Aires Securities (UK) Ltd were not consolidated. In 2002, Tarjetas Regionales S.A. and its subsidiaries consolidate with the Bank. See note 2 to the Consolidated Financial Statements.

(**) 6-month period ended December 31, 2001. Rates have been annualized.

(1) Corresponds to the variation in the Bank's shareholders' equity. As a consequence of having made use of the option, established by the Argentine Central Bank in its Communique "A" 3800, to absorb in advance the losses recorded during fiscal year 2002, with and up to the balances of the shareholders' equity accounts "Retained Earnings" and "Unrealized Valuation Difference", approved by the Board of Directors and subject to the final resolution of the annual shareholders' meeting in this respect, FY 2002 reported net income showed a Ps.1,174.6 million loss. Before this loss absorption mechanism, FY 2002 showed a loss of Ps.2,976.6 million. See "Annual Report -- Management's Discussion and Analysis of Financial Condition and Results of Operations - Income Statement".

(2) Banco Galicia has a simple capital structure and, therefore, does not present fully-diluted earnings per share or ADS.

(3) In fiscal year 2002 this ratio was calculated by using, as net income, the loss resulting from the variation in the Bank's shareholders' equity during the fiscal year. In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, earnings per share for FY 2002 was (2.506). Before the loss absorption mechanism established by Communique "A" 3800, this ratio was (6.351).

(4) Calculated using the primary number of average shares outstanding, adjusted for stock dividends.

(5) One ADS represents 4 shares. The Bank's ADSs were delisted from the Nasdaq Stock Market in July 2000.

(6) Net income for FY 2002 corresponds to the variation in the Bank's shareholders' equity. In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the return on average shareholders' equity for FY 2002 was (49.90)%. Before the loss absorption mechanism established by Communique "A" 3800, this ratio was (126.45)%.

(7) Net income for FY 2002 corresponds to the variation in the Bank's shareholders' equity. In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the return on average assets for FY 2002 was (4.63)%. Before the loss absorption mechanism established by Communique "A" 3800, this ratio was (11.29)%.

(8) Financial Margin: Financial Income minus Financial Expenses plus Monetary Loss from Financial Intermediation, divided by average interest-earning assets. In fiscal year 2002, financial income includes the balance of the "Unrealized Valuation Difference" account. In accordance with Argentine Central Bank's Comuniques "A" 3703 and "A" 3800, the financial margin for FY 2002 was (2.31)%.

(9) Administrative Expenses minus Monetary Gain from Operating Expenses, divided by Net Financial Income plus Net Income from Services plus Monetary Loss from Financial Intermediation. In fiscal year 2002 Net Financial Income includes the balance of the "Unrealized Valuation Difference" account. In accordance with the Argentine Central Bank's Comuniques "A" 3703 and "A" 3800, this ratio was (429.28)%.

(10) Considering the Bank's deposits and loans in the Argentine market only. Based on daily information prepared by the Argentine Central Bank.

(11) Includes the Bank's deposits tendered in the Canje I.

LETTER FROM THE CHAIRMAN

To our Shareholders:

During the fiscal year under analysis, Banco Galicia succeeded in facing the enormous challenges posed to the financial system by the effects of the political and economic crisis that took place at the end of 2001. It also managed to adapt to the profound changes that occurred in 2002 in the way the Argentine economy and financial system were operating so far. It is my purpose now to convey the particular nature of the crisis that affected the Bank within this context, the strategy that we applied to overcome it and the results obtained, which exceeded our initial expectations and projections.

During 2001, Argentina's financial system suffered several massive runs on its deposits which worsened at the end of the year, thus ending in a severe liquidity crisis in November. This fact led the government to establish restrictions on cash withdrawals of funds deposited in bank accounts, which were known as "the corralito".

The systemic nature of the run on deposits was reflected in different factors: on one hand, in the way that the "corralito" was implemented, since, while cash withdrawals were forbidden as from a certain amounts, depositors were not prevented from transferring their funds from one bank to another; on the other hand, in the fact that data available shows that there was not a differential behavior by type of financial institution regarding the evolution of deposits, whether these were classified by their size or capital ownership. In particular, it should be noted that domestic banks recorded a 20.4% decrease in their deposits during the first eleven months of 2001, while foreign banks showed a similar decline: 18.1%.

The nature and seriousness of the crisis forced the implementation of general measures, such as the "corralon" and the provision of financial assistance by the Central Bank of the Argentine Republic ("the Argentine Central Bank"), in its capacity as lender of last resort, to a significant number of financial institutions, among which the Bank was included. This financial assistance is consistent with the international experience in systemic financial crisis.

Until the implementation of the "corralito", the Bank had showed a better performance than the financial system as a whole, though it had not been exempted from reflecting the system's general evolution. Indeed, between June and November 2001, the decline in the Bank's deposits reached approximately 10.9% of its third-party deposits, compared to a 14% decrease in the system's total deposits. In December, when the restrictions imposed by the "corralito" were already in force, a massive run against the Bank's deposits began. In the first month the "corralito" had been in force, the system lost 4.7% of its total deposits, while the Bank lost 18.5% of its third-party deposits. This differential decline continued during the first months of 2002, even when additional restrictions to the financial system's operations were also put in place. In February of that year, deposits originally denominated in foreign currency were compulsorily converted into pesos, and those deposits as well as peso-denominated time deposits were restructured, with no possibility of making fund transfers to other banks.

The severe liquidity crisis underwent by the Bank at the end of 2001 and in early 2002, and the serious changes that occurred in the rules of the game for the financial industry in that same period meant a drastic change of paradigm. Consequently, the Bank was forced to adapt itself to an emergency situation within an extreme adverse environment which was unprecedented in Argentine history. To overcome this situation, it designed and carried out successfully a plan with clear objectives.

This plan gave origin to the plan submitted to the Argentine Central Bank on March 21, 2002. The so-called Galicia Capitalization and Liquidity Plan ("the Plan") was approved by the Argentine Central Bank's Board of Directors on May 3, 2002. This Plan mainly contemplated the immediate restoration of the Bank's liquidity and the restructuring of its debt with foreign creditors, in the framework of which an increase in the Bank's capitalization would take place. It also established the orderly winding down of the Bank's operating units abroad, a change of its organizational structure and a cutting down of its operating expenses, in order to adjust them to activity levels significantly lower than those of recent history.

In May 2002, upon an initial addition of cash for Ps.700 million (in constant currency), the Bank stabilized and rebuilt its liquidity position. In addition, the improvement in the Bank's liquidity was achieved through the focus on credit recovery initiatives, especially on periodic payment portfolios, and through a progressive increase in deposits during the second half of the year. In fact, the Bank's third-party deposits, excluding restructured deposits, increased Ps.646 million between July 1 and December 31, 2002. This performance was higher, in relative terms, than the one experienced by the system as a whole. This caused the Bank's deposit market share to increase from 4.85% as of June 30, 2002 to 5.26% at the close of the fiscal year, including restructured deposits and those exchanged for government bonds.

The increase in the Bank's liquidity enabled the Bank to pay off in cash Restructured Deposits Certificates (Certificados de Depositos Reprogramados) and bonds exchanged for restructured deposits of up to Ps.10,000, thus exceeding the mandatory amounts provided for by the government through Decree No.1836/02. The release of deposits related to this measure represented a low percentage, approximately 30%, of the Bank's total deposits that could be withdrawn, and did not modify the evolution of its deposits or its liquidity. Similarly, the lifting of the "corralito" as from December 2, 2002, did not have a negative impact on the Bank's deposits.

As of December 31, 2002, the Bank's liquidity, defined as its "Cash and Due from Banks" in Argentina, reached 44.39% of the deposits in transactional accounts recorded in the country and 20.67% of non-restructured deposits measured in the same way. In March 2002, prior to the implementation of the Plan, these ratios were 15.89% and 11.81%, respectively.

As from the third quarter of the fiscal year and within the framework of the Plan, the Bank put in practice a new organizational structure and significantly cut down its administrative expenses. This involved the reduction of the branch network by 61 branches -that is, 21.1% of total branches existing at the end of the previous year-, and the merger of the Galicia Ahora's entire network of 118 service centers with the branch network. Similarly, through voluntary retirement plans, the Bank's staff (excluding staff from the Bank's related companies) decreased by 1,804 people or 30.7% of the Bank's staff as of December 31, 2001. Moreover, certain offices were emptied, all leasing contracts and those entered into with computer, communications and other suppliers were renegotiated, and several cost reduction initiatives were put in place. As a result of these actions, during the fiscal year the Bank achieved annual savings in its non-consolidated administrative expenses, excluding restructuring charges, for Ps.330 million in constant pesos of December 2002, as compared with the previous year's level, representing an annual reduction of 34% in real terms. This allowed the Bank's net income from services to reach 73% of its cash operating expenses.

Although expense reduction was essential, at the same time, the Bank carried out actions geared to increasing its income and deposits. The developments that took place in Argentina since December 2001 significantly restricted the financial system's ability to act directly as an intermediary between the public's savings and credit, a situation that was not expected to change in the short term. For these reasons, the Bank focused on the development of financial services for transactional purposes. These services included, among others: the management of means of payment (with emphasis on electronic means, debit cards and the on-line transactional capacity), the provision of bank accounts and the attraction of funds for transactional purposes, credit-card operations, and foreign exchange and quasi-monies brokerage. The restoration of the Bank's liquidity enabled it to resume credit granting to the private sector, mainly oriented towards the corporate segment, within the restrictions set forth by the regulations in force.

As part of the process of restructuring its foreign debt and winding down its operating units abroad, by mid-2002 the Bank achieved the restructuring of the liabilities of its New York branch, and began the voluntary and orderly winding-down of such branch, in accordance with the plan agreed upon with the US Treasury's Office of the Comptroller of the Currency. This branch was closed last January 30. During the second half of 2002, the Bank also closed its representative offices located in Sao Pablo (Brazil) and in London (United Kingdom), as well as its controlled company Galicia y Buenos Aires Securities
(UK) Ltd., organized in the United Kingdom.

Furthermore, the Bank had to face the effects on its subsidiary Banco Galicia Uruguay S.A. ("Galicia Uruguay") of the events occurring in Argentina at the end of 2001, above all, the establishment of the "corralito" in December of that same year. These events had a negative impact on the confidence of depositors in the Uruguayan financial system, thus triggering a massive run on Galicia Uruguay's deposits. This situation was addressed with said subsidiary's own liquidity. In early February 2002, when Galicia Uruguay' liquidity was exhausted, the Bank decided to request the suspension of payments to the Central Bank of Uruguay. On February 13, 2002, the Central Bank of Uruguay resolved to appoint an intervenor to oversee Galicia Uruguay's management and authorized the total suspension of its activities. To the purposes of accomplishing an agreement ratified by the Commercial Courts of Uruguay and within the framework of a provisional moratorium requested to that end before such Courts, on June 10, 2002, Galicia Uruguay submitted to the Central Bank of Uruguay a proposal to restructure its deposits. The acceptance of this proposal by depositors exceeded 79%, and therefore, the minimum of 75% required by Uruguayan Law to validate and extra judicial agreement (concordato preventivo extrajudicial). This showed a strong support by this institution's customers, and allowed the validation by the Courts of Uruguay, on December 23, 2002, of the agreement achieved. At the beginning of 2003, Galicia Uruguay started to make the first payment established by the restructuring proposal. It is important to note that the Bank intends to continue the businesses of its subsidiary in Uruguay, subject to the regulations and necessary approvals by the monetary authorities of said country.

The restructuring of the foreign debt of the Bank's Argentine Head Office is a complex process because of the high amount, the number of creditors and the variety of instruments involved. This was the result of the fact that, during the '90s and until the 2001 crisis, the Bank had actively developed the use of funding sources offered by the international markets. With respect to the debt of the Bank's Head Office in Argentina and that of its Cayman Branch, formal negotiations with the Steering Committee formed by its most significant creditors began in mid-2002. Although, the terms and conditions of this debt restructuring have not been agreed yet, creditors have expressed their good will in order to reach a satisfactory agreement for both parties, and progress is being made on these negotiations.

I would also like to emphasize the Bank's effort during the fiscal year to preserve the quality of its assets, which was affected by the sharp decline in the economy's level of activity during the first half of the year, by four years of recession, and by the negative impact that the economic policy measures had on its debtors and investments. The Bank established loan loss provisions for Ps.1,409 million during the fiscal year, which increased the coverage of the non-accrual loan portfolio with loan loss allowances to 104.67% at year-end. In addition, during the fiscal year, the Bank established reserves to cover contingencies related to its interests in non-financial companies, the amortization of certain goodwill, as well as the negative shareholders' equity of its foreign subsidiaries, and the estimated restructuring charges.

The Bank's shareholders equity amounted to Ps.1,538 million as of December 31, 2002. According to the data available as of this date, the Bank was ranked in the first places among private-sector banks.

In spite of the sharp adjustment carried out, the Bank's competitive capacity remains intact. Indeed, the Bank retained a significant share of the financial system's deposits. Likewise, it also managed to keep a leading position as a provider of transactional and electronic banking services, which currently are, and are estimated to continue to be in the medium term, the core of financial activity. Moreover, the restructuring of the Bank's branch network did not result in a significant loss of customers, apart from the one caused by the events occurring since the end of 2001. This restructuring process was designed to allow the Bank to keep its nation-wide coverage, therefore, the Bank's distribution platform continues to be one of the most extensive and diversified distribution platforms of the Argentine financial system. Similarly, the technology investments made in the past, currently enable the Bank to offer one of the best electronic-banking services of the country, to process a large volume of transactions and to efficiently use the information available in its database.

To summarize, once again the Bank has shown its flexibility and reaction ability to face a profound change of paradigm, as well as its capacity to organize and carry out a plan that allowed it to overcome that change. The Bank developed these abilities in the years prior to this crisis, when it became a leading company, capable of successfully competing in a market where there were no restrictions to competition from foreign institutions with global operations.

For the current fiscal year, the Bank intends to measure its performance based on certain objectives reflecting the progressive reconstruction of its businesses. These objectives encompass: the increase in its deposit market share, the maintenance of a risk coverage adequate to a still volatile economic environment, and the increase in its income from services so that the coverage of cash operating expenses with income from services exceeds the levels achieved at the end of fiscal year 2002. The achievement of these objectives is the product of an organic growth strategy, supported by a clear segmentation of customers, the redefinition of the target segments both in the wholesale and retail businesses, and the strengthening of competitive advantages sustainable over time. These comprise, among others, the quality of service, the accuracy in transactions, the operating discipline, the knowledge of customers, and the flexibility of human resources.

The Bank's long-term objective continues to be to consolidate its position as one of the leading providers of financial services in the Argentine market.

To conclude, on behalf of the Board of Directors, I wish to thank the entire staff of the Bank and of its related companies for their hard work during this fiscal year. The sustained effort of all has been the key factor that made it possible to adapt to exceptional circumstances and to overcome them. Our most sincere thanks to all of them.

Similarly, I also wish to thank our customers very especially for their support, and in particular, those who made it public under difficult circumstances.

Finally, we wish to express our gratitude to you, our shareholders, for the commitment shown in a particularly adverse environment and for the continuing confidence placed in us.

JUAN MARTIN ETCHEGOYHEN
Chairman of the Board of Directors

BOARD OF DIRECTORS

JUAN M. ETCHEGOYHEN
Chairman

ANTONIO GARCES
Vice- Chairman

EDUARDO ARROBAS
Director and Chief Executive Officer

FEDERICO CAPARROS BOSCH
Director Secretary

DANIEL LLAMBIAS
JORGE GROUMAN
Directors

LUIS RIBAYA
SERGIO GRINENCO
ENRIQUE M. GARDA OLACIREGUI
GUILLERMO LAJE
JUAN C. FOSSATTI
Alternate Directors

SUPERVISORY SYNDICS COMMITTEE

ADOLFO MELIAN
NORBERTO CORIZZO
RICARDO BERTOGLIO
Syndics

LUIS O. ODDONE
MIGUEL N. ARMANDO
FERNANDO NOETINGER
Alternate Syndics

As of December 31, 2002.

EXECUTIVE OFFICERS
---------------------------------------------------------------------------------------
EDUARDO ARROBAS                                                  CEO
---------------------------------------------------------------------------------------
DANIEL LLAMBIAS                              WHOLESALE BANKING GROUP

     Hector Arzeno                               International

       Alberto Wyderka                            International Finance and Factoring

     Ricardo Fernandez                           Wholesale Marketing

     Pablo Gutierrez                             Finance

       Eduardo Diaz                               Financial Operations

       Maria A. Sanz de Galmes                    Asset and Liability Management

       Pablo Leon                                 Asset Management

     Daniel Llambias, in charge                  Investment Banking

     Guillermo Pando                             Corporate Banking

       Rafael Benedit                             Corporate Recovery

       Gaston Bourdieu                            Commercial

       Ricardo Gonzalez                           Corporate Restructuring

       Andres Ozores                              Uruguay Unit

     Diego Videla                                Institutional Affairs
---------------------------------------------------------------------------------------
GUILLERMO LAJE                               RETAIL BANKING GROUP

     Alberto Chiarelli                           Marketing & Quality Assurance

     Hector D'Alessandro                         Private Banking

     Carlos Ertola                               Retail Credit

     Ana Ferrero                                 Alternative Channels

     Guillermo Laje, a cargo                     Insurance

     Sebastian Pujato                            Consumer Finance

     Juan Sarquis                                Traditional Channels
---------------------------------------------------------------------------------------
GUILLERMO DESIMONI                           OPERATIONS

     Guillermo Desimoni, a cargo                 Organization

     Benito Silva                                Centralized Operations

     Omar Tittarelli                             Administration
---------------------------------------------------------------------------------------
MIGUEL PENA                                  SYSTEMS

     Eduardo Agra                                Systems Development

---------------------------------------------------------------------------------------

ENRIQUE BEHRENDS                             HUMAN RESOURCES

     Carlos Melian                               Labor Counsel
---------------------------------------------------------------------------------------
              STAFF UNITS
---------------------------------------------------------------------------------------
SERGIO GRINENCO                                     CHIEF FINANCIAL OFFICER

    Raul Estevez                                        Accounting

    Bruno Folino                                        Tax Counsel

    Raul Seoane                                         Planning and Management Control
---------------------------------------------------------------------------------------
ENRIQUE M. GARDA OLACIREGUI                         LEGAL COUNSEL

    Maria Elena Casasnovas                              Legal Counselor
---------------------------------------------------------------------------------------
LUIS DIAZ                                           INTERNAL AUDIT
---------------------------------------------------------------------------------------
EDUARDO FANCIULLI                                   RISK MANAGEMENT

    Juan L'Afflitto                                     Credit Risk

    Diego Rivas                                         Financial Risk
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
 Gustavo Pintos Zamora                               Banco Galicia Uruguay S.A.

 Miguel Woodyatt                                     Galicia Capital Markets S.A.
---------------------------------------------------------------------------------------
As of December 31, 2002.

ANNUAL REPORT

The Board of Directors submits to the shareholders for their consideration the Annual Report of the Board of Directors, the Financial Statements, and the Report of the Supervisory Syndics Committee for the 98th fiscal year of Banco de Galicia y Buenos Aires S.A., ended December 31, 2002.

THE ARGENTINE ECONOMY AND FINANCIAL SYSTEM

INTRODUCTION

Beginning in the latter half of 1998, successive external shocks to the economy had a negative impact on Argentina's competitiveness and level of economic activity. This exacerbated fiscal imbalances leading to a continuous increase in public sector indebtedness, not only in nominal terms but also as a percentage of GDP. Deterioration of the public sector's creditworthiness triggered an increasing loss in confidence in the capacity of Argentina to honor its debt, which made it increasingly difficult for Argentina to roll over its sovereign debt maturities and for the country to have access to credit. The lack of credit intensified the recession, and this in turn worsened the financial condition of the Argentine public sector. For the first time in 2001, this situation negatively and significantly affected the Argentine financial system, which suffered various episodes of systemic massive runs on deposits which generated, in November, a severe liquidity crisis leading the authorities to establishing, on the first working day of December, restrictions to cash withdrawals of funds deposited in bank accounts (restrictions that were known as "the corralito") and controls over the foreign exchange market and capital movements.

The establishment of the "corralito" and the disorganization of economic activity resulting from this measure triggered public protests throughout Argentina on December 19, 2001, ultimately causing the resignation of President De la Rua's entire cabinet of ministers and the declaration of a state of siege. On December 21, 2001, President De la Rua resigned in the midst of an escalating crisis. On the same day, the Central Bank of the Argentine Republic ("the Argentine Central Bank") imposed a banking holiday that continued until January 11, 2002.

Following a period in which several interim presidents were appointed and the default on part of Argentina's sovereign debt was declared, on January 1, 2002, the Legislative Assembly elected senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rua ending on December 10, 2003. The day after his appointment, President Duhalde announced his intention to undertake a number of far-reaching reforms.

MAIN REGULATORY CHANGES IN 2002

The main measures taken by the government in 2002, mainly through the enactment by Congress on January 6, 2002 of Law 25,561 (Public Emergency and Foreign Exchange System Reform Law, the "Public Emergency Law") and a series of decrees, include the following:

- ratifying the suspension of payments of a large part of Argentina's sovereign debt;

- repealing of the articles of the Convertibility Law that had established in 1991 the one-to-one peso-dollar parity, devaluing the peso and subsequently allowing the peso to float, which resulted in an increase in such parity of approximately 240% during 2002;

- tightening of foreign-exchange controls and restrictions to transfers abroad, measures that began to be loosened by year end;

- ratifying and tightening the restrictions to cash withdrawals from bank deposits established in December 2001, restrictions that were lifted in December 2002;

- establishing the compulsory conversion of certain dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates ("asymmetric pesification"), as follows:

     - individual and corporate dollar-denominated debts with financial institutions, and other creditors, were converted into peso-denominated debt at the Ps.1.0 per US$1 exchange rate;

     - dollar-denominated public sector debt instruments in financial institutions' portfolios, both federal and provincial, were converted into peso-denominated instruments at an exchange rate of Ps.1.4 per US$1;

     - dollar-denominated bank deposits were converted into peso-denominated bank deposits at an exchange rate of Ps.1.4 per US$1, while bank and corporate liabilities with foreign creditors remained dollar-denominated;

     - the conversion into pesos did not comprise those obligations of giving sums of money governed by foreign law of the public and the private sectors.

- modifying the yields of assets and the cost of liabilities pesified at the Ps.1.40 per US$1 exchange rate, establishing fixed maximum and minimum interest rates, respectively, and establishing the indexation of the capital of those assets and liabilities to the variation of prices or salaries;

- restructuring bank peso-denominated time deposits and dollar-denominated deposits, above certain amounts, and establishing a repayment schedule ending in 2003 and 2005 depending on whether the deposit was originally peso or dollar-denominated;

- establishing a series of voluntary swaps of deposits in the "corralito" or of restructured deposits for government bonds, as a response to the inability of the financial system to reimburse such deposits in accordance with their original terms and conditions;

- amending the charter of the Argentine Central Bank in order to allow it to print currency in excess of the amount of the foreign reserves it holds, make advances to the Argentine government and provide financial assistance to financial institutions with liquidity constraints or solvency problems (the Argentine Central Bank acted as a currency board and was therefore limited in its ability to act as lender of last resort under the Convertibility Law); and

- compensating financial institutions, through government bonds to be issued by the government, for the losses that would otherwise arise from the "asymmetric pesification" (for this the issuance of a Compensatory Bond in pesos was contemplated) and from the short foreign currency position that would otherwise result from the "asymmetric pesification" (for this the government established the issuance of a dollar-denominated Compensatory Bond and the possibility for financial institutions to subscribe a dollar-denominated Hedge Bond). As of the date of this annual report, the government and the Argentine Central Bank have provided a series of rules to determine the amount of compensation in connection with the "asymmetric pesification" to which each financial institution is entitled in the form of government bonds. However, certain situations remain that have not been contemplated by such rules, such as the provision of compensation for the effects of the "asymmetric pesification" on the balance sheet of non banking subsidiaries with complementary activity.

Some of these measures are described in more detail below.

FOREIGN EXCHANGE AND MONETARY SYSTEM

The Public Emergency Law put an end to the more than 10-year period of 1 to 1 parity between the peso and the US dollar under the provisions of the Convertibility Law and granted the Executive the power to set the exchange rate between the peso and foreign currencies and to regulate the foreign exchange market.

On January 10, 2002, through Decree No.71/02, President Duhalde established a "dual" foreign exchange system consisting of an official foreign exchange market where the exchange rate was fixed at Ps.1.4 per US$1 for export and import transactions and certain transactions subject to the Argentine Central Bank approval, and a free foreign exchange market for the remaining transactions. Quotations on the free market were to be set by supply and demand.

On January 11, 2002, after the Argentine Central Bank ended the foreign exchange market the banking holiday that had been imposed on December 21, 2001, the peso was allowed to float in the free market for the first time since 1991. Banco de la Nacion Argentina ("the Banco Nacion") published the first quotation for the free market at Ps.1.60 per US$1 (selling rate) and Ps.1.4 per US$1 (buying rate). Heightened demand for dollars, caused by uncertainty and by the lack of any other investment alternatives within the "corralito", led the exchange rate to increase well above the Ps.1.4 per US dollar exchange rate used by the government in the official market. The Argentine Central Bank began to intervene in the FX market in order to support the peso. However, the exchange rate continued to move against the peso and ultimately forced the government to abandon the "dual" exchange rate system and allow the peso to float. On February 3, 2002, the Executive announced the replacement of the dual exchange rate with a single freely floating exchange rate for all transactions. On the same day, a new banking holiday was imposed, which lasted until February 8, 2002, and a foreign exchange market holiday was imposed, which was lasted until February 11, 2002. Since that date and until late 2002, the government and the Argentine Central Bank took several measures intended to increase the supply of dollars in the market and, thus, limit the depreciation of the peso. However, the peso lost ground to the US dollar until mid 2002. As of June 30, 2002, according to Banco Nacion's quotations, the exchange rate was approximately Ps.3.80 per US dollar. Beginning in the second half of the year, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements, succeeded in stabilizing the peso. The exchange rate began to decrease even while the Argentine Central Bank began to recover international reserves steadily. By the end of 2002, the exchange rate oscillated around Ps.3.4 per US dollar.

On January 24, 2002, the government amended the charter of the Argentine Central Bank to allow it to print currency, eliminating the limitations introduced in 1991 by the Convertibility Law. This changes enabled the Argentine Central Bank to make short term advances to the federal government for amounts not to exceed 10% of the federal government's cash revenues during the prior 12 months and to act as a lender of last resort by providing financial assistance to financial institutions experiencing liquidity difficulties.

Controls over the foreign exchange market established in December 2001 were maintained with certain variations throughout all of 2002. In particular such controls were tightened at the beginning of the second semester. During most of 2002, transfers of foreign exchange abroad in connection with the service of debts of a financial nature, both of interest and capital, the payment of dividends and the remittance of profits, required the previous approval of the Argentine Central Bank. These rules ensured a fluid supply of foreign currency to the market.

In order to prevent the appreciation of the peso that took place principally during the fourth quarter of 2002, between November 29, 2002 and January 16, 2003, through its Communiques "A" 3826, "A" 3843, "A" 3845, "A" 3859, and "A"
3866, the Argentine Central Bank eased certain of the restrictions imposed over the foreign exchange market.

Effective January 1, 2003, the Argentine Central Bank authorized the anticipated payment of imports and extended the maximum period for exporters of capital goods to liquidate foreign exchange. Likewise, the Argentine Central Bank lifted restrictions to transfers of foreign exchange abroad to effect payments of capital in connection with non-financial private sector debts of a financial nature that had been restructured and in connection with debts that had become past due for amounts not to exceed US$ 150,000 per month. Subsequently, restrictions that had been imposed to the transfer of funds to pay interest on financial debts, profits and dividends where lifted. In addition, access of individuals and legal entities to the foreign exchange market was enhanced by increasing of the monthly purchase amounts authorized from US$ 100,000 to US$ 150,000. Authorized holdings of foreign exchange by financial institutions were also increased.

At the beginning of January 2003, the Argentine Central Bank increased from US$ 200,000 to US$ 1 million the limit over which exporters had to liquidate foreign exchange with such Central Bank.

Despite a certain easing of the restrictions imposed on the foreign exchange market, the transfer of funds abroad to effect repayments of capital of debts of a financial nature by financial institutions continues to require the previous approval of the Argentine Central Bank, except in the case of new indebtedness corresponding to transactions executed through the free foreign exchange market after February 2, 2002 and payment obligations with international credit agencies (Communiques "A" 3471 and "A" 3668).

LOANS TO THE PRIVATE SECTOR AND "ASYMMETRIC INDEXATION"

Pursuant to Decree No.214/02, issued February 4, 2002 and complementary rules, assets and liabilities of the financial system denominated in foreign currency that had been converted into pesos by the Public Emergency Law would be adjusted by a coefficient that would be published monthly by the Argentine Central Bank and calculated based on changes in the consumer price index, and a maximum interest rate (assets) and a minimum interest rate (liabilities) would be applicable to these assets and liabilities. The adjustment coefficient was known as "Stabilization Coefficient of Reference" ("CER" by its initials in Spanish). In the case of financial institutions' loans to the private sector, the adjustment by the CER coefficient would be retroactively applied beginning 180 days from February 4, 2002. For installment loans, it was established that, for a 6-month period beginning February 4, 2002, debtors would continue to pay, in pesos, an amount equal to that of the last installment. At the end of such period, the loan would be reprogrammed and the adjustment by the CER coefficient accumulated in the 6 months would be applied. For the remaining loans, except for credit card balances, debtors were granted a 6-month waiting period for payment, at the end of which the amount of the debt would be recalculated by applying the variation in the CER coefficient of the 6-month period.

Subsequently the majority of financial institutions loans to individuals were excluded from this adjustment, which was replaced by another adjustment by a coefficient based on the variation of salaries ("Coeficiente de Variacion Salarial" or "CVS" for its initials in Spanish). As a result, financial institutions' liabilities that were pesified and to which indexation is applicable are adjusted by the CER, while pesified assets are adjusted by one of the two coefficients. These situation is know as "asymmetric indexation".

Decrees No.762/02 (of May 7, 2002) and No.1,242/02 (of July 15, 2002) excluded from adjustment by the CER coefficient the following loans originally convened in US dollars and pesified: i) loans secured by residential mortgages on property representing a borrower's sole family residence, without limitation of amount; ii) personal loans up to US$ 12,000; and iii) personal loans secured by a pledge up to Ps. or US$ 30,000. These loans would be adjusted beginning October

1, 2002 by the CVS. Until then, the loan conditions applicable would be those as of February 2, 2002.

Subsequently, Law 25,642 sanctioned on September 11, 2002, postponed the application of the CER coefficient to September 30, 2002, for all obligations of individuals or companies to give amounts of money of up to Ps.400,000. In the case of debtors with the financial system, this amount had to be considered taking into account the indebtedness with the whole financial system.

On November 28, 2002, Congress sanctioned the project of a law that was regulated by Decree No.44/03 published in the Official Gazette on January 9, 2003. Law No.25,713, as regulated by such Decree, defined the methodology for the calculation of the CER coefficient and ratified the applicability of the CER adjustment to all obligations to give amounts of money originally denominated in foreign currency from February 3, 2002. Law No.25,713 maintained the exceptions established by the previous rules for pledge loans and personal loans. In the case of loans secured by residential mortgages on the borrower's sole family residence, the exception was maintained for loans originally convened for up to US$ 250,000. The date for the adjustment by the CVS of loans excluded from the CER adjustment was maintained at October 1, 2002. The new rule also provided that debtors with obligations not included in the previously mentioned exceptions and for amounts, as of February 3, 2002 and calculated as the borrower's total indebtedness with the financial system, of up to Ps.400,000 would be able to capitalize the CER adjustment accrued up to September 30, 2002. Once the debt new amount is recalculated in such way, the loan has to be restructured so that the first installment at the moment of the restructuring does not exceed the last installment paid in accordance with the previous conditions. If the loan is not an installment loan, the CER adjustment accrued and accumulated up to September 30, 2002, must be paid in installments throughout a period of not less than 120 days.

At the date of preparation of the Bank's financial statements as of December 31, 2002, Argentine Central Bank rules regulating the provisions of Law No.25,713 were still pending.

In accordance with article 1 of Decree No.214/02 loans to the private sector originally convened in foreign currency were converted into pesos at the Ps.1 per US$ 1 exchange rate. As established by Decree No.410/02, loans related to foreign-trade transactions granted by financial institutions and the credit card balances related to purchases made outside of Argentina remained denominated in US dollars. This Decree also provided that interbank loans would be converted into pesos at the Ps.1.4 per US$ 1 exchange rate.

During most of 2002, outstanding rules limited creditors' ability to exercise their rights. On January 30, 2002, Law No.25,563 was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Among other measures this Law suspended for 180 days as from the effective date of that Law, all mortgage, pledge and other foreclosures of whatever origin, including those ordered in chapter 11 type of reorganization proceedings ("concursos"), whether they be made extra judicially or in execution of judgment (art.9 and 16). In addition, Law No.25,563 suspended for 180 days the procedure of bankruptcy ("quiebra") petitions filed (art.11) as well as all injunctions attached on property that is necessary for debtors to continue to carry their usual business and prohibited new ones (art. 16). On May 15, 2002, Law No.25,589 was enacted, which, among other things, repealed the articles of Law No.25,563 mentioned above and replaced article 16 provisions for the suspension for 180 days from the effective date of this Law of: i) auctions of real estate property that involve the home of the debtor and/or the goods and/or facilities used by the debtor in its commercial and/or productive activities or for the provision of services, ordered in foreclosure proceedings, in execution of judgments or in extrajudicial executions, and ii) the execution of injunctions ordering the dispossession of property used by commercial, industrial or similar establishments for carrying out their business activities and necessary for them to operate.

In November 2002, when the above mentioned terms expired, the government reached an agreement with all financial institutions by which financial institutions unanimously refrained from carrying out foreclosures until the end of January 2003.

On February 4, 2003, Decree No.204/03 created special emergency units to act as mediators between borrowers and creditors during a 90-day period beginning on February 6, 2003, the date of publication of the Decree in the Official Gazette. These units, that will intervene at the borrower's or the creditor's voluntary request, will function within the Ministry of Labor and the Ministry of Production, to intervene in foreclosure proceedings against individuals or small and medium-sized businesses, respectively. Participation in this mechanism is voluntary and does not involve the suspension or interruption of judicial proceedings' terms or of judicial or extrajudicial foreclosures, as regulated by applicable rules.

DEPOSITS

Under the terms of Decree No.214/02, of February 4, 2002, deposits in US dollars or other foreign currencies in financial institutions were compulsively converted into pesos at the exchange rate of Ps.1.4 per US$1. Based on the provisions of this Decree, Resolution No.6/02 of the Ministry of Economy established the restructuring of time deposits in pesos and of deposits originally denominated in US dollars and converted into pesos, above certain amounts. These measures were known as "the corralon". This rule established that restructured deposits would be reimbursed in accordance with the following schedule:

- time deposits in pesos of amounts up to Ps.10,000: 4 monthly equal payments beginning in March 2002; of more than Ps.10,000 and up to Ps.30,000: 12 monthly equal payments beginning in August 2002; of more than Ps.30,000: 24 monthly equal payments beginning in December 2003.

- Restructured deposits originally in dollars up to Ps.7,000: 12 monthly equal payments beginning in January 2003; of more than Ps.7,000 and up to Ps.14,000:
  12 monthly equal payments beginning on March 2003; of more than Ps.14,000 and up to Ps.42,000: 18 monthly equal payments beginning in June 2003; of more than Ps.42,000: 24 monthly equal payments beginning in September 2003.

Non restructured amounts in dollar-denominated deposits accounts were allowed to be transferred to peso-denominated demand accounts. Decree No.214/02 also amended the "corralito" to allow for the entire withdrawal of salaries and pensions in cash and other exceptions.

The "corralito" and the mandatory restructuring of time deposits were meant to shield banks from further massive withdrawal of deposits. However, the financial system's deposit levels continued to diminish, despite the enforcement of the "corralito". One of the reasons for the continued reduction in the financial system's deposit levels was the increased access to funds in demand accounts that was permitted by Decree No.214/02 and the subsequent withdrawal of all such funds by depositors in the context of the prevailing lack of confidence in the financial system.

The other factor, that became increasingly important since March 2002, was the increase in the number of successful injunctions ("amparos") obtained by depositors requiring banks to release deposits. Even though the Executive Branch continued to enforce the "corralito", injunctions obtained by depositors resulted in a significant decrease in the financial system's deposits. Several other factors also contributed to this fund outflow, among which the most relevant were the uncertainty generated by the lack of an agreement between the Argentine government and the International Monetary Fund ("the IMF") and the growing expectations of a compulsory exchange of restructured time deposits for new bonds to be issued by the government.

During March and April 2002, due to the fact that outflows from the financial system were used to purchase foreign currency, the exchange rate began to increase from values of around Ps.2 per US$ 1 at the end of February, to values of around Ps.3 per US$ 1 or higher. In order to prevent additional deposit withdrawals from the financial system, which had a negative impact on the exchange rate level and, at the same time, on domestic prices, the government declared, on April 19, 2002, a new banking and foreign-exchange market holiday that lasted until April, 29, 2001.

The government's economic team intended to use the holiday to submit to Congress a bill providing for the mandatory conversion of restructured deposits into government bonds and other measures required by the IMF. None of these measures obtained support from Congress. This, together with rumors of changes in the foreign-exchange policy, triggered the resignation of the Minister of Economy, Mr. Remes Lenicov, and lead to a new institutional crisis. The crisis was overcome by the support that provincial governors gave to president Duhalde and a new Minister of Economy was designated. The new Minister, Mr. Roberto Lavagna, supported the foreign-exchange policy applied by his predecessor and consideration by Congress of a mandatory conversion of deposits into government bonds was suspended. In order to restrict fund outflows from the financial system, Law No.25,587 was passed on April 25, 2002, that requires banks to release deposits only when injunctions have been issued pursuant to final non-appealable judicial decisions.

Enforcement of this Law limited bank losses of deposits due to legal actions, but did not eliminated it. Banks continued to reimburse restructured deposits to its holders pursuant to such judicial actions. A substantial amount of these payments is still pending. In addition, a substantial portion of these payments had to be made at exchange rates higher than the Ps.1.4 per US$ 1 exchange rate at which the pesification was enforced

In an attempt to solve the problems represented by the need to eliminate the "corralito" and by the reimbursement of restructured deposits, even under the terms of the reimbursement schedule, Minister Lavagna replaced the compulsory exchange of deposits for government bonds proposed by his predecessor for a voluntary exchange (known as "Canje I") and the possibility for holders of bonds delivered at the exchange and of restructured deposits not tendered in the exchange to use such bonds and deposits in a series of transactions. On June 1, 2002, through Decree No.905/02, among other measures, the government established a voluntary exchange of restructured deposits and demand deposits into different bonds that would be issued by the government.

Decree No.905/02 established a mechanism pursuant to which any holder of restructured deposits and demand deposits, as well as all of those depositors that had participated in the voluntary exchange regime previously established by Decree No.494/02, were initially given a 30-day option to exchange their deposits for new Argentine government bonds the terms of which are set forth in Decree No.905/02. Decree No. 905/02 defined a peso-denominated bond maturing 2007 (Boden 2007) and two dollar-denominated bonds, one maturing 2005 and the other in 2012 (Boden 2005 and Boden 2012), as the options to be offered to depositors that chose to participate of the swap. The period to exercise the options described expired at mid July.

Decree No.905/02 established that subscription by financial institutions of the government bonds to be offered to depositors had to be carried in cash, obtained through advances to be granted to them by the Argentine Central Bank. These advances had to be fully secured by public and private sector debt instruments held by financial institutions, in accordance with the provisions of article 15 of Decree No.905/02 (that established assets included and their order of preference), except in the case of Boden 2012, which had to be acquired in the first place by delivering 9% National Government Bonds maturing 2002 ("Bonos Encaje"). In accordance with Decree No.905/02 such advances would have the same terms as the bonds to be subscribed with the funds provided by them.

In addition, Decree No. 905/02 established that non-exchanged restructured deposits would remain under the repayment schedule defined by Resolution No.6/02 of the Ministry of Economy as amended, but would be registered with Caja de Valores S.A. and constitute publicly negotiable securities listed in self-regulated exchanges of the country. Holders of certificates of restructured deposits (known as CEDROs) would be able to subscribe primary issues of equity and debt securities authorized to be publicly offered by the Comision Nacional de Valores (the National Securities Commission) and authorized to be listed by an exchange. Decree No. 905/02 also established the possibility of using restructured deposits to repay only those loans granted by the same financial institution where the deposits were held, subject to the implementing regulations issued by the Argentine Central Bank.

Likewise, Resolution No.92/02 of the Ministry of Economy authorized financial institutions to offer to holders of non-exchanged restructured deposits better restructuring conditions. This offer had to constitute a public offer applicable to the whole series of deposits registered with Caja de Valores S.A., subject to the regulations issued by the Argentine Central Bank.

Due to the success obtained by the Canje I, that reached Ps.8 billion for the whole financial system, according to the information provided by the Ministry of Economy, the economic team decided to extend the possibilities offered by the voluntary exchange regime that it favors as the solution to the elimination of the "corralito" and the reimbursement of restructured deposits.

Through Decree No.1836/02 dated September 16, 2002, that was regulated by Argentine Central Bank's Communique "A" 3740, the government announced a new exchange (known as "Canje II") of deposits for government bonds and the possibility for holders of restructured deposits outstanding as of May 31, 2002, of up to Ps.7,000 (excluding the CER adjustment), to exchange them for cash. Financial institutions were allowed to extend this possibility to holders of restructured deposits of up to Ps.10,000 (excluding the CER adjustment). The period to receive cash was initially set to expire on October 30, 2002, and was subsequently postponed up to and including November 21, 2002.

The new exchange, still in progress at the date of this annual report, contemplates different options for holders of CEDROs or depositors that might have participated in the previous exchange of deposits for government bonds implemented by the government. Holders of CEDROs can voluntarily exchange their certificates for dollar-denominated bonds maturing in 2013 (Boden 2013), that will be secured by the financial institution in which the deposit was made, and/or peso-denominated "Letras de Plazo Fijo" ("Time Deposit Bills") to be issued by financial institutions and that include an option granted by the government to convert into US dollars at the rate of Ps.1 per each Ps.1.4 adjusted by CER, at each amortization and coupon due dates, the amounts payable at those dates. The period to exercise these options was initially set to expire on October 30, 2002, and was postponed up to and including December 12, 2002 and, subsequently, up to and including March 12, 2003.

Decree No.1836/02 opened the possibility for financial institutions to acquire the government bonds to be delivered to depositors, in exchange for Secured Loans and the other public sector debt instruments held by financial institutions included in art.15 of Decree No.905/02, with the preference there established. The possibility of acquiring the government bonds to be delivered to depositors through advances granted by the Argentine Central Bank secured by the assets mentioned in the previous sentence was maintained, and the possibility of acquiring such bonds in cash was added in those cases were the amount of bonds to be delivered to depositors by a bank exceeds such bank's holdings of assets eligible to be exchanged for bonds or given as collateral of advances.

In addition, Decree No.1836/02 allowed financial institutions to offer dollar-denominated government bonds maturing in 2006 to depositors having initiated judicial actions pending resolution, to recover their deposits. Acceptance of such bonds is voluntary.

Given the favorable trend shown during the second half of 2002 by the financial system's deposit base, which continued to increase despite the payments to reimburse deposits made in connection with "amparos" and the freeing of deposits of up to Ps.7,000 or Ps.10,000 as mentioned above, on November 22, 2002, through its Resolution No.668/02 and effective December 2, 2002, the Ministry of Economy eliminated the restrictions still in force on the amounts that depositors were allowed to withdraw in cash from transactional deposit accounts (current and savings accounts). These accounts were incorporated to the free account system established by article 26 of Decree No.905/02. These measures meant the lifting of the "corralito."

This measure was accompanied by the decision to unify at 14% the legal minimum cash requirement on time deposits, independently of them being constituted with cash or with funds from the "corralito". This implied an increase in the minimum cash requirement on time deposits constituted with cash (the segment of deposits that was increasing at the time) given that, before, depending on the time-deposit term, the requirement varied from 5% to 9%. These measures also implied an increase on the cash requirement on time deposits constituted with funds from the "corralito" given that, before, it was of 40% (22% could be complied with by using banks' cash or deposits in the Argentine Central Bank and the remaining 18% by using Bonos Encaje). The minimum cash requirement on current accounts and savings accounts remained at 22%.

On March 5, 2003, the Argentine Supreme Court ("the Supreme Court") ruled on the lawsuit of the Province of San Luis against the Argentine Federal Government, concerning the claim for the reimbursement, in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate, of a pesified dollar-denominated deposit that the Province of San Luis holds at Banco Nacion. In its ruling, the Supreme Court declared art. 2 of Decree No.214/02 unconstitutional (the article that had pesified the dollar-denominated deposits outstanding in the Argentine financial system) and ordered Banco Nacion to reimburse the Province of San Luis' deposit in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate. In its ruling, the Supreme Court established a 60-day term for the parties to convene or determine the manner and the terms of the reimbursement.

COMPENSATION TO FINANCIAL INSTITUTIONS

FOR THE "ASYMMETRIC PESIFICATION" AND ITS CONSEQUENCES

As provided for by Decrees No.214/02, No.320/02, No.410/02, No.471/02,
No.704/02, No.905/02 and No.992/02 and complementary ones, as amended, and Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and complementary ones, as amended, a significant portion of financial institutions' assets and liabilities denominated in foreign currency, which formed part of its net asset positions in foreign currency were converted into pesos at different exchange rates.

Decree No.214/02 provided for the compensation, through the issuance by the government of a bond to be delivered to financial institutions, of the losses that financial institutions would otherwise suffer as a result of the conversion of bank assets and liabilities into pesos at different exchange rates and the short foreign currency positions that would result from such conversion. Decree No.494/02 provided a methodology for the calculation of the amount of compensation and established that the government objective in providing such compensation was to cause financial institutions' net worth to return to the levels prior to the pesification, by compensating them for:

- the losses caused by the conversion into pesos of a significant portion of their liabilities at the Ps.1.4 per US$ 1 exchange rate, greater than the Ps.1 per US$ 1 exchange rate established for the conversion into pesos of a significant portion of its dollar-denominated assets. This would be achieved through the issuance and delivery of a peso-denominated Compensatory Bond maturing 2007 (Boden 2007).

- the currency mismatch generated by the compulsory pesification of certain portions of financial institutions' assets and liabilities. This would be achieved through the conversion of the Compensatory Bond originally peso-denominated into a dollar-denominated Compensatory Bond and, if necessary, through the subscription of a dollar-denominated Hedge Bond. For this, the government established the issuance of a dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012).

On June 1, 2002, the Argentine government passed Decree No.905/02 that, among others, replaced the provisions of Decree No.494/02 related to the methodology by which to calculate the amount of compensation to be received by financial institutions. Decree No.905/02 provided that the compensation to which a financial institution was entitled to would be calculated by taking into account, only, the imbalances generated by the government's pesification measures in the balance sheet of such financial institution's headquarters and branches located in Argentina as of December 31, 2001, limiting the provision of compensation on account of imbalances generated in the balance sheets of such institution's foreign branches and subsidiaries and local subsidiaries with complementary activity, exclusively to the effects of the conversion into pesos of such foreign branches' and subsidiaries' investments in Secured Loans. Therefore, the negative impact of the pesification of the assets of a bank's foreign branches and subsidiaries and local subsidiaries with complementary activity subject to Argentine Law, remained excluded from the compensation scope. On October 28, 2002, the government issued Decree No.2167/02 which modified Article 29 of Decree No.905/02 by incorporating into the calculation of the compensation amounts those assets and liabilities recorded in foreign branches and subsidiaries which were subject to the provisions of Decree No.214/02 and complementary ones. Decree No.2167/02 did not contemplate any changes with respect to the assets of subsidiaries with complementary activity.

Trough its Communiques "A" 3805 and "A" 3825, the Argentine Central Bank regulated the changes introduced by Decree No.2167/02 and established that no later than December 23, 2002, financial institutions had to inform such Central Bank the amounts of compensation to which they were entitled under the new rules.

Data released by the Ministry of Economy, shows that the issuance of government bonds in accordance with the provisions of Decree No.905/02 to compensate the financial system for the "asymmetric pesification" would amount to approximately Ps.3 billion and US$7.3 billion, including both the compensation itself (the Compensatory Bond) and the Hedge Bond, which has to be subscribed by financial institutions.

FOR THE "ASYMMETRIC INDEXATION" AND LEGAL ACTIONS RELATED TO THE REIMBURSEMENT OF DEPOSITS

Financial institutions have requested to the government that they be compensated for the losses generated to them by other economic policy measures or facts such as: i) the reimbursement of deposits pursuant to judicial injunctions ("amparos") at the free market exchange rate, which was greater than that established by the government for the conversion into pesos of included financial institutions' assets and liabilities, and ii) the adjustment for inflation of included assets and liabilities by using different coefficients, the CER or the CVS ("asymmetric indexation"). At the date hereof, the authorities have not announced any measures to compensate these issues.

FINANCIAL STATEMENTS' ADJUSTMENT FOR INFLATION

Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No.415/02 of the National Securities Commission established that banks' financial statements for periods ended in 2002 would be restated for inflation by using the Wholesale Price Index (IPIM) published by the National Bureau of Statistic and Census (INDEC).

The reestablishment of the adjustment for inflation of financial institutions' financial statements has had an adverse effect on financial institutions' results of operations during most of 2002. This was a consequence of the fact that, given the conversion into pesos of the different assets held by banks and the changes to their terms and conditions mandated by different government rules (public sector debt instruments and loans to the private sector) that established the adjustment of principal of pesified assets and liabilities by the CER or the CVS and the accrual of maximum and minimum interest rates, a bank's liquid net worth (monetary assets less monetary liabilities) was left, to a large extent, invested in assets that have yielded rates lower than the rate of inflation used (the variation of the IPIM) to recognize in income statements the cost of exposure of such liquid net worth to inflation.

THE ECONOMY AND THE FINANCIAL SYSTEM IN 2002

The year 2002 was characterized by the impact, on the real economy and the financial system, of the public sector's financial crisis, the financial system's liquidity crisis of late 2001 and of the measures taken by the government to resolve them. These measures included the restrictions on cash withdrawals from bank deposits (the "corralito"), controls on international capital flows, the declaration of default on part of the sovereign debt, the devaluation of the currency and the end of the Convertibility regime and of the 1 to 1 parity between the peso and the US dollar established by this regime in 1991; and, subsequently, the compulsory pesification of certain dollar-denominated assets and liabilities (including financial institutions' deposits and loans) and the rescheduling of peso-denominated time deposits and of most dollar-denominated deposits (the "corralon"). These measures generated a profound change in Argentina's monetary and foreign exchange regimes. Furthermore, they introduced strong changes in the legal framework for all economic agents, and particularly for the financial system, and represented an infringement, according to the preexistent legal framework, to a large part of outstanding contracts (both public and private). For the financial system, these measures also implied a drastic change in the characteristics of its activities.

There were two clearly differentiated periods in 2002 as regards the adaptation of the economy to the crisis situation and to the measures implemented to resolve it. The first one lasted for the first six months of the year, when the government defaulted on part of the public debt and abandoned the Convertibility regime.

During this period the economic activity collapsed - it was the largest contraction in the level of economic activity in Argentine history -, fiscal revenues fell, inflation rose significantly and the financial system's liquidity crisis worsened. The nominal exchange rate and nominal interest rates increased significantly reflecting the crisis. As a result, the political and social situation worsened considerably.

The second period comprised the second half of the year. Most real and financial variables stabilized in the third quarter and, since then, financial indicators began to improve and the favorable trend in economic activity indicators consolidated during the fourth quarter, for the first time since the beginning of the recession in 1998.

By the end of 2002 the economy seemed to have bottomed out from the recession that began in 1998. However, it is important to emphasize that the recovery observed was against extremely depressed levels of economic activity, similar to those of the early nineties. In addition, the recovery is the result of a set of economic policies aimed mainly at administering the crisis, that did not include structural reforms that would be necessary to generate sustainable long-term economic growth. These structural reforms remain pending, given that the current is a transition administration and that presidential elections have been announced for April 2003.

During the whole 2002, the government attempted unsuccessfully to reach an agreement with the IMF. In the first half of the year the government aimed at obtaining additional funding from this credit agency. During the second half, its focus turned to prevent a default with it, a necessary condition for the rollover of maturing loans from other multilateral lending institutions and for obtaining new loans from these institutions. After the default with private creditors, these institutions are almost the only source of credit for the Argentine government. By November 2002 the government was in arrears with the World Bank and the Inter-American Development Bank ("the IDB"). This situation was regularized after Argentina finally reached a short-term agreement with the IMF in mid January 2003. Under the agreement US$ 6,000 million in public sector debt with the IMF maturing in 2003 through the month of August will be rolled over. The agreement also paves the way for the rollover of US$ 4,400 million in World Bank and IDB loans. The agreement did not include new funds and, given its short-term nature, it mainly contemplates monetary and fiscal targets.

THE ECONOMY

FIRST SEMESTER

During the first quarter of 2002, Argentina defaulted on most of its sovereign debt (with the exception of debts with multilateral lending institutions), there was a devaluation of the currency with a 200% increase in the exchange rate, the financial system liquidity crisis worsened, and prices began to raise at alarming rates.

Economic activity collapsed. GDP contracted by 16.4% y-o-y in the first quarter, the largest decrease in Argentine history, even larger than those observed during the 1930s crisis. Private consumption fell 18.8% y-o-y, investment fell 45.4% and industrial production contracted by 20%. The only component of aggregate demand that increased during the first quarter, when measured in constant pesos, was exports (+8.5%). During the second quarter of 2002, the economic crisis continued in both the real and the financial sectors. GDP contracted by 13.6% y-o-y, and private consumption, investment and exports fell, on the same basis, by 17.2%, 43% and 4.2%, respectively. As a result of the strong contraction in economic activity, in May 2002, unemployment increased to a historical maximum of 21.5% of the economically active population.

The deepening of the financial system's crisis forced the Argentine Central Bank to expand the monetary base, mainly to assist financial institutions with liquidity problems. However, the Argentine Central Bank sterilized this expansion, which amounted to approximately Ps.7,200 million in the first semester, using the sale of international reserves in the foreign exchange market, as the main tool. This strategy did not succeed in preventing the exchange rate from increasing but it attenuated the inflationary pressures generated by the devaluation, and contributed to avoid even higher increases in the price level.

After several years of low or null inflation, and even deflation, the devaluation had a strong impact on domestic prices. During the first quarter of 2002, measured by the variation of the Consumer Price Index (CPI), inflation reached 9.7% and, measured by the Wholesale Price Index (WPI or "IPIM" by its initials in Spanish), it was 34.5%. During the second quarter, the rate of increase of consumer and wholesale prices accelerated, reaching 19% and 46.2%, respectively. Both the CPI and the WPI monthly growth rates increased until April, to decelerate thereafter.

During the first half of the year, CPI and WPI inflation rates were 30.5% and 96.6%, respectively. In the same period, the nominal exchange rate increased by 280%, so the pass-through of the devaluation into prices was substantially low. This fact, absolutely novel in Argentine history, is attributable to the deep economic recession and the contractive monetary policy pursued by the authorities. The recession also determined a lower increase in consumer prices than in wholesale prices. Also, the evolution of consumer prices was very heterogeneous. In effect, while goods prices increased 52.8% in the first half of the year, the prices of services increased only 6.5% in the same period. This was mainly the result of the government's decision of not to allow increases in public services' tariffs, and of the impact of the weak domestic demand on items such as housing rentals, educational services and transportation. Among goods, the largest price increases were in tradable goods such as food and beverages, vegetal oil, milk products, vegetables and sugar. The prices of certain of these items increased as much as the exchange rate.

At the end of the first semester, the nominal exchange rate reached one of the highest levels of the year, Ps.3.80 per US$ 1. Borrowing interest rates also increased significantly as compared to previous periods. At the end of June, the average nominal interest rate in the financial system for 30-day time deposits reached 58.71% per annum and the interest rate on Argentine Central Bank notes (LEBAC), a short-term debt instrument created during the first quarter of 2002, was 80% per annum, for the 14-day maturity.

During the first half of the year, the situation of the federal public sector was characterized by the collapse of revenues. Revenues from tax collection and the social security system decreased 14.7% y-o-y in nominal terms. The imbalance in the federal public sector budget was contained by means of a 8.6% reduction in primary expenditures, which was not sufficient to avoid a primary fiscal deficit of approximately 0.2% of the GDP for the period. The default on part of the sovereign debt generated savings in terms of interest payments for the government, and as a result the total fiscal deficit of the federal public sector decreased 40.5% y-o-y in nominal terms, amounting to approximately 1.1% of the GDP for the period.

Likewise, during the first half of the year, provincial governments' budgets were also affected by a strong decrease in revenues, both from the revenue share system and from provincial taxes. This was due to the economic recession, to the fact that taxes on exports are not shared with the provinces and to the federal government's delays in making transfers of funds. Provincial fiscal revenues decreased by approximately Ps.1,500 million y-o-y in the first semester. Even if primary expenditures were reduced, and taking into account the savings generated by the default, the provinces' total fiscal deficit amounted to Ps.1,145 million (approximately 0.4% of the GDP for the period). This deficit was financed by the issuance of provincial bonds that were used as quasi-monies. Total issuance of quasi-monies, in addition to the Ps.3,000 million issued in 2001, amounted to Ps.4,900 million in the period.

The trade balance showed a strong surplus during the first half of the year. This was the result of a contraction of 63.3% y-o-y in imports and of 7.5% y-o-y in exports (measured in US dollars). Exports amounted to US$ 12,406 million and imports to US$ 4,231 million during the period. The fall in imports was a direct consequence of the increase in the exchange rate and of the deepening of the recession and the resulting contraction in domestic demand. The decrease in exports reflected the weak state of the world economy in 2002, and in particular, a weaker Brazilian demand. These affected exports of industrial products, and to a lesser extent those of primary products (in both cases there was a decrease in both volumes and prices). On the other hand, exports from the agro-industrial sector increased y-o-y as the decrease in prices was outweighed by an increase in volumes. The decrease in oil prices negatively affected oil exports. In addition, it is important to emphasize that export activities were negatively affected by the lack of domestic and external credit, a direct result of the crisis in the domestic financial system and of the difficulties that Argentine companies experienced to access the international credit markets.

SECOND SEMESTER

During the third quarter of the year, the economy began to gain some stability and there were signals of an improvement in the financial system. The signs reflecting a change in trend refer to the increase in the level of economic activity and the behavior of domestic prices, as well as to the increase in nominal tax revenues and the positive evolution of monetary variables.

Mainly as a result of a process of import substitution generated by the depreciated exchange rate, in the third quarter GDP grew 0.2% on seasonally adjusted terms, as compared to the previous quarter. This was the second consecutive quarter of seasonally adjusted growth. Tax revenues increased 14.1% against the previous quarter and 23.1% y-o-y in nominal terms. The indicator of industrial activity calculated by the National Institute of Statistic and Census (INDEC) increased 2.3% in seasonally adjusted terms over the previous quarter.

In the third quarter, the strengthening of controls on international capital flows and the shorter terms given to exporters to liquidate foreign exchange with the Argentine Central Bank determined this Bank move from selling international reserves to expanding the monetary base to purchase foreign currency originated in the trade surplus. The Argentine Central Bank sterilized the excess money supply through the issuance of LEBAC. As a result, it succeeded in stopping the loss of reserves while at the same time the exchange rate experienced a slight appreciation, reaching Ps.3.73 per US$ 1 on September 30, 2002 from Ps.3.80 per US$ 1 at the end of June. This, in turn, reduced the pressure on domestic prices. In effect, in the third quarter inflation decreased to 7% for consumer prices and to 12.6% for wholesale prices. The gradual recovery of liquidity in the financial system drove down interest rates, with the nominal average interest rate on 30-day deposits reaching 38.05% per annum at the end of the quarter and the rate on 14-day LEBAC reaching 32% per annum.

In the last quarter of the year the signs of improvement in the economic situation continued. Wholesale prices remained practically unchanged, decreasing by 1.57%, while consumer prices increased only 0.9%. One of the main reasons of this price stability was the appreciation of the exchange rate that by year-end had reached Ps.3.36 per US$ 1. Industrial activity increased 0.8% y-o-y in November, the first interannual expansion experienced by industrial activity in the year and after 27 consecutive months of contraction. During the quarter, industrial activity expanded 1.7% y-o-y and 3.7% over the previous quarter. Also a sign of the recovery in economic activity was the increase in tax revenues from the VAT that grew 1% y-o-y in real terms during the quarter (first quarterly y-o-y real increase in VAT revenues of the year). Projections for GDP growth in the fourth quarter put it a range of 0.5% to 2% over the previous quarter on seasonally adjusted terms. This new quarterly increase would confirm that the economy has bottomed up.

The federal public sector finances showed a completely different evolution in the second half of the year. Primary expenditures began to grow, being 10.8% higher than in the first semester and increasing 17% y-o-y. This increase was the result of increases in almost all expenditure items, and particularly in the expenses related to the implementation and expansion of subsidies under the Heads of Household Plan (see details below). The increase in expenditures could be financed by a more than proportional increase in fiscal revenues that generated a primary surplus of approximately 0.9% of the GDP for the period. In effect, fiscal revenues were Ps.8,400 million higher than in the first half of the year (including Ps.1,100 million in tax payments made using public bonds, a payment facility that lasted until September), an increase of 36.6%. This was mainly the result of higher revenues from taxes on exports, that amounted to Ps.3,700 million, and of the positive effect of inflation on nominal tax revenues, that began to offset the negative effect of the lower level of economic activity. Another important change observed during the second half of the year was that the savings of interest payments generated by the default on the public debt became less important. Interest payments amounted to Ps.4,400 million in the second half of the year, a Ps.665 million increase from the same semester of the previous year. As a result, the federal public sector total deficit amounted to Ps.1,450 million, or approximately 0.4% of the GDP for the period. In 2002, the primary surplus of the federal public sector amounted to Ps.2,261 million or approximately 0.7% of the GDP for the full year and its total deficit amounted to Ps.4,549 million (1.5% of the GDP for the year).

The fiscal situation in the provinces also improved in the second half of 2002. Provincial revenues from provincial taxes increased as a result of the effect of inflation, the increase in some taxes and the introduction of plans to regularize tax arrears. Provinces also received higher transfers from the government under the revenue share system. However, this increase in revenues and some measures taken to control expenditures are unlikely to be enough to balance the provincial fiscal accounts. The fiscal deficit for the provinces in the second semester of 2002 is estimated at Ps.1,700 million, and the deficit for the whole year would amount to Ps.2,841million (approximately 0.9% of the GDP for the period).

The unemployment rate, as measured by INDEC's October of 2002 survey, decreased to 17.8%, half a percentage point below that of October 2001 and 3.7 percentage points below the peak of May 2002. There were two main reasons behind this decrease in the unemployment rate: the implementation of the Heads of Household Plan and the recovery in the level of economic activity. Under the Heads of Household Plan that started in May 2002, in order to alleviate the social consequences of the economic crisis, the government began subsidizing heads of household with very low income levels, with a focus on those who were unemployed, in exchange for work. The fact that the recipients of the subsidy were not included in INDEC's survey as unemployed and looking for jobs made the unemployment rate fall as a result of the introduction of the plan. On the other side, the May 2002 survey was made at the most critical moment of the crisis and since then economic activity began to increase. Although the unemployment rate began to decrease at the end of the year, the increase in the cost of living, mainly during the first half of the year, caused a significant reduction in the purchasing power of wages. This fact together with the contraction in economic activity and employment rates have generated levels of poverty and indigence that are unprecedented in Argentina.

During the second half of 2002, exports and imports decreased at much smaller rates than in the first half of the year. Exports and imports measured in US dollars decreased 1.8% and 46% y-o-y, respectively. The better performance in exports when compared to that of the first semester was based in a larger increase in exports from the agro-industrial complex and smaller decreases in other industrial exports and oil exports. This compensated the negative evolution of primary exports. For the whole year, exports fell 4.7% and imports 55.8% from the previous year levels, with the only increase in exports corresponding to exports from the agro-industrial complex (+9%). During the year, prices and volumes were lower for all types of exports, except for the agro-industrial complex which showed higher exported volumes.

During the second half of the year, exports continued to exceed imports for significant amounts, causing the trade surplus for the whole year to reach US$ 16,375 million. In 2002 total exports were US$ 25,375 million and imports US$ 8,988 million. The trade surplus was US$ 10,026 million higher than in 2001.

The exchange rate at the end of 2002 was Ps. 3.36 per US$ 1, which implied a 10.2% appreciation of the peso in the last quarter of the year, and of 11.6% in the second semester. In order to avoid an even larger appreciation of the peso, the Argentine Central Bank decided to relax certain of the restrictions imposed on the foreign exchange market.

THE FINANCIAL SYSTEM

FIRST SEMESTER

During the first semester of the year the financial system was strongly affected by the significant changes in banking regulations and the end of Convertibility. The "asymmetric pesification" of bank's assets (at Ps.1 per US$1) and liabilities (at Ps.1.4 per US$ 1) decided by the government generated significant additional distortions in financial institutions' balance sheets and affected the public's confidence in the financial system. As a result, the loss of deposits and of liquidity by financial institutions observed at the end of 2001 continued. At the beginning of January 2002, holders of deposits in the financial system began to obtain judicial injunctions ("amparos") that allowed them to recover their deposits. First these judicial orders were against the Argentine Central Bank and afterwards, in a massive way, against commercial banks. In addition, financial institutions had to adapt their systems, processes and internal regulations to the new scenario, which required a considerable operating effort.

Following the devaluation of the peso, the lack of future markets for the dollar or of assets that could serve as substitutes to it in the domestic financial market, caused the bank run to turn automatically into a currency run, resulting in a fall in the level of international reserves and in increases in the exchange rate and in prices. Due to the low liquidity of the financial system, the government decided to restructure most peso-denominated time deposits and most deposits originally denominated in dollars. Restructured deposits would be reimbursed in accordance with a schedule that depended on the amount of the deposit and the original currency of denomination.

The rescheduling of deposits created a new source of instability for the financial system as the reimbursement of deposits pursuant to judicial orders ("amparos") generated a constant outflow of funds. These reimbursements were made earlier than the new maturity date established in the restructuring schedule and most of them at market exchange rates, much higher than the Ps.1.4 per US$ 1 at which deposits had been pesified.

During the first quarter of 2002, the Argentine Central Bank's assistance to financial institutions with liquidity problems amounted to approximately Ps.2,500 million. As the outflow of deposits continued, the Argentine Central Bank's assistance also increased, reaching a maximum in the second quarter of Ps.4,900 million. As mentioned, the Argentine Central Bank absorbed this expansion in the base money by selling international reserves. In mid March the Argentine Central Bank created the LEBAC, short-term debt instruments intended to replace the sale of reserves as the tool for sterilization of the excess money supply -generated by the assistance to the financial system-. The LEBAC were also intended to become an alternative asset to the US dollar for investors and to give the economy a reference interest rate. The absorption of excess money supply through LEBAC gained importance over the year.

During the first half of 2002, the negative impact of the recession and of the regulatory changes over the financial system's level of activity as well as over its asset quality were most substantial. At the same time, the evolution of the main variables that determine financial institutions' financial income experienced significant distortions. These variables were: i) the return on assets, largely fixed by the Argentine Central Bank at the moment of the pesification and indexation to the CER (this coefficient is in turn tied to the evolution of the CPI); ii) the wholesale price inflation rate used to determine the cost of exposure of a bank's liquid net worth to inflation (usually a loss for a financial institution); and iii) the exchange rate, which determines a bank's gain or loss on its net position in foreign currency and the quotation differences associated to the payment of deposits pursuant to judicial orders.

During the semester, the reduction in private sector loans, mainly associated to their repayment and to a large extent prepayments, in a context where credit granting was practically null, amounted to Ps.12,500 million. This was the main source of financial institutions' own liquidity to face the outflow of deposits.

In mid February, Congress passed Law No.25,563 that suspended for 180 days judicial proceedings against delinquent debtors and bankruptcy procedures. These measures affected banks' ability to seize collateral. In addition, the government established the pesification and indexation of the financial system's loans. The rules regulating the indexation of these assets were repeatedly modified in the following months. In this environment, financial institutions began the process of restructuring the portfolio of loans to the private sector, mainly their commercial portfolio, subject to the joint restrictions imposed by the debtors' ability to cancel their debts and the applicable rules.

SECOND SEMESTER

The situation of the financial system began to improve in the third quarter of 2002.

In the first exchange (Canje I) of transactional deposits (checking accounts and saving accounts) within the "corralito" and restructured deposits, for government bonds, which ended in mid July, Ps.8,000 million were exchanged, according to information released by the Ministry of Economy. Of these, Ps.1,000 million were transactional deposits from the "corralito" and Ps.7,000 million were restructured deposits (representing 25% of the total amount of these deposits at the closing date of the exchange). After the Canje I, from mid July until September 30th, the amount of transactional deposits in the system decreased slightly from Ps.26,700 million to Ps.26,200 million. Time deposits of less than 180 days (essentially new voluntary time deposits) increased more than Ps.5,150 million in the semester. As a result, total "free" deposits of the financial system, net of restructured deposits and of those tendered in the Canje I, increased by approximately Ps.4,650 million. The reason was that financial institutions were able to retain within the system most of the funds released as a result of the reimbursement of deposits pursuant to judicial orders, of the freeing of restructured deposits in accordance with the reimbursement schedule, and of the reimbursement of restructured deposits of less than Ps.7,000 or Ps.10,000. A remarkable fact was that these deposits were retained at decreasing interest rates.

As a result of the stability in prices, interest rates and transactional deposits, effective December 2, 2002, the government decided to completely eliminate the restrictions on cash withdrawals from transactional deposit accounts of the "corralito". The release of funds did not affect the exchange rate.

During the last quarter of the year, total "free" deposits in the financial system, net of rescheduled deposits and of those tendered in both swaps, increased by Ps.6,300 million. The increase continued even after the lifting of the "corralito" and the maturity of the first installment of the schedule to reimburse peso-denominated time deposits of amounts larger than Ps.30,000. Transactional deposits remained stable. Therefore, as in the third quarter, total deposits in the financial system grew as much as the new time deposits of less than 180 days. Again, financial institutions were able to maintain within the system, with decreasing interest rates, most of the funds released as a result of the reimbursement of deposits pursuant to judicial orders, of the freeing of restructured deposits in accordance with the reimbursement schedule, and of the lifting of the "corralito".

The average nominal interest rate in the system for 30-day time deposits was 27.88% per annum and the interest rate on 30-day LEBAC was 6.9% per annum at the end of the fourth quarter. During the quarter the Argentine Central Bank stopped issuing the 14-day LEBAC and began placing longer-term ones bearing lower interest rates. In effect, at the end of 2002, the interest rates on 4- and 6-month LEBAC was 18% and 46%, respectively, while it was 42% at the beginning of November for the 4-month series, and 82% at the end of October for the 6-month series.

Restructured deposits continued decreasing during the second half of the year, as a direct consequence of the reimbursements mandated by judicial orders. The effect of these payments on the cash of the financial system, including the difference between the Ps.1.4 per US$ 1 parity at which the restructured deposits were registered in the books and the market exchange rate (applicable to those deposits that had originally been denominated in dollars), is estimated to have amounted to Ps.10,500 million for the whole 2002. The estimated balance of restructured deposits in the financial system, without including the adjustment by the CER coefficient, as of year end was Ps.14,700 million.

The second exchange of restructured deposits for government bonds (Canje II) has not ended yet. However, the degree of participation is expected to be significantly below that of the Canje I.

The reduction in private sector loans also decreased in the semester, amounting to Ps.6,900 million. However, it still was an important source of liquidity for financial institutions. Since the third semester, the reduction in private sector loans has offset banks' needs for funds associated to the reimbursement of restructured deposits and the payments mandated by judicial orders.

The liquidity of the financial system (measured as cash held in bank vaults plus banks' deposits with the Argentine Central Bank, as a percentage of total deposits) improved in the quarter, reaching 21.8% at the end of the year compared with 12.3% at the end of June. Consistently, the assistance of the Argentine Central Bank to financial institutions remained stable in the second half of the year, reflecting this improvement. International reserves began to increase in the fourth quarter, to reach US$ 10,500 million at the end of the year.

Although the financial system has rebuild its liquidity during the second semester, given the economic scenario described for the year, it has not returned to its role as intermediary between savings and credit. During the year, the financial system's activity focused on the provision of certain traditional banking services such as: the management of means of payment (with special emphasis on electronic means), the provision of bank accounts for transactional purposes and credit and debit cards, trading of foreign exchange, fund raising for transactional purposes and, beginning at the middle of the year, the raising of short-term time deposits, and the provision of foreign-trade services. The supply of credit was very limited, and in general, restricted to instruments such as the purchase of checks and the prefinancing of exports, in the case of businesses, and to the financing through credit cards, in the case of individuals.

The number of banks in the Argentine financial system decreased from 85 as of December 31, 2001 to 79 at the end of 2002. Essentially during the first half of the year, and as a result of the liquidity crisis, 10 institutions closed or were acquired by others, which was compensated by the opening of four institutions. Of the institutions that closed, four pertained to the domestic private sector, and six were foreign-owned institutions, of which two were branches of foreign institutions and four were subsidiaries of foreign institutions with domestic retail operations.

OUTLOOK

After the end of 2002, interest rates decreased and the nominal exchange rate continued its appreciation as a result of the larger supply of foreign currency by exporters, expectations in the financial markets of an imminent agreement with the IMF and, subsequently, the signing of the agreement.

While the economy is expected to recover in 2003, a sharp turn around is not expected due to the significant decrease in aggregate investment in 2002 and to the fact that credit has not resumed yet. The uncertainty generated by the forthcoming presidential elections announced for April 2003 is also a factor contributing to this expectation.

The equilibrium in the main macroeconomic variables achieved by the current administration and future economic growth depend crucially on the ability of the next administration to reestablish the solvency of the public sector in the long run. This requires restructuring the sovereign debt and reaching a long-term agreement with multilateral lending institutions. It would also require a tax reform oriented to simplifying the tax codes, eliminating distortive taxes and stimulating private investment. Within the tax reform, a new fiscal agreement between the Federal and the provincial governments, aimed at a new revenue share system that would be based on a more close relation between provincial revenues and expenditures should also be contemplated. An improvement in the efficiency of the administration and in the allocation of public sector expenditures would also be needed. This is particularly important as the government will have to undertake a significant amount of expenditure on social programs in order to address the extraordinary social situation generated by the impact of the economic crisis since 2001. In addition, a gradual liberalization of certain markets that remain under emergency controls (such as the public services and foreign exchange markets) would be needed as well as a monetary policy consistent with the joint objectives of economic growth and low inflation, thus avoiding the most regressive of all taxes, the inflation tax.

Regarding the financial system, the recovery of credit is still a pending issue and a necessary condition for the economy to grow taking advantage of the competitive gains created by a high exchange rate. The normalization of credit activity will depend on the rebuilding of investors' confidence in the financial system, and this in turn will depend on the government's ability to generate certainty about the regulatory and legal framework of the country.

If Argentina were able to implement an adequate combination of economic policies in a context of low uncertainty, it could achieve high growth rates in the future, given that installed capacity has not been affected by the crisis and was modernized during the nineties.

EVOLUTION OF THE MAIN MACROECONOMIC VARIABLES IN 2002

                                                      IV Q 01     I Q 02      II Q 02    III Q 02    IV Q 02
-------------------------------------------------------------------------------------------------------------
ECONOMIC ACTIVITY
GDP (y-o-y Variation, in %)                           (10.5)      (16.4)      (13.6)      (10.1)       n.a.
GDP (Seasonally Adjusted q-o-q Variation, in %)        (5.6)       (6.2)        0.8         0.2        n.a.
Index of Industrial Activity - INDEC
          (y-o-y Variation, in %)                     (14.4)      (20.0)      (15.2)       (8.1)        1.7
Index of Industrial Activity - INDEC
         (Seasonally Adjusted q-o-q Variation, in %)   (6.5)       (4.6)        0.9         2.3         3.7
-------------------------------------------------------------------------------------------------------------

                                                     I H 02     ANNUAL VAR.   II H 02  ANNUAL VAR.  YEAR 2002
-------------------------------------------------------------------------------------------------------------
FEDERAL PUBLIC SECTOR (In Ps. Million)
Revenues                                              23,754      (3,781)     31,330       8,409      55,084
Expenditures                                          24,014     (2.,257)     26,599       3,870      50,613
Heads of Household Plan                                  400         400       1,810       1,810       2,210
Primary Fiscal Result                                   (660)     (1,924)      2,921       2,729       2,261
Interest Payments                                      2,439      (4,030)      4,371         665       6,810
Total Fiscal Result                                   (3,099)      2,106      (1,450)      2,064      (4,549)
-------------------------------------------------------------------------------------------------------------

                                                      IV Q 01     I Q 02      II Q 02    III Q 02    IV Q 02
-------------------------------------------------------------------------------------------------------------
INFLATION (EOP)*
CPI (Quarterly Variation, in %)                         (0.84)       9.68       18.97        7.02        0.92
WPI (Quarterly Variation, in %)                         (3.05)      34.50       46.20       12.60       (1.57)
EXCHANGE RATE (1)
Nominal Exchange Rate (Ps. per US$ 1)                    1.00        3.00        3.80        3.74        3.36
Depreciation / (Appreciation)
      (Variation Against Previous Quarter, in %)            -       200.0        26.7        (1.6)      (10.2)
INTEREST RATES (In %) (2)
Time Deposits 7 to 59 Days                               6.62(4)    29.25       64.03       36.66       23.00
30-Day Time Deposits                                     6.25       12.61       58.71       38.05       27.88
LEBAC - 14 Days                                             -        80.0        85.0        32.0        6.9 (5)
LEBAC - 112 to 118 Days                                     -           -           -           -       18.00
-------------------------------------------------------------------------------------------------------------

                                                      IV Q 01     I Q 02      II Q 02    III Q 02    IV Q 02
-------------------------------------------------------------------------------------------------------------
MONETARY VARIABLES (EOP) *
Total Deposits (In Ps. Million)                        84,653     74,754       67,143      67,296(6)   69,875(6)
  Total Deposits Net of Restructured and Swapped
  Deposits                                               n.a.     40,646       39,879      40,129      47,485
  Transactional Deposits                               45,058     35,786       31,131      26,226      26,007
  Term Deposits < 180 Days                             34,566      4,860        8,748      13,903      20,478
Total Loans                                            75,560     72,253       69,415      65,862      63,584
  Loans to the Private Sector                          51,011     46,431       38,534      33,823      31,626
Argentine Central Bank's Assistance to Financial
    Institutions with Liquidity Problems               11,098     17,061       24,034      23,720      24,558
Money Held by the Public                                9,111     12,199       13,008      12,898      16,361
Financial System's Liquidity (in %) (3)                  14.9       12.7         12.3        17.3        21.8
International Reserves (In US$ Million)                14,546     12,780        9,629       9,404      10,476
-------------------------------------------------------------------------------------------------------------

*   EOP = End of period.

(1) End of period exchange rate, ask side at the Banco de la Nacion Argentina.

(2) Nominal annual system average interest rate, end of period.

(3) Cash in Ps. and US$ held by financial institutions plus financial institutions' deposits in Ps. and US$ with the Argentine Central Bank, as a percentage of total deposits.

(4) Corresponds to term deposits from 30 to 59 days.

(5) Corresponds to 30 days LEBAC.

(6) Includes deposits of the Canje I.

The exchange rate applied for dollar-denominated loans of all quarters was Ps.1.0 per US$ 1.0.

The exchange rate applied for dollar-denominated deposits of IV Q01 was Ps.1.4 per US$ 1.0, in order to make the variation of deposits comparable.

GALICIA CAPITALIZATION AND LIQUIDITY PLAN

During 2001, the Argentine financial system faced several episodes of systemic deposit runs as a consequence of the country's critical economic and political situation. At the end of 2001, in the case of the Bank, the deepening of the economic and political crisis led to a drop in deposits which caused a lack of liquidity, that made it necessary for the Bank to request financial assistance from the Argentine Central Bank.

In order to face this situation, on March 21, 2002, the Bank submitted to the Argentine Central Bank the "Galicia Capitalization and Liquidity Plan" (the "Plan"). The pillars of the Plan were: (i) the immediate restoration of the Bank's liquidity through the provision of cash in amounts sufficient to allow the Bank to reimburse a significant portion of its demand deposits without having to request financial assistance from the Argentine Central Bank; (ii) an increase in the Bank's capitalization in the context of the negotiations with foreign creditors to restructure the Bank`s debt with such creditors; (iii) the orderly winding down of the Bank's operating units abroad; and (iv) the streamlining of the Bank's organizational structure and administrative expenses in order to adapt its operations to levels of activity that were lower than those experienced in the recent past. The Plan included also a temporary exemption from compliance with certain applicable technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the Plan, pursuant to the provisions of Law No.21,526 (Financial Institutions Law).

The Plan was approved, by the Board of Directors of the Argentine Central Bank, on May 3, 2002, through its Resolution No.281.

Beginning in the middle of the second quarter of 2002, and with more emphasis in the second half of the year, the Bank made progress in the implementation of the Plan, succeeding in stabilizing and improving its liquidity position after the initial increase tied to the Plan and significantly progressing in the orderly winding down of its operating units abroad, especially in the case of its New York branch. Likewise, the Bank has made progress in the restructuring of the Head Office's and the Cayman Branch's debt, which is currently under way. In addition, during the second half of the year, the Bank accomplished the restructuring of Galicia Uruguay's liabilities.

LIQUIDITY

The initial increase in the Bank's liquidity, after the launch of the Plan, was a result of:

- the securitization (and/or sale) of mortgage and commercial loan portfolio for a total amount of Ps.400 million (in current pesos), through the transfer of loans to, or the creation of trusts subscribed by, domestic financial institutions during April 2002.

- a loan from Seguros de Depositos S.A. (Sedesa) for the US dollar amount equivalent to Ps.200 million at the exchange rate prevailing on the day prior to that of the disbursement (US$ 64.5 million), with a five-year term and an interest rate equal to the 180-day LIBOR rate plus 300 basis points.

- A loan from the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies ("Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros") for the US dollar amount equivalent to Ps.100 million at the exchange rate prevailing on the day prior to that of the disbursement (US$32.3 million), with a three-year term and an interest rate equivalent to the 180-day LIBOR plus 400 basis points, with a floor of 8.07%.

In addition, a loan from the Bank Liquidity Fund ("Fondo de Liquidez Bancaria") was restructured by extending its maturity to three years. This loan was canceled after the implementation of the Plan, by means of an advance from the Argentine Central Bank.

After the above mentioned initial strengthening of its liquidity, and in the context of the renegotiation of its foreign debt, between the implementation of the Plan and the fiscal year end, the Bank stabilized and improved its liquidity position without requiring any financial assistance from the Argentine Central Bank.

OPERATING UNITS ABROAD

In accordance with the Plan's measures, during 2002, the liabilities of the Bank's New York Branch were restructured as a necessary step for the orderly winding down of its affairs. The New York Branch was closed on January 30, 2003.

On March 22, 2002, the "New York Branch Restructuring Plan" was submitted to the US Treasury's Office of the Comptroller of the Currency ("OCC"). This plan contemplated the voluntary and orderly winding down of the New York Branch affairs and its ultimate closing, after: i) the payment of the New York Branch's small deposits; ii) the restructuring of its third party liabilities; and iii) the transfer to the Head Office in Argentina of the restructured debt. As of March 31, 2002, the New York Branch had third party liabilities totaling approximately US$ 331 million. Between that date and mid 2002 the restructuring of most of the New York Branch's debt had taken place. At the close of the 2002 fiscal year, the restructuring of all of the New York Branch's debt with third parties had concluded.

The restructuring of the New York Branch debt consisted of the short-term reprogramming of commercial debt in the amount of US$ 51 million, through a 20% cash payment and the transfer of the remaining 80% to the Bank's Head Office in Argentina. At the close of the 2002 fiscal year, all of such debt has been repaid. From the approximately US$ 237 million of financial debt (of which US$ 200 million was instrumented as two bonds of US $100 million each), US$ 125.5 million were reprogrammed as Head Office debt, with a 5-year maturity and a 2-year grace period, US$ 68.9 million were paid in cash, and a US$ 42.6 million debt forgiveness was obtained. From the US$ 30 million in deposits, the Branch paid US$12.5 million small deposits in cash, reprogramming US$ 17 million as debt of the Head Office in Argentina. The remaining liabilities, trade-related contingencies, were transferred to the Bank's Head Office in Argentina.

Likewise, in accordance with the provisions of the Plan, the Bank's representative offices in Sao Paulo (Brazil) and London (UK), as well as the Bank's security house established in the UK, Galicia y Buenos Aires Securities
(UK) Ltd., have also been closed.

RESTRUCTURING OF THE HEAD OFFICE'S FOREIGN DEBT AND OF ITS CAYMAN BRANCH'S FOREIGN DEBT

On June 12, 2002, the Bank announced the restructuring of all of its debt with foreign creditors, under the framework of the Plan. Within this framework, the repayment of the Bank's debt with foreign creditors has been postponed until such debt is renegotiated. At the same time, the Bank announced that it had hired an international investment bank as advisor in the restructuring process.

With respect to the restructuring of the Head Office's and the Cayman Branch's foreign debt, the Bank has formally began negotiations with a steering committee that was recently established by the Bank's largest creditors. The Bank is currently progressing in the restructuring process and the definition of a repayment proposal.

The restructuring of the Bank's external debt is a complex process due to the amount, number of creditors and variety of debt instruments involved. In addition, the process was delayed by the uncertainty prevailing in Argentina.

CAPITALIZATION

The increase in the Bank's capitalization is an integral part of the global restructuring of the Bank's debt with foreign creditors. The Plan contemplates, as an integral part of the renegotiation of this debt, the addition of basic and/or complementary capital through the subscription by such creditors of ordinary shares or subordinated debt, whether or not convertible into ordinary shares, at the option of the participants.

BANCO GALICIA URUGUAY S.A. AND BANCO DE GALICIA (CAYMAN) LTD.

The developments in Argentina, and most importantly the establishment of access restrictions to deposits in December 2001 (the "corralito"), resulted in the deterioration of the public's confidence in Argentine banks. This impacted negatively on depositors' confidence in Galicia Uruguay, and prompted a massive run on Galicia Uruguay's deposits beginning in mid-December. This run was faced with such subsidiary's own liquidity.

On February 6, 2002, Galicia Uruguay submitted a letter to the Central Bank of Uruguay in order to i) communicate its situation of temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; ii) request financial assistance in order to preserve its ability to reimburse all of its deposits in an orderly manner and face the withdrawals, substantially caused by the developments that had occurred in Argentina; or iii) request from that entity the authorization to temporarily suspend its activities.

On February 13, 2002, the Central Bank of Uruguay resolved to preventively intervene Galicia Uruguay and authorized the total suspension of activities for a 90-day period, which was extended subsequently. To the purposes of accomplishing an agreement ratified by the Commercial Courts of Uruguay and within the framework of a provisional moratorium requested before such Courts to that end, on June 10, 2002, Galicia Uruguay submitted to the Central Bank of Uruguay a proposal to restructure its liabilities. The proposal consisted of an initial cash payment in dollars equivalent to 3% of the credit balance of each creditor and, for the remaining balances and, at the creditors election, a time deposit or negotiable obligations issued by Galicia Uruguay, both maturing on September 2011, with principal amortization in nine annual installments (the first two for the 15% of the remaining balance and the following ones for 10% of such balance) and a 2% annual interest rate. On June 18, 2002, the Central Bank of Uruguay informed the Bank that it would not oppose any restructuring solution that the Bank would agree with Galicia Uruguay's depositors, subject to the proposal being accepted by at least 75% of the depositors. This percentage coincides with the minimum required by the Uruguayan Law to validate an extrajudicial agreement. On June 20, 2002, the Bank informed the Central Bank of Uruguay that it was offering a pledge of Galicia Uruguay's commercial loan portfolio as guarantee of the restructuring proposal presented on June 10, 2002.

Galicia Uruguay's proposal was accepted by 7,067 account holders representing more than US$930 million in deposits over a total of US$ 1,176 million held in 12,271 accounts. This represents a percentage of acceptance of more than 79%, and constituted an excellent indication of support to Galicia Uruguay from its customers.

On August 26, 2002, the Judge in charge of the Court of Montevideo that oversees the case accepted the steps taken by Galicia Uruguay in reaching an extrajudicial agreement and granted it a provisional moratorium that would extend until the end of the process. In addition, the Central Bank of Uruguay was designated by the above mentioned Court to verify that the legal majority had been obtained in the agreement. Such verification was satisfactorily concluded. On

December 23, 2002, the Judge in charge of the aforementioned Court approved Galicia Uruguay's proposal to reimburse in dollars 100% of its deposits.

On January 9, 2003, Galicia Uruguay began the payment of the first installment contemplated by the restructuring proposal.

Galicia Uruguay's situation negatively affected its subsidiary Banco de Galicia (Cayman) Ltd. As a consequence, on July 19, 2002, at the request of said subsidiary, the Cayman Islands authorities designated a provisional liquidator in order to allow a voluntary debt restructuring agreement to be reached between this subsidiary and its creditors. The restructuring of the liabilities of Banco de Galicia (Cayman) Ltd., is currently in progress. Given that the agreement with Galicia Uruguay creditors has been closed, Banco de Galicia (Cayman) Ltd. is in the position of communicating to its creditors the proposal for the restructuring of its liabilities.

Impact of Decree No.214/02 and Complementary Ones

The devaluation in Argentina and the mandatory "asymmetric pesification" of a portion of Galicia Uruguay's loans that were denominated in US dollars but subject to Argentine Law, adversely affected Galicia Uruguay's financial condition. This was caused by the fact that, even though Decree No.214/02 had contemplated the provision of compensation to financial institutions for the negative effects of the application of the aforementioned measures, Decree No.905/02 excluded from the calculation of the amounts of Compensatory and Hedge Bonds to which the Bank was entitled the pesified private-sector assets held by the Bank's controlled companies with complementary activity and by its foreign branches and subsidiaries. Subsequently, Decree No.2176/02 and Argentine Central Bank's Communique "A" 3805 complemented the compensation calculation, by including in such calculation the assets held by foreign subsidiaries subject to pesification in accordance with Decree No.214/02. See "--The Argentine Economy and Financial System" , "--Main Regulatory Changes in 2002" and "--Compensation to Financial Institutions."

In this context, the Bank has entered into an agreement with Galicia Uruguay whereby the Bank has agreed to take such necessary action in order to, in certain circumstances and with the prior consent of the Argentine Central Bank, make contributions to Galicia Uruguay that may be required to permit Galicia Uruguay to repay all of its restructured deposits. Such agreement was subsequently amended by both parties to clarify that the direct and indirect legal effects resulting from the representations and obligations set forth in such agreement and the enforceability of the rights assumed thereunder are subject to the prior restoration of the economic condition of the Bank and the repayment in full of any financial assistance provided by the Argentine Central Bank to the Bank. These foregoing circumstances are mentioned in section 52 of Resolution No.281 of the Argentine

Central Bank. In addition, as a result of the intervention by the Uruguayan Central Bank of Galicia Uruguay, audited financial statements prepared in accordance with Argentine accounting rules are not available for Galicia Uruguay.

For the foregoing reasons and in complying with the Plan, the Bank decided to fully provision its investment in Galicia Uruguay and its subsidiary Banco de Galicia (Cayman) Ltd. for the amounts recorded in its books as of December 31, 2001. Likewise, and for as long as the above mentioned circumstances remain, the Bank deemed it appropriate to discontinue the valuation of these subsidiaries in accordance with the equity method and consolidation of both subsidiaries' financial statements with those of the Bank. In addition, and in accordance with estimates based on information and documentation available to it, the Bank has established a reserve, under the liability account "Provisions - Other Contingencies", for Ps.890.3 million, equivalent to the estimated negative consolidated shareholders' equity of the two subsidiaries as of December 31, 2002.

Within the context described, it is the Bank's intention to continue the operations of its Uruguayan subsidiary, subject to the applicable rules and authorizations from the monetary authorities of that country.

COST REDUCTION

As mentioned in other sections of this Annual Report, within the Plan's measures, the Bank has made significant progress in the streamlining of its organizational structure and of its administrative expenses in order to adapt to the new economic and regulatory context that characterized the fiscal year.

For this, during 2002, the Bank reduced its branch network in Argentina by 61 branches, equivalent to 21.1% of the branches existing as of December 2001 and the Galicia Ahora network that, as of that date, consisted of 118 service centers, has been fully merged into the Bank's branch network. Also, through voluntary mechanisms, during the year the number of the Bank's employees (excluding consolidated subsidiaries) decreased by 1,804 or 30.7% of the Bank's staff as of December 31, 2001. In addition, all leasing contracts, and contracts with suppliers of systems, communication and other services, have been renegotiated. As a result, during fiscal year 2002 the Bank achieved savings of administrative expenses, excluding restructuring charges, of approximately Ps.330 million in constant pesos of December 2002, as compared with the previous year's administrative expenses, representing a 34% decrease in real terms.

DESCRIPTION OF OPERATIONS

RETAIL BANKING

-      Consumer Banking

-      Insurance

-      Private Banking

-      Regional Credit Cards

-      Traditional Channels

-      Alternative Channels

-      Quality Assurance

WHOLESALE BANKING

-      Corporate Banking

-      Investment Banking

-      International

-      Finance

INTERNET

OPERATIONS

SYSTEMS

HUMAN RESOURCES

BANCO DE GALICIA Y BUENOS AIRES FOUNDATION

RETAIL BANKING

The Retail Business Group oversees the divisions that provide financial services to individuals and that manage distribution channels. Financial products and services for individual customers range from those that cover transactional needs (current accounts, savings accounts, debit and credit cards, direct deposit of salaries, foreign exchange brokerage, among others) to products related to savings (time deposits, mutual funds and insurance) and credit.

CONSUMER BANKING

DEPOSITS

Since the end of the first quarter of the year, a period that comprised the worst moment of the crisis originated in December 2001, our efforts were aimed at improving the relation with our customers with investment products, providing them advice on the alternatives that were created since the implementation of the deposit restructuring.

In this sense, it is worth pointing out the result achieved in the two deposit swaps for National Government Bonds (BODEN). The so-called Canje I and Canje II amounted to 36% and 8%, respectively, of the total restructured deposits in the Bank, at the beginning of each of the swaps. This result, higher than the one achieved by the rest of the banks of the financial system as a whole, originated an important competitive advantage for the Bank, as it considerably reduced the amount of CEDROS' maturities in the future. It is also worth pointing out the result achieved in the process of releasing restructured deposits, where the Bank extended the offer to the maximum permitted by regulations, that is to say, to all the customers whose deposits were less than Ps.10,000. At this time, customers able to recover their deposits in freely available cash decided to keep 84% of their savings in the Bank.

As regards time deposits, as from the recovery the market showed in the second half of the year, the Bank implemented a fund-raising strategy aimed at the retail sector, which main characteristic is higher loyalty and continuance over time. As a result of this strategy, in the second semester of the year the Bank showed a deposit increase pace higher than that of the system, attaining an important increase in its market share.

ACCOUNTS

As a direct consequence of the implementation of the "corralito", there was a mass opening of new accounts, mainly savings accounts, which increase was concentrated during the first months of the year, accompanied by a substantial increase in the amount of transactions conducted.

The number of accounts decreased later during the fiscal year as in accordance with Argentine Central Bank's provisions all current accounts and savings accounts denominated in dollars were closed, leading to a significant drop in the account portfolio. In addition, due to the general economic situation, savings accounts and current accounts by customers were also significant. In the case of savings accounts, the Bank also closed those savings accounts that did not record any activity, comprising large volumes of savings accounts opened en masse during December 2001 and January 2002, and subsequently not used by their holders.

As from the second half of the year, efforts were aimed at the retention of customers. To such end, a current account customer retention program was implemented, which achieved a 50% reduction in the monthly volume of current accounts closed.

In view of the new regulations and the changes in banking operations that took place during the first months of the year, it was necessary to react quickly as regards adapting internal rules and systems as well as achieving an efficient and clear communication with customers. The Bank directed its effort to fulfill these goals, successfully.

Within a restrictive environment for cash transactions, transfers between banks through clearing houses and financial checks gained importance. These services, in a first stage, were offered to customers free of charge. Later, changes in the regulatory framework authorized financial institutions to charge for them.

To adapt to the new market reality and to meet customers' demand for a transactional means that would allow them to conduct transactions with "quasi-monies", the Bank launched the "Cuenta Bono Galicia" ("Galicia Bond Account"). This product makes it possible to conduct transactions with different bonds representing provincial government debt used as "quasi-money", with the advantages of a monetary account.

With the purpose of increasing profitability in the different customer segments and adapting service prices to the new market conditions, the Bank implemented a commission adjustment program that led to a 23% increase in the profitability per account.

LOANS

As regards loans, during most of the year the financial system's operated within an environment which main feature was the suspension of the origination of credit. Within this context, the Bank maintained its lines of credit for debt refinancing and re-adjustment in order to allow those customers facing payment problems as a consequence of the crisis to consolidate their financial condition.

As a result of the pesification of loans pursuant to the regulations in force, as of December 31, 2002, 82% of the Bank's retail portfolio (excluding credit-card loans) was adjusted by means of adjustment ratios (3% was adjusted by the CER and 79% by the CVS).

The consumer-loan portfolio dropped during the year to Ps.893 million, due to the lack of new transactions and the high levels of advanced repayments. The latter were the result of ad-hoc campaigns aimed at preventing the real value of debts to be reduced by inflation. In addition, it should be noted that the portfolio was also reduced by the securitization or sale of loans carried out within the framework of the Galicia Capitalization and Liquidity Plan. (See "Galicia Capitalization and Liquidity Plan")

CREDIT CARDS

The credit card business suffered a strong contraction during the fiscal year, both as regards purchase volume and number of card holders, reaching, during some months of the year, activity levels equivalent to 60% of the levels reached the previous year. Notwithstanding this decline, which was to a great extent reverted by the end of the year, the Bank consolidated its leadership within the Visa system. Thus, the Bank increased its advantage over its immediate competitor thanks to the different initiatives that it put in place, aimed at the retention of customers and to encourage credit-card activity through incentives.

In the second half of the year, the resumption of installment purchases -within a more stable environment- and an active market regarding promotions allowed for the reversal of the trend and for the recovery of the business.

As a result of the "Felices Compras" ("Happy Shopping") campaign, launched by the Bank as of the end of November, 2002, by means of which purchases with credit and debit cards were awarded a prize, a high increase in card consumption levels was recorded in December. Purchases with Visa were 23% higher than those recorded the previous month while, in the case of American Express, purchases rose 28% in the same period, being these variations higher than the system's average.

At the close of the fiscal year, the Bank's market share in Visa amounted to 15.1% as measured by credit-card use and to 11% as measured by number of cards and, in the case of American Express, the Bank's share in cards issued by financial institutions was 34%.

DEBIT CARDS

The restrictions imposed on cash availability, together with the 5% VAT refund for debit card purchases, made this product grow significantly with respect to the previous year. In fact, the fiscal year recorded a 2,000% increase in purchases made through debit cards, also supported by promotion campaigns in many shops adhered to this system.

The "Felices Compras" campaign also showed very positive results in the case of the "Galicia 24" debit card, as purchases made by means of this payment method increased 31% during December 2002.

FOREIGN EXCHANGE MARKET

Adjusting to the changes in the economy's rules of the game, the Bank actively took part in the consumer segment of the foreign exchange market by opening two locations aimed at conducting exchange transactions (one in the Buenos Aires Microcentro area and the other in the city of Cordoba) and promoting this service among its customers.

As of the end of the year, the Bank conducted transactions through its branches for approximately US$ 97 million per month, excluding foreign trade transactions, thus generating a monthly income of more than Ps.3 million. This income partially offset the decline in the income from other services that were affected by a low level of economic activity and by the shrinkage shown by the market.

INSURANCE

During the fiscal year the development of the bankassurance scheme was consolidated. The insurance sale and administration criteria were adjusted to the changes that had to be implemented in order to keep unchanged the ratio between the insured amounts and the changing values of properties.

As from the beginning of the year, the Bank managed to implement one-month period policies with periodic adjustments of the insured amounts. In this way, it managed to guarantee all property insureds that, in case they suffered losses covered by their policies, they would receive compensations appropriate to the property damage suffered.

Regarding retirement insurance, those products marketed under the plan denominated "Individual Retirement Insurance in US Dollars" (Seguro Individual de Retiro en Dolares Estadounidenses) were subject to a commitment-restructuring plan submitted by Galicia Retiro to the Superintendency of Insurance. The purpose of this plan is to place outstanding contracts within a regularization plan that, for insurers, will mean a fair and equal treatment with the purpose of safeguarding the interests of the whole group of insureds.

Fee income for the fiscal year amounted to Ps.32.5 million, 45% lower than in the previous year. Said decline was mainly due to the strong impact of the repayment of loans in advance and to the lack of origination of new loans. However, despite the serious difficulties the Bank had to overcome, income from insurance products not related to credits increased its share in comparison to the previous year, from 28% to 31% of the total income generated by such activity.

The share of income from insurance in the Bank's income from services was 10%, while the share of insurance products in the Bank's customer base rose from 14% to 16%, excluding credit related policies.

At the close of the fiscal year, the stock of policies managed by the Bank was made up of 214,000 property insurance contracts, 13,000 individual life insurance policies and 2,000 individual retirement policies.

Insurance commercial campaigns were focused on customer retention, mainly aimed at the sale of property protection products and the inclusion of additional benefits.

Sale systems from all channels were strengthened, allowing customers to contract insurance products through the branches, "e-galicia.com", Telemarketing or through Fonobanco Galicia. From Fonobanco Seguros an effective customer contact center was developed in order to answer any question related to insurance, which constituted a substantial improvement in the quality of service.

PRIVATE BANKING

The purpose of this business unit is to provide private-banking and advisory services to medium- and high-net-worth individuals, as well as to manage collective investment portfolios. During the fiscal year, this division mainly focused its effort on its customers' service and advice with the purpose of maintaining close relations with them, as the only path to a successful activity in the long term.

During May, Tarjeta Naranja S.A.'s and Tarjetas Cuyanas' negotiable obligations were exchanged for debt certificates denominated in US dollars secured by a trust. This allowed customers to maintain their investments in the original currency. The tender was extremely successful as, at the end of the fiscal year, almost 100% of the debt instruments issued held by Private Banking's customers was exchanged.

In the third quarter, we took part in the so-called Canje I and Canje II swaps of CEDROs for National Government Bonds (BODEN). In the case of the Canje I, more than 50% of the private banking portfolio eligible for the transaction was exchanged, while, in the case of the Canje II, at the end of the fiscal year, 13% of the remaining balance of restructured deposits had been exchanged. We would like to point out that, in both cases, the exchanged portfolio percentages were higher than the average of the financial system.

Additionally, during the third and fourth quarters of the fiscal year we actively worked in a campaign aimed at strengthening relations between Private Banking officers and their customers. As a result, we have attained a monthly average growth in deposits of 20%, with a total 160% increase in the second quarter of the fiscal year, thus increasing Private Banking's share in the Bank's total deposits from 9.4% in July 2002 to 16.6% in December 2002.

Furthermore, during the fiscal year a cost reduction plan was implemented, by means of which this division's costs were reduced by approximately 50%.

Measures implemented pursuant to the objectives set included the following:

- The merger of Galicia Private Banking with Galicia Prefer Banking, adapting the Galicia Prefer Banking's service center (in the Buenos Aires Microcentro area) to the private banking features, thus achieving higher coverage in the Microcentro area;

- The transfer of the San Isidro Center to Acassuso, extending the coverage area thereof, the relocation of the Barrio Norte Center and the opening of the Belgrano Center, which 5 months after having started operations already has a portfolio representing 5% of the total Private Banking's portfolio;

- The reallocation of our sales structure influence areas, taking into account the geographical distribution of our customers, with the purpose of improving contact with them.

Additionally, this division's staff was reduced by 30% through voluntary retirement plans.

REGIONAL CREDIT CARDS

Within the current economic situation of Argentina, the consumer finance business aimed at the lower-income segment of the population by means of the regional credit cards has suffered, mainly, the effects of devaluation and inflation. The devaluation substantially increased the value of liabilities denominated in foreign currency, and this variation could not be offset with a revaluation of assets also denominated in foreign currency, due to the fact that such assets were pesified at the exchange rate of Ps.1 per dollar, in accordance with the regulations set forth by the Government. Inflation affected accounting results as monetary assets had a yield lower than the price index variation during the period.

Mainly due to the above-mentioned reasons, for the fiscal year the loss from the group of operating regional credit card companies indirectly controlled by the Bank amounted to Ps.406.9 million.

The lack of liquidity that affected the Argentine economy since mid-2001 provided for a strong restriction on corporate access to credit during the fiscal year. Due to the difficulties encountered to obtain financing, both in the domestic and foreign markets, the regional credit card companies were forced to suspend the mid- and long-term lines of loans and credit that they offered to their customers, thus focusing only on short-term lines.

As regards liabilities denominated in foreign currency obtained through the issuance of negotiable obligations which matured during the period, it is worth mentioning that, in view of the above-mentioned emergency situation and as an alternative for settlement, holders were offered the payment option established for those instruments by the new government regulations to such respect (pesified at the exchange rate of Ps.1 per US dollar and adjusted by the corresponding CER variation) or, alternatively, they were given the possibility to enter into an agreement establishing the settlement of the negotiable obligations and the subscription of new debt certificates secured by a trust. By virtue of the aforementioned, both Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. invited holders to exchange their negotiable obligations for debt certificates issued under a trust. Both companies assigned a percentage of their cash flow to secure the payment of their obligations through a trust for the benefit of holders. By means of these payment alternatives, at the close of the fiscal year, 87% of the original negotiable obligations had been settled.

As regards the business management, the aforementioned led to a general decline in the activity level. The fiscal year closed with a 10% decrease in the number of active accounts and a 23% decline in the average annual purchase volume in real terms (measured by the CPI). Furthermore, the companies' customer credit portfolios decreased 65%, leading to a 45% drop in their operating income. As regards expenses, they dropped 55% during the fiscal year, mainly due to the adjustments made as regards staff and the branch network. It is worth pointing out that these declines, as they are expressed in real terms, are increased by the restatement of the previous period amounts in currency of December 2002, by means of the IPIM variation.

Even though delinquency in payment increased strongly during the first months of the year, it diminished as of the end of the fiscal year.

TRADITIONAL CHANNELS

Taking into account the new financial system's environment, during fiscal year 2002 the branch model was redefined in order to obtain a more rational and profitable branch network, while trying to optimize the geographical coverage and meet our customers' commercial and transactional needs in a more efficient way.

In order to attain these goals, the following measures were implemented:

- Branch Merger: The purpose of this process was to optimize the geographical coverage and minimize the merger impact on our customers. At the beginning of the fiscal year the Bank had 288 branches in Argentina, 61 of which were merged during such period. 84% of these cases corresponded to branches located in the Federal Capital, the Buenos Aires metropolitan area or in major cities of the interior of the country (Cordoba, Rosario, Tucuman, etc.), which were close to another branch. This resulted in a significant cost reduction without a material customer loss, due to the closeness between branches.

- Network Redesign: During this fiscal year the Bank started the implementation of the branch "Network Redesign" project. Its purpose is to reduce the network's operating costs and, at the same time, achieve a higher efficiency as regards customers servicing. For that purpose, 51 "parent branches" have been defined, which manage administratively 75 "related" branches. The latter do not have a back-office structure. Their staff is made up of a Branch Manager, Multi-Segment Business Officers and Tellers. As a consequence of these modifications, a specialized profile structure was changed to another with multi-purpose profiles.

At the close of the fiscal year, the Bank's branch network in Argentina totaled 227 branches, covering all the provinces -except for Tierra del Fuego-, with 142 branches located in the Federal Capital and the Buenos Aires metropolitan area.

With the mergers carried out and the "Network Redesign" project, the average staff declined from 10.5 individuals to 8 individuals per branch, keeping the same percentage of resources devoted to sales activities.

At the close of the fiscal year, the redesign of 43 more branches had been started.

ALTERNATIVE CHANNELS

The Alternative Channels Division concentrates on managing the customer service, transactions and sales channels different from traditional branches. Its operations comprise both individual and corporate customers and is mainly carried out through the "Customer Contact Center" (CCC) and Red Galicia 24 (the Bank's network of automated teller machines and self-service terminals).

CUSTOMER CONTACT CENTER

The Customer Contact Center consists of the following departments: Fonobanco, Fonobanco Seguros, Foreign Trade, Galicia Responde, Telemarketing, the Investment Center, the Collection Center, e-galicia.com and the switchboard. Internally, the center offers support for ongoing improvement in service quality and includes the Training, Monitoring, Internal Communication, Internal Processes Revision and Management Control departments. The Customer Contact Center has 260 staff positions currently and handled approximately 15 million incoming and outgoing calls during the fiscal year.

Fonobanco, Fonobanco Seguros, Foreign Trade

Fonobanco, the Bank's telephone-banking service, handled more than 12.3 million calls during 2002. More than 85% of customers who want to speak with a Telephone Customer Service Officer wait less than 30 seconds. Thanks to the Customer Service Officers' effort to promote the automated customer-service system, or IVR, around 85% of all calls are handled by IVR, which results in significant transactional cost savings.

Our Foreign Trade telephone service sector received more than 110,000 calls during the fiscal year, all of them answered by specialized staff. The Insurance Department service totaled an annual volume of 73,000 calls related to property insurance, meeting all customers' after-sales needs.

Customers who use Home Banking and Galicia Office have the possibility to get in touch with us regarding sales or technical issues through the phone, electronic mail or chat facilities, the most modern and accessible communication means. During 2002, our contacts through these means amounted to 51,000 telephone calls, 13,400 chat sessions and 62,000 electronic mails.

Galicia Responde

Galicia Responde was created to offer all customers an opportunity to present their concerns, dissatisfaction, or complaints, and have such issues resolved within defined standard time frames, being informed of such time frames at the time of the initial contact. With this objective in mind, the fiscal year was characterized by a sustained compliance with resolution time frames (80% within the standard time frames) and the implementation of continuous improvements, both in telephone contact management and later processes. During the fiscal year, the reception of complaints diminished 28.4%, while the sector's productivity increased 20.8%. This mainly took place in the second semester, when the volume of transactions began to stabilize.

Galicia Responde is one of the Bank's key departments for achievement of high levels of customer satisfaction and loyalty. Given its potential, the challenge for the coming fiscal year will be to increase Galicia Responde's autonomy vis-a-vis resolving complaints.

Investment Center

As a consequence of the rules governing the pesification and the restructuring of deposits, the Investment Center increased its advisory services and took part, throughout the year, in each of the restructured deposit swap campaigns, as well as in the purchase and sale of CEDROs. This Center therefore increased the offer of stock exchange-related transactions that were able to be conducted through this channel.

In line with the changes that took place, the foreign exchange brokerage service was introduced, as well as the service to participate in LEBAC tenders. Moreover, by means of different promotion campaigns, time-deposit transactions showed an important increase, which amounted to 811% for the July-December 2002 period.

Telemarketing

The Telemarketing Department manages a complete platform of retail products for sale and provides advice regarding the Bank's products and services both to customers and non-customers, through a nationwide toll-free telephone number. More than 300,000 calls were answered through this phone number during the fiscal year.

In line with its main activities, Telemarketing was in charge, together with the branch network, of the Bank's customer recovery and loyalty campaigns.

In the area of direct sales, in spite of this particular recessive period, the high points of the fiscal year were the incorporation of new products for sale and the 65% increase in insurance marketing productivity. The system used allows callers to obtain insurance over the telephone in a dynamic, fast and secure way, at the time of their call.

Collection

The Collection Department provides support for collection of past-due loans by following up customers who owe payments. During this period this Department played an essential role aimed at stabilizing this portfolio.

Among the new tasks assigned to the Collection Department during the fiscal year, we can mention the follow up of the more than 90 days past-due portfolios, as well as that of the mortgage loan portfolio. Moreover, as regards products with early arrears in payment, the Department's responsibility was increased with the incorporation of the portfolio up to 60 days past due. Consequently, more than 1,250,000 accounts for collection were received, representing a 21% increase in comparison with 2001. The Department made 1,500,000 outgoing calls by means of which 90% of the customers were contacted. Our team's collection efforts showed a 30% effectiveness calculated on these contacts. On the other side, 95% of the incoming calls were answered before a 40-second waiting time.

e-galicia.com/ Home Banking Galicia

e-galicia.com has specific segments for individuals and companies, enabling its customers to operate as if they were carrying out their transactions in a traditional branch, over the telephone, or at an automated teller machine. Furthermore, through e-galicia.com, visitors have access to information about the products and benefits offered by the Bank, as well as the latest news on politics, the economy and markets, among others.

The web site's design places a priority on functionality and simplifies navigation, emphasizing content quality and the transactional capability of its channels. The site provides tools for the correct location of users and its purpose is to ease the information search processes. As an additional service, users have the possibility to personalize the site according to their preferences by using the services offered by "Mi e-galicia.com" ("My e-galicia.com").

Through Home Banking, Banco Galicia's individual customers can make inquiries, requests and conduct all kind of transactions from any computer with access to the Internet. Among the range of inquiries that can be made, customers can see their balances and activity in savings accounts and current accounts, the maturity dates of time deposits, due dates of loan installments and credit card summaries, among others. Moreover, they can pay for their purchases with credit cards, subscribe to the automatic debit service, invest in time deposits and mutual funds, buy and sell government securities, transfer funds between their accounts and those of third parties within or outside the bank, pay most of their taxes and accounts (through the direct connection from Home Banking to the web site "Pagomiscuentas.com") and to quote and hire a home or automobile insurance. Customers are also able to subscribe to the message service and receive the information about their products (account statement, balances, maturities) by electronic mail or telephone voice mail.

As a consequence of the continuous changes in regulations and the restrictions on cash transactions, fiscal year 2002 was characterized by customers' great demand of electronic means of payment. Such circumstances made it necessary to accelerate the e-galicia.com content updating process, allowing us to be effective in our communication with customers, thus reaching their needs with the celerity required. Not only information on the new regulations was provided, but also recommendations and simulation tools as well, that helped customers in their decision making process.

Among the available transactions, we must especially point out the capacity to transfer funds to third parties' accounts, both within and outside the Bank, and to pay taxes and accounts. By entering Home Banking customers can pay suppliers and organize personal and business expenses: light, water, telephone and gas utilities, provincial and municipal taxes, road taxes, private school payments, social security contributions of independent workers, every payment related to taxes on income and personal property, life and retirement insurance, prepaid medical assistance, etc. These services were very well received by customers and shown sustained growth during the whole year.

Near the end of the year the prepaid service to access DECIDIR.COM's commercial reports was incorporated, by means of which the Bank's customers can inquire on the commercial condition of their customers or suppliers.

In step with the explosion in Internet use worldwide, e-galicia.com has shown exponential growth since it was launched. Currently, the web site receives almost 1,000,000 visits monthly and, through Home Banking, 1,500,000 inquiries and transactions are carried out monthly. These values represent a 30% growth compared to the end of 2001.

RED GALICIA 24

Red Galicia 24 is made up of 1,150 state-of-the-art technology terminals throughout the country, whether in traditional branches or neutral positions, gas stations and hypermarkets, in line with the strategy to be close to our customers and provide them with the means to solve their transactional requirements in a dynamic, simple and safe way.

In the fiscal year under consideration, the 600 automated teller machines that make up one of the largest networks in Argentina have carried out 32,290,000 transactions, only 14.09% less than in the previous fiscal year.

Apart from having developed and implemented new transactions, the technological investment was also maximized by means of a reduction in operating costs. For example, processing fees were reduced and improvements in logistics (cash loads frequency) were achieved, thus reducing costs.

During the fiscal year, 12,740,343 transactions were conducted in the 550 self-service terminals, representing a volume 24.06% lower than in the previous year.

As of the end of 2002 the automatization rate was 62%. This indicator represents the usage level of alternative channels (automated teller machines, Fonobanco, Investment Center, Home Banking, self-service and automatic debit terminals) within the total number of transactions initiated by customers, both in alternative and traditional channels (branches).

QUALITY ASSURANCE

The economic emergency measures and the financial system restructuring had a strong impact on the "Quality Plan" being developed since 1992 with very good results.

The Bank believes service quality is an element that can differentiate it from the competition, reason for which, after the first semester of the year, several initiatives were implemented with the purpose of retaining as well as recovering customers. Within this framework, we initially made a qualitative quality survey shared with our main competitors.

Based on the results thereof, the regular "Customer Satisfaction" survey was carried out. A total of 2,500 customers were interviewed throughout the country in a proportional way to each of the 10 areas in which the branch network is organized. In this last survey we observed a slight decrease in the customer satisfaction rate compared to the historical peak reached in 2001. However, in spite of the well-known events that took place during the fiscal year, customers granted 8.32 points to service quality in the Bank's branches (on a scale with a maximum of 10 points).

Our customers continued to consider service quality (personal service) as the most valuable attribute, while waiting time and the quality of advice received were second in importance.

In view of the financial system's situation in general, we worked for offering our customers transactional banking services and concrete benefits originated from the use of our payment means. The goal pursued is to make the customer the main beneficiary of services different from those offered in the market.

The Bank's media presence remained stable until September, when a promotional campaign with strong advertising was launched: "Ahorra en servicios. Usa los nuestros" ("Make a Saving in Services. Use Ours"), in which customers were benefited with a 15% discount on their telephone, electricity, gas and water consumptions, just for being customers. The year ended with the campaign "Felices Compras", already mentioned above.

WHOLESALE BANKING

The Wholesale Business Group manages the Bank's business with corporations and the Bank's treasury. Pursuant to its scope of action, this Group encompasses the divisions that provide commercial and investment banking services, as well as capital-market and international services. These services are provided to corporations, financial institutions, mutual funds, and retirement and pension funds (AFJPs), among others, both in Argentina and abroad. Moreover, the Wholesale Business Group is responsible for corporate credit risk management.

CORPORATE BANKING

The Corporate Banking Division is in charge of providing commercial banking services to all types of business and economic sectors.

The end of the convertibility, the "asymmetric pesification" and the breach of contracts led to an extremely unfavorable environment for the financial business and to a highly unstable context. In addition, activities carried out by the Corporate Banking Division during the fiscal year were influenced by the confidence crisis that affected both the financial system and the Bank, the important decrease in deposits -that mainly took place in the first half of the year- and the significant deterioration of the quality of the loan portfolio, as a consequence of the economic crisis and the private-sector debt restructuring measures implemented by the Government.

In order to face this situation, the Corporate Banking Division has updated its internal structure by differentiating the areas devoted to commercial management
- that were grouped under the scope of the new Commercial Department- from the ones responsible for restructuring corporate debts of those companies with feasible businesses but repayment problems. On the other hand, departments responsible for the administration and collection of corporate loans, which during the previous fiscal year were part of the former Credit Division
- nowadays dissolved- started to be part of the Corporate Banking Division.

Within the Commercial Department, the sector specialized in the agricultural and livestock segment was maintained, in which sector the Bank continues consolidating with the best quality portfolio in the market. The Bank's knowledge of this economic sector, as well as of its members, is the mainstay that contributed to maintaining its leading position, apart from the branch network that provides a large geographical coverage of the most important production areas.

We are also focusing our activity on the provision of an integral service to small- and medium-sized companies ("PYMEs"), with the purpose of meeting their needs not only as regards credit, but also with a strong support in respect to non-financial services, foreign trade and electronic banking.

As in previous periods, the offer of non-financial services maintained an upward trend. Within the strategy of providing integral solutions for our customers' treasury management, and with the purpose of positioning the Bank as the main market player in this area, transactional accounts in "quasi-monies" were developed and modifications were introduced to the design of collection and payment services.

Additionally, a new version of the direct deposit of salaries module was developed through Galicia Office and improvements are being made in this channel's payment to suppliers and collections systems, aimed at migrating the highest number of customers to this channel and attain service improvements that will lead to an optimization of operational circuits.

Credit activities resumed as of the second semester, together with the recovery of deposits, mainly through traditional short-term financial assistance (operations related with checks, factoring and other financial instruments).

As of the end of the fiscal year, the loan portfolio to large coprporations amounted to Ps.1,155 million, while the total loan portfolio to the PYME and the agriculture and livestock sector amounted to Ps.769 million.

E-GALICIA.COM / GALICIA OFFICE

Galicia Office, the e-galicia.com's section exclusive for companies, also underwent a strong expansion during fiscal year 2002. Transactions through this channel reached Ps.73 million in December of said year. The number of customers subscribed increased to 12,000, representing an annual increase of 1,000 companies conducting transactions through it.

In this period, application improvements continued to be developed. One of such improvements was the implementation of the foreign-trade module, which allows users to follow up their current transactions at the Bank, as well as get information on historical activity. Customers are able to see the details of the transaction, the image of the settlements thereof and the SWIFT message. They also have access to a page with links to useful information that is constantly updated.

Other important developments implemented were the new version of the direct deposit of salaries module and the online renewal of operators' digital certificates. The former allows customers to see the status of the salary crediting and all the information related to each step of the process (crediting date, amount, account to be debited, who signed the transaction and whether any authorization is missing, information on beneficiaries, comments, etc.). The online renewal of certificates makes the processing of new certificates easier for operators, as they use their current digital signature, with no need to request such signature again by hand.

To sum up, through Galicia Office, companies may review the statements of all their bank products (such as accounts, loans, investments, and receivables from Visa and Galicia Rural transactions). They may also access a range of information about their entire portfolio of checks and checks returned, request and confirm checkbooks, make transfers between their accounts and to those of third parties within or outside the Bank, make investments, inquire about their foreign trade transactions, have access to useful information, pay their employees' salaries safely, renew their digital signature online and pay their suppliers.

INVESTMENT BANKING

Galicia Capital Markets S.A. ("GCM") is the wholly owned subsidiary in charge of the Bank's investment banking activities, whose mission is to meet its customers' strategic and long-term financial needs.

The primary operations of this company involve the following:

- Providing advisory and structured finance services for corporate customers and the public sector.

- Advising the Bank as regards its funding strategy in the capital markets.

- Managing the Bank's investments in utility and infrastructure companies.

With the purpose of meeting its customers' needs, both corporate and from the public sector, GCM designs and carries out transactions created to meet specific needs, at the same time taking into account access to each particular market (whether the capital markets or the bank financing market).

Within an adverse macroeconomic environment, as in 2002, this company's activities were affected by the complete close of the local and international capital markets to Argentina, which restricted access to credit both for the public and private sectors.

Despite the negative conditions under which GCM had to operate, it closed 21 transactions with 17 customers.

Regarding the advice provided to the Bank on its financing strategy, the company worked under the guidelines of the Galicia Capitalization and Liquidity Plan ("the Plan") to recover the Bank's initial liquidity after the Argentine Central Bank's approval of the Plan, as well as to attain an orderly restructuring of its liabilities. In this sense, GCM had an active participation in the following transactions:

- It acted as advisor in the structuring of a loan and mortgage-backed bills trust for Ps.234 million in which 13 private banks of the domestic financial system took part.

- It structured a Secured Loans trust for Ps.81 million, completely subscribed by public sector banks.

- It provided advice on the sale of the following portfolios to other financial institutions:

     - Corporate loans for Ps.49.5 million;

     - Check portfolio for Ps.20 million;

     - Mortgage-loan portfolio for Ps.15 million.

With all these transactions, the Plan's goal to restore the Bank's liquidity for a total amount of Ps.400 million (in current currency) was attained.

Additionally, GCM took active part in the swap transaction of two bonds issued by the New York Branch for an approximate amount of US$ 200 million for new securities issued by the Bank. (See "Galicia Capitalization and Liquidity Plan--Units Abroad")

During 2002, and as it is doing nowadays, GCM advised the Bank regarding its foreign debt restructuring, which includes lines of credit from foreign banks, bonds and negotiable obligations and debt with multilateral agencies.

Furthermore, during the fiscal year under analysis, GCM advised Banco Galicia Uruguay S.A. on the restructuring of its deposits for approximately US$1,176 million. Said transaction was completed by means of the acceptance of more than 79% of depositors. (See "Galicia Capitalization and Liquidity Plan-- Banco Galicia Uruguay S.A. and Banco Galicia Cayman Ltd.")

The Bank's investments in utility and infrastructure companies are directly related to its participation in the privatization process that took place in Argentina in the 1990s.

The table below shows the composition of this portfolio as of December 31, 2002.

                                                                                                BOOK VALUE AS
                                                                                                 OF DECEMBER
                                                                                                 31, 2002 (IN
             COMPANY                                            OPERATOR /          BANK'S       MILLIONS OF
                                  SECTOR OF THE ECONOMY     TECHNICAL ADVISOR    INTEREST (%)       PESOS)
-------------------------------------------------------------------------------------------------------------
Correo Argentino S.A.             Postal Services          British Post Office      11.77          0.0 (*)
-------------------------------------------------------------------------------------------------------------
Aguas Argentinas S.A.             Water treatment and      Suez Lyonnaise des        8.26         20.1 (*)
------------------------------    distribution and sewage  Eaux                  ----------------------------
                                  services
Aguas Provinciales de Santa Fe                                                      12.50          0.0 (*)
S.A.
------------------------------                                                    ---------------------------
Aguas Cordobesas S.A.                                                               10.83          0.3 (*)
-------------------------------------------------------------------------------------------------------------
Inversora Nihuiles S.A.           Electric power           Electricite de           12.50         15.6
                                  generation               France
------------------------------                                                    ---------------------------
Inversora Diamante S.A.                                                             12.50         12.5 (*)
-------------------------------------------------------------------------------------------------------------

Electrigal S.A.                   Electric power           Electricite de           12.50             5.4
                                  distribution             France
-------------------------------------------------------------------------------------------------------------
AEC S.A.                          Operation of toll        OHL                       6.97             6.1
                                  highways
-------------------------------------------------------------------------------------------------------------
AIG-GE Capital L.A.I.F            Infrastructure           Emerging Markets          1.48            23.6
                                  Investments in Latin     Partnership
                                  America
-------------------------------------------------------------------------------------------------------------

(*) Amount net of allowances.

GCM participates in the companies' board of directors and executive committees, carrying out a follow-up of these investments.

INTERNATIONAL

The International Division provides services involving international financing, credit and services related to foreign trade and factoring activities. In addition, the division manages the Bank's foreign network and fund-raising from international commercial banks. This division also manages relations with correspondent banks and international credit agencies.

Accordingly, this Division's activities mainly concentrated on its participation in the implementation of the Galicia Capitalization and Liquidity Plan ("the Plan"), as regards the Bank's foreign debt restructuring process, which started with the restructuring of the New York Branch's debt, and the winding down of the Bank's operating units abroad.

The restructuring of the New York Branch's liabilities, which amounted to approximately US$331 million as of March 31, 2002, was completed during the fiscal year. This Branch was closed last January 30. The New York Branch's debt restructuring is explained in more detail in the "Galicia Capitalization and Liquidity Plan" section.

In addition, the representative offices in Sao Pablo (Brazil) and London (United Kingdom) were wound down, as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by the Bank and operating in the United Kingdom.

The restructuring of the foreign debt of the Bank's Head Office in Argentina and of its Cayman Branch's foreign debt is currently in progress within the framework of the Plan. The Bank has formally started negotiations with the Committee created in the second half of the year by the main creditors ("Steering Committee") and is advancing in the corresponding negotiations and in the definition of a repayment proposal. This is a complex process due to the amount, the large number of creditors and the variety of instruments involved. In addition, the uncertain environment prevailing in Argentina makes the process more difficult.

As regards Banco Galicia Uruguay S.A. ("Galicia Uruguay"), the events that took place in Argentina, specially the implementation of the so-called "corralito" in December 2001, deteriorated the public's confidence in Argentine banks and had a negative impact on Galicia Uruguay's depositors, thus generating a mass bank run on its deposits as of mid-December, which was faced with said subsidiary's liquidity. Galicia Uruguay's activities were suspended on February 13, 2002. From that moment, the process to restructure its deposits, which was completed during the fiscal year, began, based on a proposal to repay 100% of deposits, in dollars, in a 9-year time frame. In January 2003, Galicia Uruguay started to pay the first installment provided for in the agreement reached with depositors. The process is explained in more detail in the "Galicia Capitalization and Liquidity Plan" section.

Galicia Uruguay's situation also affected its subsidiary Banco Galicia (Cayman) Ltd. The latter required the Cayman Island authorities to appoint a provisional liquidator in order to reach a voluntary restructuring agreement between the company and its creditors. This process is currently being developed. (See "Galicia Capitalization and Liquidity Plan")

Regarding foreign trade activities, as was previously mentioned, Argentine foreign trade was profoundly affected by the economic crisis and the measures taken to solve it, especially the changes introduced to the foreign exchange regime and regulations.

The Bank was not excluded from said situation, what was reflected in a decrease in the volume of foreign exchange transactions channeled through it, which amounted to US$1,046 million, representing 3% of the Argentine foreign trade for the same period. Said participation was a 22.3% lower than the one achieved in 2001. As a consequence thereof, the International Division redirected its actions towards customers, providing them with assistance to understand regulations and contributing to overcome the restrictions resulting from the changes implemented, trying to collaborate with customers and their business development. Among other measures, a foreign-trade guide was created, which was a useful tool for customers, and new computer tools were developed to allow customers to interact and conduct transactions with the Bank from their offices. This advantage over our competitors was possible thanks to the Bank's investment in technology made in due time.

Galicia Factoring y Leasing S.A. ended its seventh fiscal year. In mid-2002, the administration of domestic factoring transactions was transferred to the Bank in order to make the cost structure more efficient and to achieve economies of scale in an uncertain and unfavorable economic environment. Within the company, the international factoring offer was maintained, which had to be adjusted to the more restrictive and controlled new foreign exchange regulations.

FINANCE

During the fiscal year, the Finance Division started to be part of the Wholesale Business Group, and the Private Banking Division, which was previously part of the aforementioned, started to report to the Retail Business Group.

The Finance Division is responsible for the management of the Bank's treasury operations and its proprietary liquidity, foreign exchange and securities positions and participates in the management of market, liquidity, interest-rate and currency risks. To this end, it develops the necessary data and strategies to keep such risks within the limits established by the Board of Directors. Similarly, it is responsible for the administration of third parties' assets, mainly the portfolios regarding the FIMA mutual funds. The Division provides services, among others, to corporations, financial institutions, mutual funds, pension/retirement funds (AFJPs) and insurance companies, etc. Intermediation services in the different markets are carried out by the Bank, sometimes in its capacity as agent of the Mercado Abierto Electronico (the Argentine OTC Market) and through Galicia Valores S.A., a brokerage firm that operates on the Buenos Aires Stock Exchange.

FINANCIAL OPERATIONS

As a consequence of the prevailing economic situation, during the year there were no debt placements on the part of the Government, what limited the financial institutions' activity in a market in which the Bank had previously have a leading market-maker role. However, beginning in March, the Argentine Central Bank started to tender short-term bills (LEBAC) in order to sterilize part of the excess monetary supply and provide a benchmark interest rate for the market. The net placement of LEBAC during the year amounted to Ps.3,049 million in peso-denominated bills and reached US$ 185 million in dollar-denominated bills. Due to the restrictions imposed by the monetary authority, the Bank had a low participation in the LEBAC placements, that reached 0.3%.

As regards the domestic capital market's activity, the fiscal year was characterized by an important decrease in the volumes traded, while the Bank's activity dropped in relative terms due to the limits and restrictions imposed by the regulatory authority.

In an environment of strong political and economic instability, volumes traded in local markets declined significantly. The volume of government securities traded between January and November, 2002 in the Mercado Abierto Electronico
(MAE) reached an estimated US$ 5,132 million, according to the last figures available, compared with US$ 144,226 million traded between January and November 2001. The Bank's share of the total volume traded was 0.09%, lower than the 5.19% for the same period of fiscal year 2001. Similarly, for the stock market, the total traded during such period was US$ 14,174 million, to which Galicia Valores S.A. contributed a total of US$ 65 million. This represented a market share of 0.23%.

ASSET MANAGEMENT

This business unit is dedicated to managing third parties' funds, mainly the portfolios of the FIMA family of mutual funds, for which the Bank acts as distributor and custodian and Galicia Administradora de Fondos S.A. ("GAF") is the administrator. Such funds are placed on different assets, such as government securities, shares or bank deposits, pursuant to the risk profile of each mutual fund.

Due to the many changes in rules and regulations provided for during 2002, the activity of the mutual fund industry was affected as regards product structure and fund availability, this last restriction being one of the major characteristics of this activity during the year.

In fact, at the end of 2001 the National Securities Commission (Comision Nacional de Valores or "the CNV") issued Resolution No.384/01 based on the "exceptional nature of the current situation in the capital markets" as a result of the deferral of the public debt payment on the part of the National Government. This resolution authorized mutual funds administrators to provide for the necessary means that -in as much as possible- would allow to pay the redemptions with liquid resources and/ or in kind, thus keeping the proportional share of the assets in the mutual funds portfolio and preserving the interest of all mutual fund holders.

Subsequently, different regulations issued by the Executive Power and regulated by the Argentine Central Bank established the pesification and the restructuring of bank deposits.

In such sense, GAF in its capacity as administrator and the Bank in its capacity as depositary decided, pursuant to the regulations issued by the CNV, to split the funds managed pursuant to the liquidity of each of the portfolios, thus dividing the funds in "shares". As a result, at fiscal year end the 11 funds managed totaled 18 "shares".

As of the end of June, 2002 different voluntary swaps of restructured deposits for new national government bonds denominated in pesos and dollars (BODEN) began to be instrumented, together with the reimbursement of restructured deposits in amounts of up to Ps.7,000 (or Ps.10,000 at each financial institution's choice).

As regards the volumes managed, FIMA funds under management decreased from Ps.190 million at the close of fiscal year 2001 to Ps.108 million. Of this amount, Ps.44 million correspond to operational funds (funds that can undergo subscription and redemption transactions) and Ps.64 million correspond to funds the "shares" of which have been restructured or invested in National Treasury Bills due and unpaid.

GAF is currently assessing the possibility of reorganizing FIMA familiy of funds, by means of the application of General Resolution No.439/03 of the CNV, issued in February 2003. This resolution makes it possible to settle funds as long as there is an authorization from such regulatory authority. Its application to the FIMA funds shall make it possible to reorganize the existing funds, merging those that have similar assets and concentrating them in a continuating fund, with the purpose of achieving a more efficient administration and a reduction in operating costs and of simplifying the product offer.

INTERNET

The Bank carries out its Internet businesses primarily through Net Investment S.A., a holding company dedicated to investing in and developing businesses in the fields of technology, communications, the Internet, connectivity, and content. The objective of Net Investment S.A. is to create value for its shareholders, investing in projects in which the business model is based on positive cash flows and profits. Banco Galicia's stake in the company is 12.5%, while the remaining 87.5% is held by Grupo Financiero Galicia S.A. ("Grupo Galicia").

During 2002, Net Investment invested approximately Ps.1.4 million.

On an ongoing basis, Net Investment evaluates new business opportunities related to electronic commerce between businesses, individuals and governmental agencies, mobile payment solutions, content and connectivity services, electronic services for businesses. It also evaluates opportunities related to the development of high-bandwidth Internet projects and content for wireless and satellite technology services. In all cases, it seeks to create and benefit from synergies with Banco Galicia's operations.

Net Investment's primary purpose is to become a player in e-business, not only through capital investments but also through the development of activities that can contribute to Banco Galicia's and Grupo Galicia's comprehensive business structure, thus boosting the comparative advantages of the group's companies or of their business units.

The three current businesses developed by Net Investment during this fiscal year are Tradecom, Red de Campo and Soloduenos.

TRADECOM

B2B Comercial S.A. operates under the trade name Tradecom to render support services to B2B e-commerce and to virtual markets for transactions between companies and suppliers.

In 2002, the recession that had been affecting Argentina's economy for the last years worsened. As a result, Tradecom Argentina, as most of the major Argentine companies, was forced to dramatically reduce its cost structure and to optimize the use of the acquired resources

By virtue of the aforementioned economic conditions, the strategic alliance agreement signed with Telecom Argentina S.A. during fiscal year 2001 was rescinded in October 2002, having received the amount of Ps.278,300 as penalty for the advance rescission of the commercial contract.

Tradecom Argentina's commercial development during 2002 was based upon public events, press actions and visits to customers, that led to the improvement of the company's position in the market as provider of electronic-procurement solutions. It is worth mentioning, among other things, the commencement of an ambitious project in the company Clariant and the award of the reverse auction bid of the Panama Channel for 7 months. Additionally, at fiscal year end, 8 proposals submitted to major companies were still pending approval.

Although an important part of the business perspectives are closely related to the evolution of the economic and political scenario, it is important to point out that Argentine companies are increasingly interested in using
"e-procurement" solutions.

Tradecom Argentina is in a privileged position due to its good reputation, to its experience and to the difficulties existing in a highly specialized market for new companies to enter the market, compete by offering similar technologies and position as providers of the aforementioned services.

RED DE CAMPO

During 2002, Net Investment S.A. increased its interest in B2Agro S.A., until reaching a 99.99% share in its capital.

B2Agro S.A. operates under the trade name of "Red de Campo" in the agricultural sector, one of the most important areas of Argentine economy. It is a services company that provides solutions to all the participants in the agricultural and livestock production chain in order to facilitate their management, the making of deals and integration, by grouping and interconnecting them, thus creating the first private network in this sector. As of December 31, 2002, such network was made up of more than 500 agricultural and livestock producers and more than 30 suppliers of goods and services, carefully selected because of their capacity and their administration and technology level.

In 2002, B2Agro S.A. organized commercial proposals appropriate to the situation of each producer in the geographical areas chosen for the first stage of the developments of its operations: southeast, southwest, center-west and west of the Province of Buenos Aires, east of the Province of La Pampa and south of the Province of Cordoba. During 2003, the objective will be to consolidate and increase its activity in these areas and to expand through the northwest of Argentina, the Mesopotamia, the Province of Santa Fe and the north of the Province of Cordoba.

The proposals developed include, among others, exchange transactions and integral assistance in the marketing process.

The company is currently in the stage of implementing a program by means of which Red de Campo participates from the search of seeds, fertilizers or any other required input to the sale of grains in the complex futures markets.

This type of activity is aimed at increasing and complementing the leading position Banco Galicia has earned through years in the agricultural and livestock sector.

90% of B2Agro S.A.'s income is generated by fees on the operations conducted. The remaining 10% arises from the rendering of technological services to third parties.

B2Agro A.S. is working to attain important strategic alliances in the livestock sector and to develop grain marketing businesses in the different national markets during 2003, reason for which it has purchased a Share in the Buenos Aires Futures Exchange (Mercado a Termino de Buenos Aires).

SOLODUENOS

On January 1, 2003, the Internet portal "Soloduenos", which managed to become the most visited real-estate site during the previous fiscal year, temporarily ceased operations due to the macroeconomic situation and to the measures implemented, which negatively affected two key areas the company tried to focus on in order to generate income: mortgage lending and real-estate purchase and sale transactions. This decision will be revised in the following months depending on the evolution of the economy, and particularly, the evolution of the real estate sector.

Under the trade name of Soloduenos, the company began operations in May 1999. With a database of more than 8,000 available properties, it managed to become Argentina's most important database for direct-sale properties.

OPERATIONS

The Operations Division has steadily contributed to the restructuring process implemented by the Bank, reducing its administrative costs and its structure, in line with the adjustments carried out by our Institution. In such sense, during the fiscal year an annual saving of around Ps.5 million has been achieved on account of staff.

Conditioned by the recent economic developments, the financial industry environment has demanded a high operating commitment from the Bank, as well as an important effort for achieving it, having to face very complex situations in a scenario of profound and continuous changes.

For example, during the fiscal year the following was carried out: the release of restructured deposits, administration of the CER's calculation and application, dealing with an important number of official letters from courts and legal injunctions, with the corresponding administration of the later payments thereof. Other activities carried out by the Division in the dramatic and extremely complex scenario generated by the changes in regulations provided for during the period, among others, were as follows: manual ad-hoc dealing and administration of rediscount guarantees, foreign trade transactions, loan repayments or re-implementation of transactions; the determination of the amounts corresponding to the Compensatory Bond; and the securitization of the portfolio involved in the Galtrust financial trusts. However, the Bank's actions could satisfactorily adapt to the needs required at each time.

Among the other activities carried out, it is worth pointing out the services rendered in the transfer to this Area of the Financial Operations' back office.

As regards the Bank's physical assets and the provision and maintenance of infrastructure resources, special emphasis was placed on the implementation of the "Closing and Merger Plan". Through this plan 61 branches were closed, resulting in the release of approximately 21,000 m(2) of leased area. Regarding the Reform Plan, modifications were made to 26 branches, 10 automatic banking lobbies were remodeled and enlarged, and 2 annexes for foreign exchange transactions and 4 neutral positions were created. If also considering the close of 2 Galicia Private Banking service centers, this sums up a total intervention in 105 branches during 2002.

Furthermore, the process of concentrating all corporate activity allowed the release of approximately 17,000 m(2) of leased offices.

In line with this administrative rationalization and expense reduction policy, it is important to point out the decision made by the Bank's executive authorities as regards the sale of all of the Bank's fixed and unproductive assets acquired through foreclosures or not used by the Bank any more. Sales made on this account in the last quarter of the fiscal year amounted to 181 properties for a total of Ps.23 million.

SYSTEMS

The circumstances and events that characterized the fiscal year forced the Systems Division to considerably adjust the Strategic Plan being performed, which was being carried out as duly scheduled, thus reorienting it towards an important expense reduction and resource rationalization.

The solid existing technological base, product of investments made in past fiscal years, together with the modern applications' structure and a balanced professional resources team, made it possible for the Division to comply with the goals set without affecting the quality of services rendered to internal users and, mainly, to the Bank customers.

Among the main actions carried out, the successful renegotiation of contracts with providers of hardware, software, data communications, telephony and services can be pointed out. It is worth mentioning that the exchange rate variations generated an enormous impact on many of such contracts, as they were related to foreign goods or raw materials.

Together with the rationalization process, many regulations issued by the Argentine Central Bank regarding different economic policy measures had to be implemented in due time and as appropriate. This could only be achieved through a very important effort and based on a mature technological infrastructure. During that time, among others, the following processes had to be carried out: deposit pesification and restructuring, pesification of loan transactions, massive account openings, bond swaps, issue of certificates, adjustment of the loan systems to support transactions adjusted to the CER and the CVS, management of legal injunctions, information requests from the Argentine Central Bank, national courts and the AFIP, etc.

Looking back over the period, it is worth mentioning that not only a significant restructuring of the Division was carried out, but also all the regulatory changes provided for the Argentine Central Bank regulations were strictly complied with, while the service level and quality were maintained. In addition, the services and projects considered strategic for the organization could be consolidated and improved.

As regards these ongoing projects, we can point out the continuous incorporation of data to the Bank's modern management and decision-making information repository (Data Warehouse), the addition of new tools to the Customer Contact Center (CCC), the improvement, consolidation and dissemination, within the Bank, of the "Customer Relationship Management" (CRM) tools, as well as the evolution of our "e-galicia.com" portal, which was ranked by a well known international consulting company as the first one in Latin America and the third within the 150 best financial sites throughout the American Continent.

We would also like to mention the adaptation made to the systems to allow our customers to conduct transactions with accounts in "quasi-monies" (Patacon,

Lecop, Lecor and others) in the entire branch network and through all the available electronic channels.

Lastly, during the fiscal year we launched the project denominated "e-company", which represents a cultural organizational change based on innovative processes, access to knowledge, decision-making support and productivity increase.

HUMAN RESOURCES

The Bank considers that the relations with its employees have developed within normal and satisfactory parameters despite the environment determined by the Argentine economic situation and, especially, the financial system's situation. What is more, taking into account the events derived from the external environment and the governmental measures, we consider the Bank's staff has acted with sacrifice and enormous efforts to overcome problems within the labor framework and outside it.

By virtue of the aforementioned situation, strategies were created and implemented to adapt the personnel structures and costs to the possibilities presented by the current business scenario. A series of voluntary working hours reduction, temporary licensing and voluntary retirement plans were implemented, which, made it possible to overcome the crisis and go through the transition path until achieving a 31% payroll reduction.

These measures led the Bank to participate, during June 2002, in a negotiation round with the Banking Association (the Argentine banking employees' labor union) at the Ministry of Labor. As a result of those negotiations, a compulsory conciliation measure was ordered, which was carried out satisfactorily and with no effects on the Bank's plans. Nowadays, 8% of the Bank's staff is affiliated to the Argentine banking employees' labor union.

During the period under analysis, the Bank maintained, within the existing possibilities, the staff's learning and training programs, geared towards increasing such staff's efficiency and proficiency. Even though some high-cost programs were discontinued, the training activities contemplated in the "Generacion Galicia" program aimed at branch employees were strengthened.

Due to the above-mentioned circumstances, during the fiscal year under consideration the variable compensation plans included in the Results Association Program (Programa de Asociacion a Resultados - PAR) were suspended, as well as the incorporation of new beneficiaries to the Pre-Retirement Program previously in force.

BANCO DE GALICIA Y BUENOS AIRES FOUNDATION

During the period covered by this Annual Report, the Foundation's work could not be alien to the negative consequences of the serious events that took place in Argentina in December 2001, as well as all the restrictions said events brought about. Consequently, our best efforts were geared towards facing the above-mentioned problems as they arouse, in order for the Foundation to be able to continue with its mainly welfare work in spite of some limitations.

As we have done in previous Annual reports, the main areas that constitute the Foundation's activity are summarized as follows; highlighting, in each case, the major changes that could have taken place:

- Medical services rendered by means of Santiago Salud S.A.'s coverage, company this Foundation is in charge of: we can mention that, thanks to the extreme rationalization of the many services involved, the high excellence levels attained could be maintained with no need to modify the fees charged, in spite of the considerable and generalized increase in costs. The medical centers that render services, the emergency service and discounts at pharmacies did not undergo any changes.

- Administration of loans granted by the Bank to it employees: as a consequence of the events that have taken place since December 2001, this service area was suspended as of such date.

- Assistance granted to Bank employees, retired employees and their families with the Foundation's resources: small amounts granted to mitigate basically health emergencies or else educational deficiencies.

- Plan Estudiantil (program designed for the school-age children of Bank employees): the 2002 school year was covered without modifications. For future school years, we are analyzing a better adaptation of the school material distributed to the modern programs currently in force.

- Vacation camps: each time more Bank employees' children attend them. Such camps did not suffer any modification and were in general highly accepted by users.

- The distribution of layettes to newly-born children did not suffer any modifications.

- Contributions to Plaza San Martin, Producir Conservando and Favaloro Foundations, as well as to the Plan de Ayuda a Escuelas de Frontera (Assistance Plan to Boundary Schools) continued.

In addition, several public welfare institutions, including schools, hospitals, institutional homes and churches received contributions from this Foundation.

CORPORATE ORGANIZATION, DECISION-MAKING, INTERNAL CONTROL, AND COMPENSATION FOR THE BOARD OF DIRECTORS AND OFFICERS

COMPOSITION AND FUNCTIONS OF THE BOARD OF DIRECTORS

The Ordinary Shareholders' Meeting held on June 6, 2002 provided for that the Board of Directors shall be made up of six directors and five alternate directors and appointed Mr. Juan Martin Etchegoyhen, Federico Miguel Caparros Bosch and Jorge M. Grouman as directors to fill the positions left vacant. It also appointed Mr. Luis Maria Ribaya, Sergio Grinenco, Enrique Mariano Garda Olaciregui, Guillermo Alejandro Laje and Juan Carlos Fossatti as alternate directors. The composition of the Board of Directors is as follows:

            NAME                               POSITION                                EXPIRATION OF TERM
---------------------------------------------------------------------------------------------------------
Juan M. Etchegoyhen                       Chairman                                         12/31/2002
Antonio R. Garces                         Vice Chairman                                    12/31/2003
Federico M. Caparros Bosch                Secretary Director                               12/31/2002
Daniel A. Llambias                        Director                                         12/31/2003
Eduardo H. Arrobas                        Director                                         12/31/2003
Jorge M. Grouman                          Director                                         12/31/2002
Luis M. Ribaya                            Alternate Director                               12/31/2002
Sergio Grinenco                           Alternate Director                               12/31/2002
Enrique M. Garda Olaciregui               Alternate Director                               12/31/2002
Guillermo A. Laje                         Alternate Director                               12/31/2002
Juan C. Fossatti                          Alternate Director                               12/31/2002
---------------------------------------------------------------------------------------------------------

Three of the directors and four of the alternate directors are employees of the Bank.

Banco Galicia's Board of Directors meets formally twice each week and informally on a daily basis. Frequently, some alternate directors are invited to participate, mainly those who are employees of the Bank. Their participation is only for consultation purposes. The Board of Directors is responsible for all the major decisions, including those related to credit, Banco Galicia's securities portfolio, the branch network or entering new businesses.

Banco Galicia's Board also establishes the Bank's asset and liability management policies and trading guidelines for the Finance Division. The Board meets on a daily basis with senior managers of the Corporate Banking Division and the Finance Division to discuss the Bank's asset and liability positions and treasury decisions and to discuss any changes to policies in these areas.

The Board, together with members of the Corporate Banking Division also conducts regular credit reviews of loans that are in amounts greater than Ps.3.5 million and subject to judicial proceedings. In addition, the Board of Directors is responsible for reviewing recommendations made by the Corporate Banking Division regarding the levels of Banco Galicia's charge-offs and determines the amount of such charge-offs.

Members of Banco Galicia's Board of Directors serve on the following committees:

THE RISK MANAGEMENT COMMITTEE: Five directors, the Chief Financial Officer and the Risk Management Manager are members of the Risk Management Committee. The Committee is responsible for establishing general limits (both in accordance with the regulations and with the Bank's internal guidelines) and verifying compliance with such limits with respect to the following risks: credit, cross border, currency, interest rate, liquidity, market, securities, and operational. This committee meets at least once a month and acts formally by written resolutions.

THE CREDIT COMMITTEE: This Committee is composed of four directors, the senior managers of the Corporate Banking Division and the Risk Management Division. It meets twice a week with a quorum of at least one Director. This Committee's function is to analyze credits belonging to Level 1 (higher than Ps.15 million). Approved operations are registered in lists with dates and signatures.

THE FINANCIAL POSITION COMMITTEE: Four directors, the Director in charge of the Retail Banking Group, an alternate director, the Chief Financial Officer and the senior managers of the Risk Management Division, the Corporate Banking Division and the Finance Division are members of this Committee. It is responsible for analyzing the evolution of the Bank's business from a financial point of view regarding fund-raising and placement of assets. Moreover, this Committee is in charge of the follow-up and control of liquidity, interest-rate and currency gaps. In all cases, it is responsible for the definition of the Bank's course of action in each of these areas, within the established policies. The Committee meets at least once every fifteen days and acts formally by written resolutions.

SYSTEMS COMMITTEE: The Systems Committee is composed of three directors, the Director in charge of the Retail Banking Group and the senior managers of the Systems and Operations Divisions. It is in charge of supervising and approving new systems development plans and budgets, as well as supervising these systems budget controls, approving the general design of the organizational structure, primary processes and implemented systems. This Committee also supervises the quality of service provided to customers. The Systems Committee meets at least once every two months. The Committee acts formally by written resolutions.

THE AUDIT COMMITTEE: The Audit Committee complies with the requirements set forth by the Argentine Central Bank. Two directors and the Internal Auditor are members of this Committee. This Committee reviews Banco Galicia's financial statements and the respective independent auditor's and Supervisory Syndics Committee's reports. It provides oversight of the correct functioning of the internal control systems defined by the Bank. It also reviews the annual working plans of both the internal and the external audits and considers their observations regarding internal control weaknesses and corrective measures implemented for their normalization. In addition, from time to time it reviews the compliance with the rules on independency of external auditors. The Committee meets at least once a month. Issues dealt with by this Committee are written down in minutes.

THE COMMITTEE FOR THE CONTROL AND PREVENTION OF MONEY LAUNDERING: The Committee for the Control and Prevention of Money Laundering is responsible for establishing the institution's general strategy guidelines with respect to the prevention and control of money laundering, in accordance with the rules in effect. It is composed of three directors, the senior managers of the Risk Management Division and the Operations Division together with the Internal Auditor. The committee is scheduled to meet at least once every two months. Resolutions must be registered in a minutes book bearing folios and seals. Its primary responsibility is to provide general objectives and policies to prevent and control money laundering.

THE COMMITTEE FOR INFORMATION INTEGRITY: The Committee for Information Integrity was created in compliance with the provisions of the "Sarbanes-Oxley 2002 Act" of the Unites States of America. This Committee is composed of the Chief Financial Officer, the senior manager of the Corporate Banking Division, the Internal Auditor and other Bank officers, as well as a representative of the Supervisory Syndics Committee. As regulations on the subject provide for, a member of the Committee created for the same purpose by Grupo Financiero Galicia S.A. also participates in the meetings held by this Commission.

From time to time, the Board of Directors learns about the decisions taken by the Committees, what is written down in minutes.

CORPORATE ORGANIZATIONAL STRUCTURE

In May 2002, Banco Galicia reorganized its corporate organizational structure.

The position of "Executive Director-Chief Executive Officer" was created as the highest ranked executive. He is in charge of carrying out the corporate policy as regards the business and its administration.

In addition, two groups were created to manage the two main business sectors of the Bank: the Retail Business Group in charge of consumer banking, and the Wholesale Business Group in charge of corporate businesses and the Bank's treasury. Both Groups report directly to the Chief Executive Officer. The Chief Executive Officer, together with the Directors in charge of the Retail Business Group and the Wholesale Business Group constitute the "Office of the CEO", which adopts the executive decisions related to the business, services and administration.

The following Divisions directly report to the Executive Director: Operations, Systems, Human Resources and Risk Management.

The following Divisions directly report to the Retail Business Group: Private Banking, Consumer Finance, Insurance, Traditional Channels, Alternative Channels, Retail Credit, and Marketing and Quality Assurance.

The following Divisions directly report to the Wholesale Business Group:
Corporate Banking, International, Finance, Investment Banking, Institutional Affairs and Wholesale Marketing.

The Chief Financial Officer, the Legal Counsel and the Internal Auditor report to the Board of Directors. (See "Board of Directors" and "Executive Officers")

BANCO GALICIA'S SUPERVISORY SYNDICS COMMITTEE

Banco Galicia's bylaws provide for a Supervisory Syndics Committee consisting of three regular members (syndics) and three alternate members (alternate syndics). The following chart shows the composition of the Supervisory Syndics Committee appointed by the Ordinary Shareholders' Meeting held on June 6, 2002.

        NAME                  POSITION          EXPIRATION OF TERM
------------------------------------------------------------------
Adolfo H. Melian          Syndic                    12/31/2002
Norberto D. Corizzo       Syndic                    12/31/2002
Ricardo A. Bertoglio      Syndic                    12/31/2002
Luis O. Oddone            Alternate Syndic          12/31/2002
Fernando Noetinger        Alternate Syndic          12/31/2002
Miguel Armando            Alternate Syndic          12/31/2002
------------------------------------------------------------------

Pursuant to Argentine Law and to the provisions of Banco de Galicia's bylaws, the regular and alternate members of the Supervisory Syndics Committee are responsible for ensuring that the Bank management is in accordance with applicable regulations. Syndics and alternate syndics do not participate in business management and cannot have managerial functions of any type. The syndics are responsible for the preparation of a report to shareholders analyzing the Bank's financial statements for each fiscal year. The three alternate syndics act in the temporary or permanent absence of one or more syndics. The syndics and the alternate syndics are elected for one-year terms by the shareholders at their annual general meeting, and can be reelected.

POLICY FOR COMPENSATION FOR BANCO GALICIA'S DIRECTORS AND OFFICERS

Members of Banco Galicia's Board of Directors who perform technical-administrative functions receive fees pursuant to the provisions of section 25, subsection 2 of the corporate bylaws.

The Ordinary Shareholders' Meeting held on September 26, 2001, repealed section 24 of the bylaws which provided for that members of the Board of Directors could not be employees of the Bank. The repeal of this prohibition allowed that three members and four alternate members of the Board, who perform permanent duties as Bank officers, be taken into consideration as employees. Therefore, as of July 1, 2002, members of the Board of Directors in this situation, who in any case had already been employees, started to act in that capacity again.

Furthermore, the Bank's bylaws state that the Board of Directors will be paid incentive compensation in the amount approved by the shareholders' meeting. This amount cannot exceed six per cent (6%) of the Bank's pretax net income.

The guidelines for the Board of Directors' incentive compensation are based on a formula that measures the Bank's performance. The measurement includes both an absolute and a relative component, with a ceiling of 6 percent of the net income for the fiscal year, before income tax or any other tax that replaces it. The parameters taken into account to determine the Board of Directors' incentive compensation, were initially approved at the Grupo Financiero Galicia S.A.'s ("Grupo Galicia") shareholders' meeting held on March 15, 2001, and subsequently at the meeting of the shareholders of the Bank held on June, 6, 2002. These parameters are as follows:

ABSOLUTE PERFORMANCE

1) FIXED RATIO: 3% of net income for the fiscal year before income tax, or whatever tax replaces it.

2) PERFORMANCE RELATIVE TO A TARGET RETURN: a function of the average return on equity generated by the Bank ("ROE Galicia") during the fiscal year, compared to the target return on equity ("Target ROE") established at the beginning of the fiscal year:

         (ROE GALICIA / TARGET ROE)

The result of this ratio applies to a coefficient of 1.25%, to be subsequently applied to the net income of the fiscal year before income tax or whatever tax replaces it.

RELATIVE PERFORMANCE

3) RELATIVE PROFITABILITY: a function of the relationship between the Bank's average return on equity ("ROE Galicia") and that of the 10 largest private banks, measured by assets, excluding Banco Galicia ("ROE Banks"):

         (1+ ROE GALICIA) / (1+ ROE BANKS)

The result of this ratio shall be divided by 1.02. This means that the ROE
  Galicia must exceed by at least 200 basis points the average ROE of the 10 largest private banks in order for the ratio to reach the value of 1. This result applies to a coefficient of 1.25% to be subsequently applied to the net income of the fiscal year before income tax or any other tax that replaces it.

4) RELATIVE PERFORMANCE OF THE SHARE PRICE WITH RESPECT TO THE MARKET: a function of the ratio between the performance of the share price of Grupo Financiero Galicia S.A. ("GGAL t1/ GGAL t0") and the evolution of the Merval Index ("Merval t1/ Merval t0") during the fiscal year:

         (GGAL t1 / GGAL t0) / (Merval t1 / Merval t0)

The result of this ratio shall be divided by 1.05. This means that the relative performance of the share price of Grupo Financiero Galicia S.A. must exceed by at least 5% the performance of the Merval Index in order for such measure to reach a value of 1. This result applies to a coefficient of 0.5% to be subsequently applied to the net income of the fiscal year before income tax or whatever tax replaces it.

The formula to calculate the annual incentive compensation for the Board of Directors of Banco Galicia is the sum of (1), (2), (3) and (4) as described above.

For fiscal year 2002, the average target return on equity ("TARGET ROE") was 10% on an annual basis. The Shareholders' Meeting held on June 6, 2002 approved such target, which was not attained during the fiscal year.

While the compensation of the members of the Board of Directors is established in the Bank's bylaws and decided at the shareholders' meetings, it is the Board of Directors who establishes the policy for compensation of the Bank's personnel. Compensation for the Bank's managers includes a fixed portion and a variable portion determined by the Bank's overall results, the performance of the unit for which the manager is responsible and the manager's individual performance. The variable compensation was not applicable in fiscal year 2002.

It should be noticed, that, through its Resolution No.81/2002, issued on February 8, 2002, the Board of Directors of the Argentine Central Bank notified the Bank that, as a result of the financial assistance that the Bank had received from the Argentine Central Bank, it was prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, transfer profits abroad, paying fees or any bonuses or variable compensations tied to the Bank's results, or granting financial assistance to related parties, for as long as such assistance is outstanding.

Currently, Banco Galicia does not maintain any option plan.

On November 4, 1999, the Bank, in its capacity as grantor, entered into a framework trust agreement with First Trust of New York, in its capacity as trustee, in order to implement a bonus program. This bonus program is for the benefit of certain members of the senior management of the Bank and its controlled or related companies. This program is to be reviewed from time to time by the Bank's Board of Directors. Its objective is to favor and foster said staff's productivity as well as to reward its permanence at the Bank. The staff included in this program receives Grupo Financiero Galicia S.A.'s shares or ADSs.

The Grantor transfers to each trust pertaining to the program, as fiduciary property, certain amounts of money which are determined at its sole discretion and that will be invested by the Trustee in Grupo Galicia shares or ADSs. The Trustee shall administer such shares or ADSs for the benefit of the individuals named as beneficiaries in each trust. The Trustee shall hold title to such shares until the moment on which they shall be given to the beneficiaries as their full property in accordance with the provisions set forth in each corresponding trust.

The total amount transferred by the grantor to the trustee was US$4 million. Such sum was applied to the purchase of 855,442 shares and 189,116 ADSs of Grupo Galicia.

The Galicia 2004 Trust was set up with 855,442 Grupo Galicia shares and 31,446.60 Grupo Galicia ADSs. Moreover, 46 individuals who hold managerial positions at Banco de Galicia y Buenos Aires S.A., and Galicia Capital Markets S.A., have been named beneficiaries of 855,442 shares and 28,046.60 ADSs. Consequently, 3,400 ADSs were not allocated, which returned to the grantor. The remaining 157,669.40 ADSs were assigned to the Galicia 2005 Trust.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- SELECTED FINANCIAL INFORMATION

- INCOME STATEMENT

- DESCRIPTION OF CONSOLIDATED ASSETS AND LIABILITIES

- RISK MANAGEMENT

   - CREDIT RISK

   - LIQUIDITY, INTEREST-RATE AND CURRENCY RISKS

- REGULATORY CAPITAL

- CAPITAL AND RESERVES AND PROPOSED ABSORPTION OF LOSSES

In the following analysis of the Bank's financial condition and results of operations, data for Banco de Galicia y Buenos Aires S.A. is consolidated with the companies it controls directly or indirectly, as explained in the Notes to the Consolidated Financial Statements, unless there is clarification to the contrary. The "Bank" or "Banco Galicia" refers to the consolidated Banco de Galicia y Buenos Aires S.A, unless there is any statement to the contrary.

Until December 31, 2001, the Bank's consolidated financial statements and figures stated in this section correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. and their subsidiaries (including Tarjetas Regionales S.A. and its subsidiaries), Galicia Capital Markets S.A. (and its subsidiaries), Galicia Factoring y Leasing S.A., Agro Galicia S.A., Galicia Valores S.A. Sociedad de Bolsa, and Galicia y Buenos Aires Securities (UK) Ltd. In 2002, they do not include Banco Galicia Uruguay S.A. and its subsidiaries and Galicia y Buenos Aires Securities (UK) Ltd. and Tarjetas Regionales S.A. and its subsidiaries directly consolidate with the Bank. Please see the Notes to the Financial Statements. In the fiscal year ended December 31, 1998, the regional credit-card companies' financial statements were not consolidated line-by-line, since the Bank did not have control over such companies at that date.

The Bank's financial statements for fiscal year 2002 have been restated for inflation by using the Wholesale Price Index (IPIM) published by the National Bureau of Statistic and Census (INDEC), in accordance with Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No.415/02 from the National Securities Commission.

Figures shown in paragraphs and tables of this section, as well as those stated in the financial statements, corresponding to prior fiscal years, were restated in constant pesos of December 2002, by using the Wholesale price Index (IPIM) of the fiscal year. The adjustment coefficient applied was 2.184.

Trough December 31, 2001, foreign currency's balances are valued at the Ps.1 to US$ 1 parity and restated in constant pesos of December 2002. As described in the section "The Argentine Economy and Financial System--Main Regulatory Changes in 2002" and in Note 1 to the Bank's individual Financial Statements, the economic policy measures adopted by the government in 2002 included, among others, the devaluation of the peso and a number of rules set forth for the conversion into pesos of certain assets and liabilities that were previously denominated in US dollars ("asymmetric pesification"). The assets and liabilities that were pesified are valued according to the rules mentioned before and those denominated in foreign currency are valued at the exchange-rate at the close of the fiscal year: Ps.3.363 per US dollar.

In the Ordinary and Extraordinary Shareholders Meeting held on September 26, 2001, the Bank's shareholders resolved to modify the closing date of the Bank's fiscal year to December 31 of each year. Upon this decision, there was a six-month irregular fiscal year. On its turn, all the companies under the Bank's direct or indirect control adjusted the closing date of their fiscal years to that of the Bank. This situation caused, in the case of the regional credit-card companies, an irregular seven-month fiscal year.

References to the fiscal year 2002 and to the six-month fiscal year 2001 apply to the twelve-month period ended December 31, 2002 and to the six-month period ended December 31, 2001, respectively. References to fiscal years 2001, 2000, 1999 and 1998 refer to the fiscal years ended June 30 of each year.

SELECTED FINANCIAL INFORMATION

-------------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos (1)                        DECEMBER 31,                         JUNE 30,
                                                          ---------------------------------------------------------------------
                                                            2002       2001 (2)      2001        2000        1999        1998
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
-------------------------------------------------------------------------------------------------------------------------------
 Financial Income                                          5,151.5      1,755.3     3,610.4     3,275.3     2,772.2     2,353.7
 Financial Expenses                                        4,460.6      1,173.4     1,944.8     1,696.0     1,521.7     1,406.8
 Net Financial Income                                        690.9        581.9     1,665.6     1,579.3     1,250.5       946.9
 Provision for Losses on Loans and Other Receivables       1,409.4        684.8       585.2       545.0       471.8       185.2
 Net Income from Services                                    372.7        469.8       890.6       747.8       642.7       503.5
 Monetary Loss from Financial Intermediation              (1,258.3)           -           -           -           -           -
 Administrative Expenses                                     856.4        668.1     1,315.9     1,327.3     1,227.2     1,035.9
 Monetary Gain from  Operating Expenses                       20.6            -           -           -           -           -
 Minority Interests                                           76.3          0.1       (4.4)         0.7      (23.8)        (3.7)
 Income from Equity Investments                              (39.6)         1.9        17.3      (12.0)       281.6        60.1
 Miscellaneous Income (Loss), Net                           (424.6)       369.8        24.3        60.0        35.4         7.4
 Monetary Gain (Loss) on Other Transactions                 (143.0)           -           -           -           -           -
 Net Income before Income Tax                             (2,970.8)        70.6       692.3       503.5       487.4       293.1
 Income Tax                                                   (5.8)       (23.0)     (248.6)     (162.1)     (158.4)      (43.5)
 Net Income before the Absorption (3)                     (2,976.6)        47.6       443.7       341.4       329.0       249.6
 Absorption Subject to the Approval of the Annual
  Shareholders Meeting                                     1,451.3            -           -           -           -           -
 NET INCOME AFTER THE ABSORPTION (3)                      (1,525.3)        47.6       443.7       341.4       329.0       249.6
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
 Cash and Due from Banks                                     536.7      1,124.9     3,253.3     1,366.1     1,731.2     2,145.8
 Government Securities                                     1,808.7        259.5     2,046.4       898.2     1,477.3     2,203.0
 Loans, Net                                                9,446.9     19,846.4    20,416.4    20,373.6    18,450.5    16,640.1
 Total Assets                                             22,267.3     27,432.0    33,639.6    35,129.2    29,972.0    28,401.4
 Deposits                                                  4,718.1     13,572.2    20,240.2    19,099.7    17,148.6    15,600.9
 Other Funds (4)                                          16,010.9     10,796.2    10,258.9    13,119.6    10,178.7    10,422.5
 Total Shareholders' Equity                                1,538.3      3,063.6     3,140.5     2,909.9     2,644.7     2,378.0
AVERAGE TOTAL ASSETS                                      27,045.6     29,869.1    33,299.3    30,501.9    27,804.8    26,697.5
-------------------------------------------------------------------------------------------------------------------------------
PERCENTAGE OF PERIOD-END BALANCE SHEET ITEMS DEN.
IN US DOLLARS (%)
 Loans, Net of Allowances                                     4.14        86.28       79.55       77.55       75.70       77.58
 Total Assets                                                42.94        80.31       76.66       74.20       72.09       72.20
 Deposits                                                    33.13        81.16       74.05       69.43       65.81       65.58
 Total Liabilities                                           36.95        75.27       79.04       78.56       75.20       77.13
===============================================================================================================================

-------------------------------------------------------------------------------------------------------------------------------
RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP (%)
PROFITABILITY AND EFFICIENCY
-------------------------------------------------------------------------------------------------------------------------------
 Net Yield on Interest-Earning Assets (5)                     2.80 %       6.89 %      6.06 %      6.18 %      5.80 %      4.46 %
 Financial Margin (6)                                         3.59         4.48        5.94        6.07        5.22        4.07
 Interest Spread, Nominal Basis (7)                          (0.93)        5.80        5.22        5.35        5.22        3.96
 Return on Average Assets (8)                                (5.92)        0.32        1.33        1.12        1.18        0.93
 Return on Average Shareholders' Equity (9)                 (64.80)        3.05       14.91       12.41       13.32       11.46
 Efficiency Ratio (10)                                       66.51        63.54       51.48       57.04       64.82       71.42
 Net Income from Services as a Percentage of Net
  Operating Income (11)                                      29.66        44.68       34.84       32.13       33.94       34.71
 Net Income from Services as a Percentage of
  Administrative Expenses                                    44.59        70.32       67.68       56.34       52.37       48.61
-------------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION

--------------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER    31,                                           JUNE 30,
                                                           ---------------------------------------------------------------------
                                                             2002       2001 (2)     2001        2000        1999        1998
--------------------------------------------------------------------------------------------------------------------------------
CAPITAL
  Shareholders' Equity as a Percentage of Total Assets       6.91 %     11.17 %      9.34 %      8.28 %      8.82 %      8.37 %
  Tangible Shareholders' Equity as a Percentage of
     Total Assets (12)                                       5.58        9.47        8.24        7.36        7.84        7.24
  Total Liabilities as a Multiple of Shareholders'          13.48 x      7.95 x      9.71 x     11.07 x     10.33 x     10.94 x
     Equity

--------------------------------------------------------------------------------------------------------------------------------
LIQUIDITY

  Cash and Due from Banks as a Percentage of Total
    Deposits                                                11.38 %      8.29 %     16.07 %      7.15 %     10.10 %     13.75 %
  Liquid Assets (13) as a Percentage of Total Deposits      50.88       13.93       33.09       29.92       30.98       39.93
  Loans, Net as a Percentage of Total Assets                42.42       72.35       60.69       58.00       61.56       58.59
--------------------------------------------------------------------------------------------------------------------------------
CREDIT QUALITY
  Past Due Loans (14) as a Percentage of Total Loans         9.90 %      4.96 %      3.86 %      3.40 %      3.67 %      3.31 %
  Non-Accrual Loans (15) as a Percentage of Total
   Loans                                                    12.46        6.74        4.38        3.95        4.51        4.08
  Allowance for Loan Losses as a Percentage of Total
   Loans (Excluding Interbank Loans)                        13.05        5.08        3.45        2.92        3.39        3.13
  Non-Accrual Loans (15) as a Percentage of Total Loans
   (Excluding Interbank Loans)                              12.47        6.87        4.77        4.23        4.97        4.60
  Allowance for Loan Losses as a Percentage of Non-
   Accrual Loans (15)                                      104.67       73.93       72.29       69.07       68.23       67.96
--------------------------------------------------------------------------------------------------------------------------------
INFLATION AND EXCHANGE RATE:
  Inflation (Deflation) (16) (17)                          118.44 %     (4.30)%     (1.61)%      4.51 %     (5.14)%     (2.04)%
  Currency Devaluation Rate (18) (%)                       236.30 %      0.00 %      0.00 %      0.00 %      0.00 %      0.00 %
  CER (19)                                                  40.53 %      0.00 %      0.00 %      0.00 %      0.00 %      0.00 %
================================================================================================================================

         (1) All amounts in millions of December 2002 constant pesos, except inflation, percentages, ratios and multiples.

         (2) Six (6) months ended December 31, 2001. For comparison purposes rates have been annualized.

         (3) FY 2002 reported net income showed a Ps.1,174.6 million loss, as a consequence of having made use of the option, established by the Argentine Central Bank in its Communique "A" 3800, to absorb in advance the losses recorded during fiscal year 2002, with and up to the balances of the shareholders' equity accounts "Retained Earnings" and "Unrealized Valuation Difference", approved by the Board of Directors and subject to the final resolution of the annual shareholders' meeting in this respect. FY 2002 showed a loss of Ps.2,976.6 million before this loss absorption mechanism. The variation in the Bank's shareholders' equity showed a Ps.1,525.3 million loss.

         (4) Includes liabilities with the Argentine Central Bank, other banks and international entities and negotiable obligations.

         (5) Net interest earned divided by average interest-earning assets. For a description of net interest earned, see the "Interest Earning Assets- Net Yield and Spread" table.

         (6) Financial Income less Financial Expenses plus Monetary Gain from Financial Intermediation, divided by average interest-earning assets. For FY 2002, Financial Income includes the balance recorded under "Unrealized Valuation Difference". In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the financial margin for FY 2002 was (2.31)%.

         (7) Represents the difference between the average nominal interest rates earned on interest-earning assets and the average nominal interest rates paid on interest-bearing liabilities.

         (8) Net income for FY 2002 corresponds to the variation in the Bank's shareholders' equity. In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the return on average assets for FY 2002 was (4.63)%. Before the loss absorption mechanism established by Communique "A" 3800, this ratio was (11.29)%.

         (9) Net income for FY 2002 corresponds to the variation in the Bank's shareholders' equity. In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the return on average shareholders' equity for FY 2002 was (49.90)%. Before the loss absorption mechanism established by Communique "A" 3800, this ratio was (126.45)%.

         (10) Administrative Expenses plus Monetary Gain from Operating Expenses, as a percentage of Net Operating Income (Financial Income minus Financial Expenses plus Monetary Loss from Financial Intermediation plus Net Income from Services). For FY 2002, Operating Income includes the balance recorded under "Unrealized Valuation Difference". In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the efficiency ratio for FY 2002 was (429.28)%.

         (11) For FY 2002, Operating Income includes the balance recorded under "Unrealized Valuation Difference". In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, this ratio for FY 2002 was (191.17)%.

         (12) Tangible shareholders' equity is defined as shareholders' equity minus intangible assets.

         (13) Liquid assets include cash and due from banks, government securities, certificates of deposits acquired to the Argentine Central Bank, and placements with correspondent banks.

         (14) Past due loans consist of principal and interest amounts relating to loans for which either any principal or interest payments is 91 days or more past due.

         (15) For a description of non-accrual loans, see ""Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Management - Credit Risk -Loan Portfolio Quality".

         (16) In accordance with the variations in the General Wholesale Price Index in Argentina (IPIM).

         (17) Source : INDEC (Instituto Nacional de Estadistica y Censos, National Bureau for Statistic and Census).

         (18) Devaluation of the peso vis-a-vis the US dollar.

         (19) Effective as from February 3, 2002. See "The Argentine Economy and Financial System--Main Regulatory Changes in 2002".

PHYSICAL DATA

-------------------------------------------------------------------------------------------------------------------
                                                  DECEMBER 31,                           JUNE 30,
                                              ---------------------   ---------------------------------------------
                                                 2002        2001        2001        2000        1999        1998
-------------------------------------------------------------------------------------------------------------------
EMPLOYEES
-------------------------------------------------------------------------------------------------------------------
  Banco de Galicia y Buenos Aires S.A.            4,066       5,870       5,717       6,117       5,904       6,070
  Banco Galicia Uruguay S.A. (1)                      -          52          50          49          48          48
  Other Companies Consolidated                    1,941       2,522       3,102       2,699       1,896          90
-------------------------------------------------------------------------------------------------------------------
TOTAL EMPLOYEES                                   6,007       8,444       8,869       8,865       7,848       6,208
-------------------------------------------------------------------------------------------------------------------
Bank Branches
  Banco de Galicia y Buenos Aires S.A.              229         290         270         272         277         269
  Banco Galicia Uruguay S.A. (1)                      -           5           5           5           5           5
-------------------------------------------------------------------------------------------------------------------
TOTAL BANK BRANCHES                                 229         295         275         277         282         274
-------------------------------------------------------------------------------------------------------------------
OTHER POINTS OF SALE
  Galicia Ahora Service Centers                       -         118         125         156          95          16
  Regional Credit Card Companies Branches            87         103         105         106          59           -
-------------------------------------------------------------------------------------------------------------------
Total Other Points of Sale                           87         221         230         262         154          16
-------------------------------------------------------------------------------------------------------------------
DEPOSIT ACCOUNTS
  Banco de Galicia y Buenos Aires S.A.        1,038,119   2,150,347   1,796,460   1,740,056   1,608,373   1,340,562
  Banco de Galicia Uruguay S.A. (1)                   -      24,196      24,052      21,877      21,273      24,402
-------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSIT ACCOUNTS                        1,038,119   2,174,543   1,820,512   1,761,933   1,629,646   1,364,964
===================================================================================================================

(1) The information for FY 2002 does not include Banco Galicia Uruguay S.A., given that the line-by-line consolidation of this subsidiary has been discontinued.

INCOME STATEMENT

In order to understand the fiscal year net income, it is necessary to take into account the main regulatory changes occurred in 2002, as a consequence of the end of the economic model being in force at the end of 2001. These changes are explained in the section "The Argentine Economy and Financial System--Main Regulatory Changes in 2002" and in other sections of this Annual Report.

INCOME DISCLOSURE. Communique "A" 3703 issued by the Argentine Central Bank provided that the gain obtained by the revaluation of the Bank's net asset foreign currency position as of December 31, 2001, as a result of the change in the foreign exchange regime introduced on January 6, 2002 -which implied a 40% increase in the exchange rate-, had to be directly reflected on a specific shareholders' equity's account ("Unrealized Valuation Difference from the Net Asset Foreign Currency Position"), without being recognized in the income statement. This criterion, which differs from the professional accounting standards, modified the fiscal year net income, since it was not possible to account a Ps.1,451.3 million gain in the income statement accounts. Later, Communique "A" 3800 from the Argentine Central Bank offered the option to financial institutions to absorb, in advance, the losses recorded during fiscal year 2002 with and up to the balances of the shareholders' equity accounts "Retained Earnings and "Unrealized Valuation Difference", subject to the approval by the Board of Directors and to the final resolution adopted by the Annual Shareholders' Meeting on this respect.

FISCAL YEAR NET INCOME. The Bank's fiscal year net income, before the loss absorption mechanism established by the Argentine Central Bank in its Communique "A" 3800, showed a loss of Ps.2,976.6 million. Reported net income for the period showed a Ps.1,174.6 million loss, as a consequence of having made use of the option allowed by Argentine Central Bank's Communique "A" 3800. The variation in the Bank's shareholders' equity showed a Ps.1,525.3 million loss. This figure differs from the reported net income to the extent that it does not incorporate the loss absorption with the balance of the "Retained Earnings" account, which amounted to Ps.350.7 million.

The loss recorded in fiscal year 2002 was, mainly, the result of the significant provisions established during the period, both for loan losses, which amounted to Ps.1,409.4 million, and for other contingencies recorded in miscellaneous net income. This miscellaneous net income, net of monetary results for other operations, recorded a Ps.567.6 million loss. Together with this effect, financial income, net of the monetary adjustment, showed a Ps.567.3 million loss and administrative expenses amounted to Ps.835.8 million. These effects were partially offset by net income from services, which amounted to Ps.372.7 million.

It is important to note that, had the above-mentioned Ps.1,451.3 million gain from the revaluation of the Bank's net asset foreign currency position as of December 31, 2001 been recorded as financial income, the financial income, net of the monetary adjustment, would have amounted to Ps.884 million.

Net income per share for fiscal year 2002, calculated using as net income the variation in the Bank's shareholders' equity, showed a loss of Ps.3,254. Net income per share for the same period, determined in accordance with the provisions of Communiques "A" 3703 and "A" 3800 from the Argentine Central Bank, showed a loss of Ps.2,506. Before the absorption authorized by Communique "A" 3800 from the Argentine Central Bank, net income per share showed a loss of Ps.6.351.

Net income per share for the six-month fiscal year 2001 was Ps.0.102.

Return on average assets and return on average shareholders' equity of fiscal year 2002, calculated using as net income the variation in the Bank's shareholders' equity, were (5.92)% and (64.80)%, respectively. The same ratios, in accordance with the provisions of Communiques "A" 3703 and "A" 3800 from the Argentine Central Bank, amounted to (4.63)% and to (49.90)%, respectively. Before the absorption authorized by Communique "A" 3800 from the Argentine Central Bank, these ratios were (11.29)% and (126.45)%, respectively.

For the six-month fiscal year 2001, return on average assets was 0.32% and return on average shareholders' equity reached 3.05%.

FINANCIAL INCOME. Components of the Bank's financial income were:

FINANCIAL INCOME

-----------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos                             DECEMBER 31,             JUNE 30,
                                                                    ------------------     -----------------
                                                                      2002    2001 (1)       2001      2000
------------------------------------------------------------------------------------------------------------
Income on Loans and Other Receivables Resulting from Financial
  Intermediation and Premiums Earned on Reverse Repos               4,319.7   1,708.9      3,130.1   2,820.3
Income from Government and Corporate Securities, Net                  726.0       0.0        339.7     301.4
Other (2)                                                             105.8      46.4        140.6     153.6
------------------------------------------------------------------------------------------------------------
  TOTAL                                                             5,151.5   1,755.3      3,610.4   3,275.3
============================================================================================================

(1)  Six-month period ended December 31, 2001.

(2) Reflects income from financial leases, net, differences in quotation of gold and foreign currency and premiums on forward sales of foreign exchange.

YIELD ON INTEREST-EARNING ASSETS AND COST OF FUNDS

-------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
    except rates                                           DECEMBER 31,                         JUNE 30,
                                               -----------------------------------   ------------------------------------
                                                  2002              2001(1)             2001                2000
                                               --------------------------------------------------------------------------
                                                  AV.                AV.                AV.                AV.
                                                BALANCE    RATE    BALANCE   RATE     BALANCE    RATE    BALANCE     RATE
-------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS                        24,611.2   20.07   25,987.0   15.28   28,053.4   12.68   26,008.1   12.43
  Government Securities                         2,232.5   13.19    2,540.7   12.22    2,724.9    9.38    3,142.8   10.41
  Loans                                        13,135.4   30.99   19,772.1   17.21   19,696.4   14.74   18,094.8   14.46
  Other (2)                                     9,243.3    6.20    3,674.2    6.96    5,632.1    7.06    4,770.5    6.07
INTEREST-BEARING LIABILITIES                   20,232.9   21.00   23,001.1    9.48   24,886.9    7.46   22,955.9    7.08
  Current Accounts                                176.4    9.86    1,103.1    7.89      188.1    4.78          -       -
  Savings Accounts                                992.6    0.65    2,153.2    1.28    2,712.4    1.85    2,875.1    1.92
  Time Deposits & Restructured Deposits         4,353.4   29.55   13,405.3   11.51   14,970.2    7.96   13,450.2    7.44
  Debt Securities                               2,507.1    5.97    2,767.4    8.11    3,108.9    8.91    2,781.0    8.80
  Other (3)                                    12,203.4   22.85    3,572.1    8.33    3,907.3    8.38    3,849.6    8.45
-------------------------------------------------------------------------------------------------------------------------
SPREAD AND NET YIELD
  Interest Spread, Nominal Basis (4)                      (0.93)              5.80               5.22               5.35
  Net Yield on Interest-Earning Assets (5)                 2.80               6.89               6.06               6.18
   Financial Margin (6)                                    3.59               4.48               5.94               6.07
=========================================================================================================================

         (1) Six-month period ended December 31, 2001. Rates have been annualized.

         (2) For FY 2002 includes, among others, the amounts corresponding to the Compensatory Bond and the Hedge Bond.

         (3) For FY 2002 includes, among others, the financial assistance from the Argentine Central Bank for transitory liquidity support and the advance granted by this institution for the subscription of the Hedge Bond.

         (4) Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. For FY 2002, interest rates include the CER adjustment.

         (5) Net interest earned divided by average interest-earning assets. For a description of net interest earned see the notes to the "Interest-Earning Assets- Net Yield and Spread" table. For FY 2002, interest rates include the CER adjustment.

         (6) Represents Net Financial Income plus the Monetary Loss from Financial Intermediation, divided by average interest-earning assets. For FY 2002, Financial Income includes the balance of the "Unrealized Valuation Difference" account. In accordance with Argentine Central Bank's Communiques "A" 3703 and "A" 3800, the financial margin for FY 2002 was (2.31)%.

Financial income, without including the gain obtained from the revaluation of the Bank's net asset foreign currency position as of December 31, 2001, reached Ps.5,151.5 million, 44.1% higher than the Ps.3,574.5 million recorded for the 12-month period ended December 31, 2001.

According to data shown in the Table "Yield on Interest-Earning Assets and Cost of Funds", this gain was the result of an increase in the average yield on interest-earning assets, partially offset by a decrease in the average volume of those assets. The average rate on interest-earning assets rose 479 basis points to 20.07%. This fluctuation was based on a 1,378 basis-point increase in the average lending rate, which was mainly due to the application of the CER to the pesified loan portfolio. Average interest-earning assets amounted to Ps.24,611.2 million, which represented a 5.3% decrease over the Ps.25,987 million of the second half of 2001. This was the result of a lower average loan portfolio (which decreased by 33.6%), reflecting a lower volume of loans and the restatement of the comparison base in constant currency, by the application of the IPIM variation during the year. This was partially offset by the growth recorded in the item Others (151.6%), mainly due to the inclusion of the Compensatory and Hedge Bonds, whose valuation is determined by the value of the US dollar. (See "The Argentine Economy and Financial System--Main Regulatory Changes in 2002--Compensation to Financial Institutions" and "--The Argentine Economy and the Financial System in 2002")

The average balance of the Bank's net position in government securities was Ps.2,232.5 million, 12.1% lower compared with the prior six-month period average of Ps.2,540.7 million. The average yield on the net position in government securities was 97 basis points higher than that recorded in the prior six-month period. It is important to note that through Decree No.1,387/01, the Executive Power established the voluntary public-debt swap, which was carried out on November 6, 2001. Thus, the Bank, exchanged its government-securities and loan portfolio to the financial and non-financial public sectors for Secured Loans (the new public sector debt instruments issued in the swap).

The average net position in government securities during fiscal year 2002 consisted mainly of Argentine Republic External Notes, National Government Bonds at 9% - Maturing 2002 ("Bono Encaje"), Fiscal Credit Certificates and the partial crediting of the Compensatory Bond. The Argentine Republic External Notes were recorded as a marked-to market portfolio during the first nine months and in the last quarter of fiscal year 2002 they were reclassified as an investment portfolio. As of December 31, 2002, the difference between the market value and the book value of such securities had not been established, given that their trading volume was considered irrelevant with respect to the total amount issued. Therefore, it was not deemed representative in order to determine the value of the securities.

During September 2002, the Bank used its holdings of the Bono Encaje amounting to Ps.535 million, to acquire the bonds to be delivered to depositors who had chosen to exchange their deposits for bonds, pursuant to Decree No. 905/02 (Canje I). (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Deposits")

The average yield on the net position in government securities was the result of the different interest rates accrued by such government securities. The Argentine Republic External Notes, Series 74 and 75, accrued the "Survey Rate for Borrowing Transactions" plus an annual 4.95%, and the "Badlar Rate" plus an annual 2.98%, respectively. The Bono Encaje and the Fiscal Credit Certificate are adjusted by the CER index and accrue an annual interest rate of 2%. The Compensatory Bond has accrued LIBOR.

The average loan portfolio for fiscal year 2002 amounted to Ps.13,135.4 million, 33.6% lower than the Ps.19,772.1 million for the second half of 2001. Comparing the average balance for fiscal year 2002, with that recorded in the second half of the six-month fiscal year 2001, there was a decrease of Ps.6,636.7 million, which was formed by a Ps.8,115.5 million decline in the average loans to the private sector and by a Ps.1,478.8 million increase in loans to the financial and non-financial public sectors, mainly corresponding to Secured Loans resulting from the debt swap set forth by Decree No.1,387/01. It is worth mentioning that the loan portfolio to the private sector was pesified at the Ps.1 per US dollar exchange rate, and the loan portfolio to the public sector was pesified at the Ps.1.4 per US dollar exchange rate. Moreover, the loan portfolio to the private sector showed important payments during the fiscal year. It is also important to note that the comparison base was restated in constant currency of December 2002, by using the IPIM variation of the year.

This decrease in the loan portfolio also reflects the securitization (and/or sale) of the mortgage and commercial loan portfolio, within the framework of the Galicia Capitalization and Liquidity Plan, for a total amount of Ps.633 million in December 2002 pesos. (See "Galicia Capitalization and Liquidity Plan")

Banco de Galicia y Buenos Aires S.A.'s market share of all loans in the Argentine financial system, excluding the loans of the four regional credit-card companies, was 11.04% as of December 31, 2002, compared with 10.00% as of December 31, 2001. These figures are based on data prepared daily by the Argentine Central Bank.

MARKET SHARE (1)

----------------------------------------------------
                      DECEMBER 31,        JUNE 30,
                   -----------------    ------------
                     2002       2001    2001    2000
----------------------------------------------------
TOTAL DEPOSITS      5.26 (2)    7.30    9.76    9.62
TOTAL LOANS        11.04       10.00    9.65    9.92
====================================================

(1) Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system. Based on the daily information on deposits and loans prepared by the Argentine Central Bank. End-of-period data.

(2) Includes deposits swapped for government bonds in the "Canje I" transaction.

The average interest rate for total loans was 30.99% for fiscal year 2002, including the CER adjustment. In this period, the loan portfolio to the private sector accrued a 23.29% interest rate, while loans to the public sector recorded an average interest rate of 35.57%. With respect to interest rates on the loan portfolio to the public sector, it should be noted that for the Secured Loans resulting from the national-public-sector debt swap, its principal is adjusted by the CER plus an annual average interest rate of 4%. Those Secured Loans that were the result of the provincial-sector debt swap are adjusted by the CER plus an annual 2% interest rate. Regarding loans to the private sector, pursuant to the regulatory changes stated in other sections of this Annual Report, the loans which were originally denominated in pesos bear interest rates only, and those pesified loans (excluding those mortgage loans for the sole and permanent residence of the borrower of up to US$ 250.000 and certain personal loans and pledge loans) are adjusted by the CER plus an additional interest rate established by the Argentine Central Bank, according to the type of loan. Due to the successive changes in the regulations and since these modifications had not been fully defined and regulated as of December 31, 2002, mortgage loans for the sole and permanent residence of the borrower of up to US$ 250.000 and certain personal loans and pledge loans, for which the CVS adjustment plus an interest rate determined by the Argentine Central Bank was established, accrued at such date the originally agreed interest rate. (See "The Argentine Economy and the Financial System-Main Regulatory Changes in 2002-Loans to the Private Sector and Asymmetric Indexation")

Similarly, as a result of the measures already mentioned, the Bank's commercial loan portfolio is currently under a restructuring process to adjust to customers' new repayment capacity. This process has not been completed yet.

The item "Others" of the Table "Yield on Interest-Earning Assets and Costs of Funds" mainly shows the Compensatory and Hedge Bonds, resulting from the compensation of the "asymmetric pesification" of assets and liabilities', to be received. They were recorded under "Other Receivables from Financial Brokerage", for Ps.7,037.1 million as of December 31, 2002. Both Bonds are dollar-denominated, and accrue LIBOR. (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Compensation to Financial
Institutions")

Financial income recognizes a gain of Ps.99.1 million, due to foreign exchange differences and foreign currency premiums (this gain does not include the gain from the revaluation of the Bank's net asset foreign currency position parity as of December 31, 2001, from the Ps.1 per US. dollar parity to the Ps.1.4 per US. Dollar parity). Financial Income also recognizes income from the Compensatory Bond and Hedge Bond, including those corresponding to the Bank's Head Office and foreign branches and subsidiaries (New York Branch, Cayman Branch and Banco Galicia Uruguay S.A. consolidated), pursuant to regulations set forth by Decree No.2167/02 (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Compensation to Financial Institutions"). Against this income, the Bank has established provisions to cover its interest in, and the negative shareholders' equity of, such foreign subsidiaries. Thus, income from foreign exchange differences and foreign currency premiums was mainly the result of income from brokerage in the foreign exchange market and from the revaluation of the Bank's net asset foreign currency position during the fiscal year, given the exchange rate increase during this period.

FINANCIAL EXPENSES. The components of the Bank's financial expenses were as follows:

FINANCIAL EXPENSES

---------------------------------------------------------------------------------------
In millions of December '02 constant pesos
                                                   DECEMBER 31,            JUNE 30,
                                                ------------------    -----------------
                                                  2002    2001 (1)      2001      2000
---------------------------------------------------------------------------------------
  Interest on Deposits                            407.1     829.0     1,253.9   1,045.9

  Negotiable Obligations                          170.4     107.7       272.0     228.3
  Net Expenses from Government and Corporate          -      30.1           -         -
     Securities
  Contributions and Taxes                          50.0      51.1        80.4      90.7
  Other (2)                                     3,833.1     155.5       338.5     331.1
---------------------------------------------------------------------------------------
TOTAL                                           4,460.6   1,173.4     1,944.8   1,696.0
=========================================================================================

(1)  Six-month period ended December 31, 2001.

(2) Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities, and premiums payable on repos. For FY 2002 includes $1,365.2 million of interest on the financial assistance from the Argentine Central Bank for transitory liquidity support and $1,700.7 million of CER adjustments.

Financial expenses for fiscal year 2002 were Ps.4,460.6 million, compared to Ps.2,148.8 million for the 12-month period ended December 31, 2001. This increase reflected a 1,152 basis points growth in the average interest rate of interest-bearing liabilities, partially offset by a 12% decrease in their volume.

Average interest-bearing liabilities amounted to Ps.20,232.9 million, in comparison with Ps.23,001.1 million for the second half of 2001. This decline was, mainly, the result of a reduction in deposits during 2002 and of the restatement of deposits as of the close the prior fiscal year in constant currency of December 2002 by the application of the IPIM variation during the year. This was partially offset by the pesification of deposits originally denominated in US dollars at the exchange rate of Ps. 1.4 per US dollar and by the valuation of liabilities subject to foreign law at the free exchange rate, which increased from Ps.1 per US dollar to Ps.3.363 per US dollar at the close of the fiscal year. Moreover, deposits recognized as of December 31, 2001, include those corresponding to Banco Galicia Uruguay S.A.

Restructured deposits originally denominated in US dollars were converted into pesos at the parity of Ps. 1.40 per US dollar, and accrue a principal adjustment by the CER coefficient plus a 2% interest rate. Restructured deposits originally denominated in pesos accrue an interest rate of 7%. As of December 31, 2002, restructured deposits amounted to Ps.729 million (principal only) amounts and Ps.73 million corresponded to restructured deposits whereby their holders had exercised the option to exchange them for government securities, pursuant to Decree No.1,836/02 (Canje II). As of December 31, 2002, the Canje I was completed, which in the Bank's case, amounted to Ps. 693 million, principal only. (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Deposits")

Furthermore, restructured deposits decreased as a result of a significant number of complaints that have been filed against financial institutions by depositors. As of the closing date of this fiscal year, the final result of these complaints remained unknown. As of January 31, 2003, court orders received by the Bank mandating the reimbursement of deposits in their original currency or at the free exchange rate amounted to Ps.12.6 million and US$ 431.7 million. As of that date, in compliance with such court orders, the Bank had paid the amounts of Ps.600.2 million and US$ 80.4 million as reimbursement of peso-and foreign-currency denominated deposits. As of December 31, 2002, the difference between the amount paid and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per US dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement) was recorded in the "Other Receivables Resulting from Financial Brokerage" account and amounted to Ps.442.9 million. These receivables represent a right before the National Government still pending resolution.

Banco de Galicia y Buenos Aires S.A.'s market share of total deposits in the Argentine financial system, considering deposits in the country only and including those exchanged for government securities in the Canje I, reached 5.26% as of December 31, 2002, while as of December 31, 2001, this percentage amounted to 7.3%.

The average balance of debt instruments was Ps.2,507.1 million, a 9.4% decrease compared with the average balance of Ps.2,767.4 million for the second half of 2001. The cost of funds decreased 214 basis points from 8.11% to 5.97%.

The decrease in the average volume of debt instruments is mainly explained by the Bank's debt restructuring process. On one hand it reflects the restructuring of the New York Branch debt, since the new securities were issued for a lower amount as a consequence of payments made in cash and a debt forgiveness obtained (See "Galicia Capitalization and Liquidity Plan--Units Abroad"). On the other hand it also reflects the conversion of two commercial papers for a total amount of US$ 332 million into credit lines with foreign banks, which are recognized in the item "Others". Regarding interest rates, the decrease in fiscal year 2002 was mainly the result of the decrease in the LIBOR rate and of the above-mentioned debt forgiveness.

The systemic crisis had its impact on the Bank under the form of a liquidity crisis caused by a severe fall in deposits that made it necessary to request financial assistance from the Argentine Central Bank. As of December 31, 2002, the financial assistance from the Argentine Central Bank for temporary liquidity support and excluding the advance received to pay off debts with the Bank Liquidity Fund (Fondo de Liquidez Bancaria), amounted to Ps.4,625.9 million. This assistance accrued an average interest rate of 28.25% during the year. The above-mentioned advance, which at that same date amounted to Ps.792.1 million, accrued a principal adjustment by CER plus an annual 3% interest rate.

The restoration of the Bank's liquidity within the framework of the Galicia Capitalization and Liquidity Plan stemmed from (i) a loan from Seguros de Depositos S.A. (Sedesa) for the US dollar amount equivalent to Ps.200 million at the exchange rate prevailing on the day prior to that of the disbursement, with a five-year term and an interest rate equal to the 180-day LIBOR plus an annual 3%. This loan was subscribed on March 21, 2002 and as of December 31, 2002, amounted to Ps.217 million; and (ii) a loan from the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies ("Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros") for the US dollar amount equivalent to Ps.100 million at the exchange rate prevailing on the day prior to that of the disbursement, with a three-year term and an interest rate equivalent to the 180-day LIBOR plus an annual 4%, with a minimum rate of 8.07% per annum. This loan was subscribed on April 30, 2002, and as of December 31, 2002, amounted to Ps.141 million. (See "Galicia Capitalization and Liquidity Plan")

The concepts explained in the two paragraphs mentioned above are comprised in the balance of the item "Interest Bearing Liabilites - Other". The average balance of this item in the fiscal year rose to Ps.12,203.4 million and it accrued an average interest rate of 22.85%. This item also recognizes the advance to be requested to the Argentine Central Bank for the subscription of the Hedge Bond, which accrued a principal adjustment by the CER and an annual interest rate of 2%. As of December 31, 2002, this advance amounted to Ps.2,468.4 million, including the CER adjustment of its principal and interest.

NET FINANCIAL INCOME. As a result of the changes introduced in the balance sheet's composition of financial institutions by the economic policy measures adopted by the government in 2002, net financial income for the fiscal year was mainly the consequence of the matching of the assets and liabilities that resulted from the application of said measures, in terms of their currency of denomination and in terms of whether they accrued only an interest rate or, at the same time, their principal was adjusted by a coefficient (such as the CER, CVS or IPIM). Therefore, the net financial income for the period can be explained by the differential evolution of the above-mentioned financial variables during the fiscal year. Net financial income adjusted by the monetary loss recorded a loss of Ps. 567.3 million, which caused a negative financial margin of 2.31%. However, if the gain of Ps.1,451.3 million, corresponding to the balance of the Unrealized Valuation Difference account had been considered as financial income (see "-Income Disclosure" and "-

Fiscal Year Net Income"), net financial income would have recorded a profit of Ps.884 million, thus representing a financial margin of 3.59%.

INTEREST-EARNING ASSETS - NET YIELD AND SPREAD

---------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos, except percentages and rates
                                                                               DECEMBER 31,             JUNE 30,
                                                                           --------------------    ------------------
                                                                             2002      2001 (1)      2001      2000
---------------------------------------------------------------------------------------------------------------------
Total Average Interest-Earning Assets
  Pesos                                                                    14,121.4     3,940.5     4,707.0   5,261.8
  Dollars                                                                  10,489.8    22,046.5    23,346.4  20,746.3
---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                      24,611.2    25,987.0    28,053.4  26,008.1
---------------------------------------------------------------------------------------------------------------------
Net Interest Earned (2)
  Pesos                                                                       977.1       331.1       666.5     727.4
  Dollars                                                                    (287.2)      563.6     1,034.3     880.5
---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                         689.9       894.7     1,700.8   1,607.9
---------------------------------------------------------------------------------------------------------------------
Net Yield on Interest-Earning Assets (3) (%)
  Pesos                                                                        6.92       16.81       14.16     13.82
  Dollars                                                                     (2.74)       5.11        4.43      4.24
---------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE YIELD                                                         2.80        6.89        6.06      6.18
---------------------------------------------------------------------------------------------------------------------
Interest Spread, Nominal Basis (4)
  Pesos                                                                        2.63       13.95       13.46     12.68
  Dollars                                                                     (4.30)       4.24        3.56      3.49
---------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE YIELD                                                        (0.93)       5.80        5.22      5.35
=====================================================================================================================

         (1) 6-month period ended December 31, 2001. Rates have been annualized.

         (2) Net interest earned corresponds to the Bank's net financial income ("Financial Income" less "Financial Expenses", as set forth in the Income Statement), plus:

              - Credit related fees (included in "Income from Services - In Relation to Lending Transactions" in the Income Statement),

              - Contributions to the deposit insurance system, and contributions and taxes on financial income included in the Income Statement line "Financial Expenses - Others", less:

              - Net income from corporate securities, included under "Financial Income/Expenses - Interest Income and Holding Gains/Losses from Government and Corporate Securities", in the Income Statement, and,

              - Differences in quotation of gold and foreign currency and premiums on foreign currency transactions, included in "Financial Income/Expenses - Other", in the Income Statement.

              Net interest earned also includes, for all periods, income from the portion of loans and government securities used to overcollateralize repo operations. Beginning fiscal year 1999, this income/loss was included in "Miscellaneous Income/ Loss - Others" in the Income Statement. In the previous fiscal years, this income/loss was included under "Financial Income/Expenses - Interest Income and Holding Gains/Losses from Government and Corporate Securities" in the Income Statement. Net income from government securities includes both interest and gains/losses due to mark-to-market valuation.

         (3)  Net interest earned, divided by average interest-earning assets.

         (4) Interest spread, nominal basis, is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

         (2), (3), (4) For FY 2002 interest rates include the CER adjustment.

CONSOLIDATED NOMINAL AVERAGE BALANCES, YIELDS AND RATES (*)

------------------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
  except rates
                                                                          DECEMBER 31, 2002
                                       ---------------------------------------------------------------------------------------------
                                                             PESOS                          DOLLARS                          TOTAL
                                       --------------------------------------------------------------------------------------------
                                                   INTEREST    AV.                 INTEREST     AV.                INTEREST    AV.
                                        AVERAGE    EARNED/    YIELD/    AVERAGE     EARNED/   YIELD/    AVERAGE     EARNED/  YIELD/
                                        BALANCE      PAID     RATE      BALANCE      PAID      RATE     BALANCE     PAID      RATE
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Government Securities                   570.4      211.9    37.15     1,662.1      82.5      4.96     2,232.5      294.4    13.19
  Loans
    Private Sector                      4,087.5    1,110.2    27.16       806.8      29.7      3.68     4,894.3    1,139.9    23.29
    Public Sector                       8,241.1    2,931.3    35.57           -         -         -     8,241.1    2,931.3    35.57
-----------------------------------------------------------------------------------------------------------------------------------
Total Loans                            12,328.6    4,041.5    32.78       806.8      29.7      3.68    13,135.4    4,071.2    30.99
-----------------------------------------------------------------------------------------------------------------------------------
  Other (1)                             1,222.4      414.4    33.90     8,020.9     159.0      1.98     9,243.3      573.4     6.20
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS          14,121.4    4,667.8    33.05    10,489.8     271.2      2.59    24,611.2    4,939.0    20.07
-----------------------------------------------------------------------------------------------------------------------------------
  Cash and Gold                           214.8          -        -       164.7         -         -       379.5          -        -
  Equity in Other Companies               502.4          -        -       188.5         -         -       690.9          -        -
  Other Assets                          2,016.5          -        -       633.1         -         -     2,649.6          -        -
  Allowances                           (1,224.4)         -        -       (61.2)        -         -    (1,285.6)         -        -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           15,630.7          -        -    11,414.9         -         -    27,045.6          -        -
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
  Deposits
    Current Accounts                      175.2       17.4     9.93         1.2         -         -       176.4       17.4     9.86
    Savings Accounts                      991.7        6.5     0.66         0.9         -         -       992.6        6.5     0.65
    Time Deposits & Restructured Dep.   2,907.7    1,217.3    41.86     1,445.7      69.3      4.79     4,353.4    1,286.6    29.55
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS         4,074.6    1,241.2    30.46     1,447.8      69.3      4.79     5,522.4    1,310.5    23.73
-----------------------------------------------------------------------------------------------------------------------------------
  Argentine Central Bank                7,082.4    2,218.4    31.32         3.5       0.1      2.86     7,085.9    2,218.5    31.31
  Other Financial Entities                197.1       29.5    14.97     2,557.5     214.2      8.38     2,754.6      243.7     8.85
  Debt Securities                          16.2        2.4    14.81     2,490.9     147.2      5.91     2,507.1      149.6     5.97
  Other                                   763.2      199.2    26.10     1,599.7     127.6      7.98     2,362.9      326.8    13.83
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING LIABILITIES     12,133.5    3,690.7    30.42     8,099.4     558.4      6.89    20,232.9    4,249.1    21.00
-----------------------------------------------------------------------------------------------------------------------------------
  Demand Deposits                         620.1          -        -       212.1         -         -       832.2          -        -
  Other Liabilities                     2,999.8          -        -       631.7         -         -     3,631.5          -        -
  Minority Interests                       (4.9)         -        -         0.0         -         -        (4.9)         -        -
  Shareholders' Equity                  2,353.9          -        -           -         -         -     2,353.9          -        -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY           18,102.4          -        -     8,943.2         -         -    27,045.6          -        -
-----------------------------------------------------------------------------------------------------------------------------------
SPREAD AND NET YIELD
  Interest Rate Spread                                         2.63                           (4.30)                          (0.93)
  Cost of Funds Supporting
    Interest - Earning Assets                                 26.14                            5.32                           17.26
  Net Yield on Interest-Earning Assets                         6.92                           (2.74)                           2.80
===================================================================================================================================

(*)   Interest earned/paid includes the CER adjustment.

(1) Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond.

CONSOLIDATED NOMINAL AVERAGE BALANCES, YIELDS AND RATES (*)

------------------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
  except rates                                                            DECEMBER 31, 2001
                                       ---------------------------------------------------------------------------------------------
                                                             PESOS                          DOLLARS                            TOTAL
                                       ---------------------------------------------------------------------------------------------
                                                   INTEREST    AV.                INTEREST      AV.                INTEREST     AV.
                                        AVERAGE    EARNED/    YIELD/    AVERAGE    EARNED/    YIELD/    AVERAGE     EARNED/   YIELD/
                                        BALANCE      PAID     RATE      BALANCE     PAID       RATE     BALANCE      PAID      RATE
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Government Securities                    41.3        3.7    17.92     2,499.4     151.6     12.13     2,540.7      155.3     12.22
  Loans
    Private Sector                      3,613.9      508.7    28.15     9,395.9     596.2     12.69    13,009.8    1,104.9     16.99
    Public Sector                         225.0       29.1    25.87     6,537.3     567.7     17.37     6,762.3      596.8     17.65
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                             3,838.9      537.8    28.02    15,933.2   1,163.9     14.61    19,772.1    1,701.7     17.21
------------------------------------------------------------------------------------------------------------------------------------
  Other                                    60.3        0.9     2.99     3,613.9     126.9      7.02     3,674.2      127.8      6.96
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS           3,940.5      542.4    27.53    22,046.5   1,442.4     13.08    25,987.0    1,984.8     15.28
------------------------------------------------------------------------------------------------------------------------------------
  Cash and Gold                           468.8          -        -       328.3         -         -       797.1          -         -
  Equity in Other Companies               244.0          -        -       358.7         -         -       602.7          -         -
  Other Assets                          2,304.5          -        -     1,026.2         -         -     3,330.7          -         -
  Allowances                             (370.9)         -        -      (477.5)        -         -      (848.4)         -         -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            6,586.9          -        -    23,282.2         -         -    29,869.1          -         -
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
  Deposits
    Current Accounts                      277.4       14.0    10.09       825.7      29.5      7.14     1,103.1       43.5      7.89
    Savings Accounts                      777.2        5.9     1.52     1,376.0       7.9      1.15     2,153.2       13.8      1.28
    Time Deposits                       1,782.5      169.1    18.97    11,622.8     602.6     10.37    13,405.3      771.7     11.51
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS         2,837.1      189.0    13.32    13,824.5     640.0      9.26    16,661.6      829.0      9.95
------------------------------------------------------------------------------------------------------------------------------------
  Argentine Central Bank                  221.7       10.7     9.65        70.3       3.1      8.82       292.0       13.8      9.45
  Other Financial Entities                 48.1       11.4    47.40     1,436.9      59.2      8.24     1,485.0       70.6      9.50
  Debt Securities                             -          -        -     2,767.4     112.3      8.12     2,767.4      112.3      8.11
  Other                                     3.1        0.2    12.90     1,792.0      64.2      7.17     1,795.1       64.4      7.18
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING LIABILITIES      3,110.0      211.3    13.59    19,891.1     878.8      8.84    23,001.1    1,090.1      9.48
------------------------------------------------------------------------------------------------------------------------------------
  Demand Deposits                         933.4          -        -       131.3         -         -     1,064.7          -         -
  Other Liabilities                     1,001.8          -        -     1,612.3         -         -     2,614.1          -         -
  Minority Interests                       62.0          -        -           -         -         -        62.0          -         -
  Shareholders' Equity                  3,127.2          -        -           -         -         -     3,127.2          -         -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY            8,234.4          -        -    21,634.7         -         -    29,869.1          -         -
------------------------------------------------------------------------------------------------------------------------------------
SPREAD AND NET YIELD
  Interest Rate Spread                                        13.94                            4.24                             5.80
  Cost of Funds Supporting
    Interest - Earning Assets                                 10.72                            7.97                             8.39
  Net Yield on Interest-Earning Assets                        16.80                            5.11                             6.89
====================================================================================================================================

(*) Six-month period ended December 31, 2001. Rates have been annualized.

CONSOLIDATED NOMINAL AVERAGE BALANCES, YIELDS AND RATES

------------------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
  except rates                                                                                                         JUNE 30, 2001
                                       ---------------------------------------------------------------------------------------------
                                                             PESOS                          DOLLARS                            TOTAL
                                       ---------------------------------------------------------------------------------------------
                                                   INTEREST    AV.                INTEREST      AV.                INTEREST     AV.
                                        AVERAGE    EARNED/    YIELD/    AVERAGE    EARNED/    YIELD/    AVERAGE     EARNED/   YIELD/
                                        BALANCE      PAID     RATE      BALANCE     PAID       RATE     BALANCE     PAID       RATE
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Government Securities                    45.7        6.1    13.35     2,679.2     249.5      9.31     2,724.9      255.6      9.38
  Loans
    Private Sector                      4,179.4      932.5    22.31     9,989.8   1,181.6     11.83    14,169.2    2,114.1     14.92
    Public Sector                         266.3       39.3    14.76     5,260.9     750.3     14.26     5,527.2      789.6     14.29
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                             4,445.7      971.8    21.86    15,250.7   1,931.9     12.67    19,696.4    2,903.7     14.74
------------------------------------------------------------------------------------------------------------------------------------
  Other                                   215.6       15.4     7.14     5,416.5     382.0      7.05     5,632.1      397.4      7.06
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS           4,707.0      993.3    21.10    23,346.4   2,563.4     10.98    28,053.4    3,556.7     12.68
------------------------------------------------------------------------------------------------------------------------------------
  Cash and Gold                           448.5          -        -       240.1         -         -       688.6          -         -
  Equity in Other Companies               334.9          -        -       333.3         -         -       668.2          -         -
  Other Assets                          3,584.4          -        -       948.9         -         -     4,533.3          -         -
  Allowances                             (247.3)         -        -      (396.9)        -         -      (644.2)         -         -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            8,827.5          -        -    24,471.8         -         -    33,299.3          -         -
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
  Deposits
    Current Accounts                       63.6        3.1     4.87       124.5       5.9      4.74       188.1        9.0      4.78
    Savings Accounts                    1,288.6       23.6     1.83     1,423.8      26.7      1.88     2,712.4       50.3      1.85
    Time Deposits                       2,887.1      292.9    10.15    12,083.1     899.1      7.44    14,970.2    1,192.0      7.96
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS         4,239.3      319.6     7.54    13,631.4     931.7      6.83    17,870.7    1,251.3      7.00
------------------------------------------------------------------------------------------------------------------------------------
  Argentine Central Bank                      -          -        -         5.5       0.2      3.64         5.5        0.2      3.64
  Other Financial Entities                 39.8        7.2    18.09     1,802.1     148.3      8.23     1,841.9      155.5      8.44
  Debt Securities                             -          -        -     3,108.9     277.0      8.91     3,108.9      277.0      8.91
  Other                                       -          -        -     2,059.9     171.9      8.35     2,059.9      171.9      8.35
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING LIABILITIES      4,279.1      326.8     7.64    20,607.8   1.529.1      7.42    24,886.9    1,855.9      7.46
------------------------------------------------------------------------------------------------------------------------------------
  Demand Deposits                       1,215.0          -        -       105.3         -         -     1,320.3          -         -
  Other Liabilities                     1,129.2          -        -     2,939.4         -         -     4,068.6          -         -
  Minority Interests                       48.3          -        -           -         -         -        48.3          -         -
  Shareholders' Equity                  2,975.2          -        -           -         -         -     2,975.2          -         -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY            9,646.8          -        -    23,652.5         -         -    33,299.3          -         -
------------------------------------------------------------------------------------------------------------------------------------
SPREAD AND NET YIELD
  Interest Rate Spread                                        13.46                            3.56                             5.22
  Cost of Funds Supporting
    Interest - Earning Assets                                  6.94                            6.55                             6.62
  Net Yield on Interest-Earning Assets                        14.16                            4.43                             6.06
====================================================================================================================================

CONSOLIDATED NOMINAL AVERAGE BALANCES, YIELDS AND RATES

------------------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
   except rates                                                                                                        JUNE 30, 2000
                                       ---------------------------------------------------------------------------------------------
                                                             PESOS                          DOLLARS                            TOTAL
                                       ---------------------------------------------------------------------------------------------
                                                   INTEREST    AV.                INTEREST      AV.                INTEREST     AV.
                                        AVERAGE    EARNED/    YIELD/    AVERAGE    EARNED/    YIELD/    AVERAGE     EARNED/   YIELD/
                                        BALANCE      PAID     RATE      BALANCE     PAID       RATE     BALANCE     PAID       RATE
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Government Securities                   296.9       38.2    12.87     2,845.9     289.0     10.15     3.142.8      327.2    10.41
  Loans
    Private Sector                      4,023.9      922.7    22.93     9,302.1   1.083.3     11.65    13.326.0    2.006.0    15.05
    Public Sector                         457.6       57.0    12.46     4,311.2     553.5     12.84     4.768.8      610.5    12.80
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                             4,481.5      979.7    21.86    13,613.3   1.636.8     12.02    18.094.8    2.616.5    14.46
------------------------------------------------------------------------------------------------------------------------------------
  Other                                   483.4       36.7     7.59     4,287.1     252.7      5.89     4.770.5      289.4     6.07
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS           5,261.8    1,054.6    20.04    20,746.3   2.178.5     10.50    26.008.1    3.233.1    12.43
------------------------------------------------------------------------------------------------------------------------------------
  Cash and Gold                           447.6          -        -       282.7         -         -       730.3          -        -
  Equity in Other Companies               378.3          -        -       429.9         -         -       808.2          -        -
  Other Assets                          2,853.3          -        -       795.1         -         -     3.648.4          -        -
  Allowances                             (292.7)         -        -      (400.4)        -         -      (693.1)         -        -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            8,648.3          -        -    21,853.6         -         -    30.501.9          -        -
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
  Deposits
    Current Accounts                          -          -        -           -         -         -           -          -        -
    Savings Accounts                    1,401.5       28.6     2.04     1,473.6      26.6      1.81     2.875.1       55.2     1.92
    Time Deposits                       2,976.1      290.8     9.77    10,474.1     709.3      6.77    13.450.2    1.000.1     7.44
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS         4,377.6      319.4     7.30    11,947.7     735.9      6.16    16.325.3    1.055.3     6.46
------------------------------------------------------------------------------------------------------------------------------------
  Argentine Central Bank                      -          -        -         8.3       0.2      2.41         8.3        0.2     2.41
  Other Financial Entities                 64.2        7.6    11.84     1,615.8     139.4      8.63     1.680.0      147.0     8.75
  Debt Securities                             -          -        -     2,781.0     244.7      8.80     2.781.0      244.7     8.80
  Other                                     3.9        0.2     5.13     2.157.4     177.8      8.24     2.161.3      178.0     8.24
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST-BEARING LIABILITIES      4.445.7      327.2     7.36    18.510.2   1.298.0      7.01    22.955.9    1.625.2     7.08
------------------------------------------------------------------------------------------------------------------------------------
  Demand Deposits                       1.319.4          -        -       105.5         -         -     1.424.9          -        -
  Other Liabilities                     1.045.7          -        -     2.271.0         -         -     3.316.7          -        -
  Minority Interests                       53.1          -        -           -         -         -        53.1          -        -
  Shareholders' Equity                  2.751.3          -        -           -         -         -     2.751.3          -        -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY            9.615.2          -        -    20.886.7         -         -    30.501.9          -        -
------------------------------------------------------------------------------------------------------------------------------------
SPREAD AND NET YIELD
  Interest Rate Spread                                        12.68                            3.49                            5.35
  Cost of Funds Supporting
    Interest - Earning Assets                                  6.22                            6.26                            6.25
  Net Yield on Interest-Earning Assets                        13.82                            4.24                            6.18
====================================================================================================================================

PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES. The provision for loan losses and other receivables for the period reached Ps.1,409.4 million.

The difficult economic situation undergone by Argentina during this fiscal year caused a deterioration in the quality of the Bank's portfolio in comparison with previous fiscal years. Within this context, Banco Galicia made a notable effort to increase significantly the allowance for loan losses and the coverage of the non-accrual loan portfolio with allowances.

As of December 31, 2002, the non-accrual loan portfolio represented 12.46% of total loans and 42.82% of total loans to the private sector. This level of non-accrual loans shows the deterioration of the economic situation suffered by Argentina during the fiscal year. The several measures adopted by the government aimed at restructuring private-sector debts also had their impact on the Bank's non-accrual loan portfolio.

Due to the establishment of significant loan loss provisions in fiscal year 2002, coverage of non-accrual loan portfolio with allowances reached 104.67% at the end of the fiscal year and allowances as a percentage of total loans amounted to 13.04%. At that same date, the non-accrual portfolio with guarantees rose to 54% of total loans, thus coverage of the non-accrual loan portfolio with allowances and guarantees was 158.67%.

Loans classified as category "2.b" pursuant to the Argentine Central Bank's classification, which corresponds to a performing portfolio that is under a restructuring process, amounted to Ps.221.1 million. Coverage with allowances for loan losses of the non-accrual portfolio plus this loan portfolio reached 89.97% of total loans at the end of the fiscal year.

NET INCOME FROM SERVICES

-------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos                          DECEMBER 31,                JUNE 30,
                                                               ---------------------       ------------------
                                                                2002       2001 (1)         2001        2000
-------------------------------------------------------------------------------------------------------------
  Credit Cards                                                  279.1       310.6           514.2       406.7
  Deposit Accounts                                               91.1        92.8           178.0       171.5
  Credit Related Fees                                            29.8        17.5            35.8        40.4
  Collections                                                    10.2         9.6            20.5        23.6
  Utility Bills Collection Services                               6.9         6.8            15.1        19.7
  Foreign Trade                                                  14.0        10.9            25.3        25.8
  Insurance                                                      32.5        31.5            47.6        40.6
  Other (2)                                                      42.2        90.5           252.2       201.0
-------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                                    505.8       570.2         1,088.7       929.3
-------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                  133.1       100.4           198.1       181.5
-------------------------------------------------------------------------------------------------------------
NET INCOME FROM SERVICES                                        372.7       469.8           890.6       747.8
=============================================================================================================

(1)   Six-month period ended December 31, 2001.

(2) Includes among others, fees from investment banking activities, asset management, safety boxes and cash management.

NET INCOME FROM SERVICES. Net income from services reached Ps.372.7million during 2002. During the fiscal year, there was a significant reduction in service prices in real terms. This fact affected, mainly, those services related to credit cards, deposits accounts, credits and insurance.

CREDIT CARDS

--------------------------------------------------------------------------------------------------------------------------
                                                                              DECEMBER 31,                 JUNE 30,
                                                                        -----------------------     ----------------------
                                                                           2002         2001            2001         2000
--------------------------------------------------------------------------------------------------------------------------
VISA                                                                      423,397      597,577        576,646      579,297
--------------------------------------------------------------------------------------------------------------------------
   "Gold"                                                                  59,547       67,047         61,754       54,287
   International                                                          231,374      301,061        264,937      275,006
   Domestic                                                               130,081      225,136        246,253      246,873
   Business                                                                 2,395        4,333          3,702        3,131
--------------------------------------------------------------------------------------------------------------------------
MASTERCARD                                                                  7,971       24,179              -      128,311
--------------------------------------------------------------------------------------------------------------------------
   "Gold"                                                                   1,257        3,342              -       17,551
   Mastercard                                                               6,714       19,868              -       77,221
   Argencard                                                                    0          969              -       33,539
--------------------------------------------------------------------------------------------------------------------------
AMERICAN EXPRESS                                                           67,254      106,543         89,557            -
--------------------------------------------------------------------------------------------------------------------------
   "Gold"                                                                  25,014       33,867         28,728            -
   International                                                           42,240       72,676         60,829            -
--------------------------------------------------------------------------------------------------------------------------
REGIONAL CREDIT CARD COMPANIES (*)                                      1,097,838    1,188,739      1,147,893      944,469
--------------------------------------------------------------------------------------------------------------------------
   Visa                                                                   426,075      332,354        194,393      120,068
   Local Brands                                                           671,763      856,385        953,500      824,401
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                   1,596,460    1,917,038      1,814,096    1,652,077
--------------------------------------------------------------------------------------------------------------------------
AMOUNT OF PURCHASES (in millions of December '02 constant Ps.)            2,402,8      2,435,8(2)     5,019,4      4,506,0
==========================================================================================================================

(1) Corresponds to Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas Cuyanas S.A., Tarjetas del Mar S.A. and Tarjetas del Sur S.A. Tarjeta Naranja S.A. and Tarjetas del Sur S.A. merged in March 2001.

(2)   Six-month period ended December 31, 2001.

Income from credit cards, totaling Ps.279.1 million, included Ps.156.4 million related to the regional credit-card companies, which were managing 1,097.8 thousand cards as of December 31, 2002. Due to the recessionary process suffered by the Argentine economy, credit-card use showed a 53.4% decline compared to the previous twelve months. The number of credit cards managed by these companies decreased by 7.6%.

Excluding the regional credit-card companies, the Bank's total income from credit cards was Ps.122.7 million for fiscal year 2002. The number of other credit cards managed by the Bank reached 498,600, compared with 728,300 recorded as of December 31, 2001. The use of these cards in 2002 fell 50.7% as compared with the previous twelve months.

The Bank's total deposit accounts amounted to 1.04 million as of December 31, 2002, 52.3% lower than at the same date of the last year. This decline was mainly due to the closing of the accounts denominated in foreign currency, as a result of the regulatory changes occurred in the financial system during the year.

The lower fees in connection with insurance are mainly related to the decrease in the number of credit operations performed during the fiscal year.

Expenses from services included non-recurring expenses for US$10 million, on account of payments in connection with structured-note transactions paid off prior to maturity.

ADMINISTRATIVE EXPENSES

-------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos                           DECEMBER 31,                JUNE 30,
                                                                  ------------------        -----------------
                                                                  2002       2001(1)         2001        2000
-------------------------------------------------------------------------------------------------------------
 Salaries and Social Security Contributions                       409.4       283.3          588.0      558.3
 Property-Related Expenses                                         95.1        62.3          114.7      109.9
 Personnel Services                                                22.1        24.9           56.4       51.8
 Advertising and Publicity                                         14.1        27.4           59.6       60.3
 Amount Paid to Directors and Syndics                               2.7         6.4           54.0       80.2
 Electricity and Communications                                    41.0        36.3           69.2       76.7
 Taxes                                                             39.1        47.6           57.0       51.6
 Other                                                            232.9       179.9          317.0      338.5
-------------------------------------------------------------------------------------------------------------
TOTAL                                                             856.4       668.1        1,315.9    1,327.3
=============================================================================================================

(1)   Six-month period ended December 31, 2001.

ADMINISTRATIVE EXPENSES. Administrative expenses, net of the monetary effect, totaled Ps.835.8 million, significantly lower than the Ps.1,326.5 million recorded during the 12-month period ended December 31, 2001. During the fiscal year, Banco Galicia made good progress in streamlining its organizational structure and administrative expenses in order to adapt to a context that has radically changed; a process that mainly took place during the second half of the year. On this respect, it should be noted that the Bank reduced its network by 61 branches and that the Galicia Ahora service centers network has been totally absorbed by the branch network. Similarly, through voluntary retirement plans, the Bank's staff was reduced by 1,804 people or 30.7% of the Bank's staff as of December 31, 2001. This does not include staff from the Bank's related companies. Moreover, Banco Galicia has renegotiated all of its rental contracts and those entered into with the system's, communications and other suppliers.

Expenses related to salaries and social security contributions totaled Ps.409.4 million. This amount includes approximately Ps.131 million on account of restructuring expenses. Net of said amount, personnel expenses for the period amounted to Ps.278.4 million.

Other administrative expenses totaled Ps.426.4 million. All components of this category suffered important reductions, as a result of several actions taken by the Bank to cut these expenses down.

INCOME (LOSS) FROM EQUITY INVESTMENTS. Income (loss) from equity investments recorded a loss of Ps.39.6 million. This loss was mainly due to the losses recorded by Aguas Argentinas S.A. (Ps.25.3 million), Aguas Provinciales de Santa Fe S.A. (Ps.17.3 million) and Aguas Cordobesas S.A. (Ps.6.8 million).

MISCELLANEOUS NET INCOME (LOSS). Miscellaneous net income (loss), net of its monetary loss, showed a loss of Ps.567.6 million. This loss was, mainly, the result of the establishment of allowances for other contingencies related with the Bank's interests in non-financial companies, with the amortization of certain goodwill and with the Galtrust I Financial Trust.

INCOME TAX. The income tax charge for the fiscal year 2002 was Ps.5.8 million. This amount corresponds to the Bank's related companies.

DESCRIPTION OF CONSOLIDATED ASSETS AND LIABILITIES

ASSETS. The structure and main components of the Bank's consolidated assets as of December 31, 2002 were as follows:

ASSETS

----------------------------------------------------------------------------
In millions of December '02 constant pesos                 DECEMBER 31, 2002
----------------------------------------------------------------------------
 Cash and Due from Banks                                           536.7
 Government and Corporate Securities                             1,809.3
 Loans to the Non-Financial Public Sector                        7,568.7
 Other Loans, Net                                                1,878.2
 Compensatory Bond & Hedge Bond to be Received                   7,037.2
 Other Assets                                                    3,437.2
----------------------------------------------------------------------------
TOTAL                                                           22,267.3
============================================================================

[PIE CHART]

Compensatory Bond & Hedge Bond to be Received          31.6%
Other Assets                                           15.4%
Cash and Due from Banks                                 2.4%
Government and Corporate Securities                     8.1%
Loans to the Non-Financial Public Sector               34.0%
Other Loans, Net                                        8.4%

The percentage of each asset component has changed with respect to prior fiscal years, basically in the share of government securities and loans.

The item "Cash and Due from Banks" mainly includes cash for Ps.237.8 million, and balances of Ps.256.7 million held at the Argentine Central Bank. The cash and the balance held at the Argentine Central Bank are assets computable for meeting the Minimum Cash Requirements. The Minimum Cash Requirements as well as the "Minimum Placement Requirements" correspond to requirements set forth by the Argentine Central Bank and are explained in the "Liquidity, Interest Rate, and Currency Risks" section.

As of December 31, 2002, the item "Government Securities" amounted to Ps.1,809.3 million. Such total amount mainly includes Argentine Republic External Notes for Ps.971 million, Fiscal Credit Certificates for Ps.105.4 million, and 2012 National Government Bonds denominated in US dollars (Boden 2012) for Ps.687.5 million. This last item corresponds to the compensation granted to financial institutions provided for by the government, after the measures known as "asymmetric pesification", under the form of the Compensatory and the Hedge Bonds. (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Compensation to Financial Institutions")

Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the modifications set forth by Decree No.2167/02 for the methodology to calculate this compensation. This regulation established that financial institutions had to inform the Argentine Central Bank the compensation amount no later than December 23, 2002. Banco Galicia submitted its calculation on the Compensatory and the Hedge Bonds, which amounted to Ps.7,724.6 million. Of this total, as of December 31, 2002, those amounts effectively received were recorded as government securities. The existing difference, totaling Ps.7,037.1 million, was recognized under the caption "Other Receivables for Financial Brokerage in Foreign Currency - Compensation to be Received from the National Government" as a right to be received, when the review process by the Argentine Central Bank is completed. If the Compensatory and the Hedge Bonds not received yet are recognized within the caption "Government Securities", the percentage that this item represents of the Bank's total assets reaches 39.7%.

The following table shows the components of item "Government Securities".

GOVERNMENT AND CORPORATE SECURITIES - HOLDINGS

------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos                                                       DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES
   Pesos
     Fiscal Credit Certificate                                                                          105.4
     Other                                                                                               36.5
   Dollars (1)
     External Notes                                                                                     971.0
     Compensatory Bond                                                                                  687.5
     Other                                                                                                8.3
 TOTAL GOVERNMENT SECURITIES                                                                          1,808.7
------------------------------------------------------------------------------------------------------------------
   Listed Corporate Debt Securities                                                                       0.6
   Mutual Funds                                                                                             -
TOTAL GOVERNMENT AND CORPORATE SECURITIES                                                             1,809.3
==================================================================================================================

(1) In millions of pesos - Exchange rate: Ps.3.363 per US dollar.

As of December 31, 2002, net loans amounted to Ps.9,446.9 million, representing 42.5% of total assets, and continued being the Bank's most important asset.

It should be noted that Decree No.1387/01 dated November 1, 2001 offered the possibility to voluntarily swap the debt instruments from the national and provincial governments for "Secured Loans" (debt instruments with no quotation issued by the national government and secured by tax collection), provided always that the guarantee offered or the change of debtors allows the public sector to receive lower interest rates. The Bank decided to tender almost all of its eligible portfolio of government securities and loans made to the national and provincial public sectors in exchange for Secured Loans. As of December 31, 2002, the balance of Secured Loans resulting from that part of the swap that was actually completed amounted to Ps.6,803.6 million (principal amount plus interests, included in the item Loans to the Non-Financial Public Sector). The remaining of the loans made to the non-financial public sector comprises Ps.
765.1 million (Ps.544.4 million in principal plus Ps.220.7 million in adjustments) corresponding to assistance granted to the Fiduciary Fund for Provincial Development (Fondo Fiduciario de Desarrollo Provincial), which allocated these funds for loans to the provinces. This portfolio was not included in the portfolio eligible to be tendered in the November 2001 debt swap.

Once the Argentine currency devaluation was effective in January 2002, Decree No. 471/02 enacted on March 13, 2002, established that those obligations denominated in US dollars of the national, provincial and municipal public sectors outstanding as of February 3, 2002 would be converted into pesos at the exchange rate of Ps.1.40 per US dollar and would be adjusted by the

CER. Moreover, said Decree established that the national public sector's obligations would bear a fixed annual interest rate ranging from 3% to 5% according to their average life. Furthermore, Decree No.1,579/02 enacted on August 28, 2002 set for the provincial public-sector debt a fixed annual interest rate of 2%.

The category "Other Loans" recognizes Ps.133.6 million of loans granted to the financial public sector, and the remaining items correspond to loans to the non-financial private sector. The lower amount recorded in the category "Other Loans" within the Bank's total assets, compared to last year, is related to the pesification of the loans to the private sector at the Ps.1 per US dollar parity and to the exceptions provided for by the regulations in connection with the use of the CER (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Loans to the Private Sector and Asymmetric Indexation"). This item also reflects payments done by debtors, who had chosen to use the restructured deposits of the bank where the loans had been granted to pay off such loans (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Deposits"). Similarly, this category's lower participation in total assets was also influenced by the use of part of the Bank's loan portfolio to the restoration of the its liquidity within the framework of the Galicia Capitalization and Liquidity Plan. (See "Galicia Capitalization and Liquidity Plan")

The most significant amounts in the category "Other Assets" mainly correspond to bank premises and equipment, miscellaneous assets and intangible assets for Ps.1,016.9 million and to the Galtrust I Financial Trust for Ps.680.2 million (principal plus adjustment), resulting from the securitization of part of the Bank's loan portfolio to the provincial public sector. They also correspond to the fund jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former banks Almafuerte and Mendoza, in which restructuring Banco Galicia took part in the past years, and which amounted to Ps.242 million as of December 31, 2002.

LIABILITIES. As of December 31, 2002, the structure and main components of the Bank's consolidated liabilities were as follows:

LIABILITIES & SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------
In millions of December '02 constant pesos                    DECEMBER 31, 2002
-------------------------------------------------------------------------------
Deposits                                                            4,718.1
Argentine Central Bank- Financial Assistance for
  Transitory Liquidity Support                                      5,581.5
Others Banks and International Entities                             3,157.6
Negotiable Obligations                                              1,878.8
Advance from the Argentine Central Bank- Hedge Bond                 2,468.4
Other Liabilities                                                   2,924.6
SHAREHOLDERS' EQUITY                                                1,538.3
-------------------------------------------------------------------------------
 TOTAL                                                             22,267.3
===============================================================================

[PIE CHART]

Shareholders' Equity                                           6.9%
Deposits                                                      2.12%
Argentine Central Bank- Financial Assistance for
  Transitory Liquidity Support                                25.1%
Others Banks and International Entities                       14.2%
Negotiable Obligations                                         8.4%
Advance from Central Bank- Hedge Bond                         11.1%
Other Liabilities                                             13.1%

The structure of the Bank's liabilities has been substantially modified from that one recorded at the close of the previous fiscal year, as a consequence of the liquidity crisis faced by the financial system, in general, at the end of 2001 and during the first half of 2002, and of the economic policy's measures that were taken to address such crisis.

As of December 31, 2002, the Bank's deposits amounted to Ps.4,718.1 million, which represented 21.2% of total funds, including shareholder's equity, compared with 49.5% recorded at the close of the previous fiscal year. The decline in deposits reflects many events that occurred: the uncertainty caused by the economy crisis; the reaction of depositors to this situation, especially in the first half of the fiscal year, a period during which the illiquidity scenario begun in the last quarter of 2001 worsened; the payment of court orders (amparos); and the completion of the Canje I. In addition, dollar-denominated deposits were pesified at the Ps.1.40 per US$ 1 parity plus the adjustment by the CER, while negotiable obligations and debts with banks and international agencies were kept in foreign currency and valued at the free exchange rate. (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002"). It should also be noted that the prior fiscal years amounts included Banco Galicia Uruguay's deposits.

The expiration date of the Canje I was on July 16, 2002. The Canje I, which represented Ps.693 million for the Bank (excluding adjustments and interests), was completed on December 31, 2002, thus, as of such date, the above-mentioned amount was not part of the Bank's total deposits. At the close of the fiscal year, the so-called Canje II (pursuant to regulation set forth by Decree No.1836/02) was still opened. Through the Canje II, holders of restructured deposits that were originally denominated in foreign currency can choose to receive Boden 2013. After several extensions, the expiration date for this operation was set to be on March 12, 2003. Therefore, at this fiscal year's end, the amount of restructured deposits included in the Bank's total deposits amounted to Ps.1,322.3 million (including the adjustment by CER for Ps.382.1 million). This amount included Ps.102.9 million (with the application of the adjustment by the CER) of deposits, whose holders had chosen to receive bonds instead, given that the Canje II was still opened.

The following table provides a breakdown of the Bank's deposits as of December 31, 2002, by contractual maturity date and currency of denomination.

CONTRACTUAL MATURITY OF DEPOSITS AS OF DECEMBER 31, 2002 (1)

-------------------------------------------------------------------------------------------------------------
                                                      PESO DENOMINATED      DOLLAR DENOMINATED          TOTAL
                                                      -------------------------------------------------------
   In millions of December '02 constant pesos          AMOUNT    %         AMOUNT     %        AMOUNT     %
-------------------------------------------------------------------------------------------------------------
Current Accounts and Other Demand Deposits              707.4   25.2          33.4    2.2        740.8   17.2
Savings Accounts                                        340.8   12.2           1.9    0.1        342.7    7.9
Time Deposits                                           756.3   27.0       1,437.4   95.1      2,193.7   50.8
   Maturing within 29 days                              361.6   12.9         242.7   16.1        604.3   14.0
   Maturing after 30 days but within 89 days            352.2   12.6          42.1    2.8        394.3    9.1
   Maturing after 90 days but within 179 days            35.7    1.3          23.1    1.5         58.8    1.4
   Maturing after 180 days                                6.8    0.2       1,129.5   74.7      1,136.3   26.3
   Restructured Deposits (Cedros)                       940.2   33.5             -      -        940.2   21.8
Other Deposits                                           59.3    2.1          40.0    2.6         99.3    2.3
   Maturing within 29 days                               58.9    2.1          40.0    2.6         98.9    2.3
   Maturing after 30 days but within 89 days                -      -             -      -            -      -
   Maturing after 90 days but within 179 days               -      -             -      -            -      -
   Maturing after 180 days                                0.4      -             -      -          0.4      -
-------------------------------------------------------------------------------------------------------------
TOTAL                                                 2,804.0  100.0       1,512.7  100.0      4,316.7  100.0
=============================================================================================================

(1) Only principal.

The preceding table shows that the highest concentration of time deposits, excluding restructured deposits, is in the "up-to-30 days" category. It is important to mention that until March 2002, the minimum term effective for deposit taking was 30 days. From that moment onwards, the Argentine Central Bank authorized the raising of time deposits up to a term of 7 days, to the extent that they were set up in cash or by means of transfers made from abroad; and up to a term of 14 days if they were set up with funds from the "corralito" accounts. Similarly, it should be noted that, although dollar-denominated deposits represented 35% of total deposits, 91.2% (Ps.1,379 million) of these deposits corresponded to deposits raised by the Bank's Cayman Branch.

As described before, as a consequence of the political, economic and financial situation that caused the liquidity crisis which affected Banco Galicia as from the last months of 2001 and during the first months of 2002, the Bank had to request the financial assistance of the Argentine Central Bank in order to address liquidity shortages. To that end, the Bank gave the new instruments created by the public-debt swap ruled by Decree No.1387/01 (Secured Loans) as guarantees. The Bank's requests for financial assistance to the Argentine Central Bank comprised the period of December 2001 to May 2002; until the approval of the Galicia Capitalization and Liquidity Plan on May 3, 2002, submitted by the Bank. At the close of the fiscal year, the financial assistance granted by the Argentine Central Bank amounted to Ps.5,581 million (including adjustments and interest). This amount does not include Ps.792.1 million, which correspond to the financial assistance provided by the former Bank Liquidity Fund, which was paid off with financial assistance received from the Argentine Central Bank. This financial assistance maintains the original contractual conditions which include the application of the CER adjustment. (See "Galicia Capitalization and Liquidity Plan--Liquidity"). As of December 31, 2002, the remaining of the financial assistance from the Argentine Central Bank for to temporary liquidity shortages accrued an interest rate equivalent to 80% of the 4/5 parts of the interest rate of the 30-day LEBAC or of the minimum term LEBAC auctioned.

It should also be noted that, due to the emergency situation suffered by the Argentine economy and the financial system in particular, which implied difficulties to access credit lines both in local and foreign markets, the Bank's financial capacity to meet its obligations was affected. Thus, with the exception of the negotiable obligations arising from the New York Branch's debt restructuring amounting to Ps.389.4 million, the remaining negotiable obligations as well as those obligations with banks and international entities are under a restructuring process, with the negotiations with foreign creditors currently being carried out within the framework of the Galicia Capitalization and Liquidity Plan.

Total amount of negotiable obligations includes regional credit-card companies' commitments for Ps.128 million. These companies have also started a different renegotiation process according to the different issuances and with different status of progress at the close of this fiscal year. Such amount corresponds to debt's balances which have not been exchanged yet.

The percentage of total liabilities (including shareholders' equity) represented by negotiable obligations and liabilities with banks and international entities increased in comparison with the previous fiscal year and also compared with the corresponding percentage of deposits, since the latter were pesified at the parity of Ps.1.4 per US dollar, while foreign debts are valued at the free exchange-rate system.

DEBT SECURITIES OUTSTANDING

---------------------------------------------------------------------------------------------------------------------
                                                                           MATURITY         ANNUAL      BALANCE AS OF
In millions of December '02 constant pesos, except rates     CURRENCY        DATE        INTEREST RATE  DEC. 31, 2002
---------------------------------------------------------------------------------------------------------------------
    Tarjetas del Mar                                              Pesos    Mar-05-02         14.92            20.8
    Tarjeta Naranja                                       Pesos/Dollars    Mar-05-02         16.46            99.2
    Tarjetas Cuyanas                                            Dollars    Jan-23-02         15.96             7.5
    Tarjeta Comfiar                                               Pesos    Jan-15-02         16.22             0.5
    Banco Galicia- 6th Series, 3rd Class (FRN- Eurobonds
      Global Progr. )                                           Dollars    Aug-01-02          5.48           504.5
    Banco Galicia- 7th Series (Yankee Bond)                     Dollars    Nov-01-03          9.00           672.0
    Banco Galicia- 4th Series (FRN) Global Program              Dollars    Dec-20-05          4.00           149.0
    Banco Galicia- 5th Series (FRN) Global Program              Dollars    Dec-20-05          4.00            35.8
    Banco Galicia- 6th Class Global Program                     Dollars    Aug-03-07          7.88           244.3
    Banco Galicia- 7th Class (FRN) Global Program               Dollars    Aug-03-07          5.95           145.2
---------------------------------------------------------------------------------------------------------------------
       TOTAL                                                                                               1,878.8
=====================================================================================================================

The caption "Advance from the Argentine Central Bank - Hedge Bond" stated in the Table "Liabilities" represents the advance to be requested to the Argentine Central Bank for the subscription of the Hedge Bond for Ps.2,468.4 million (including interests and the adjustment by the CER). It should be noted that, with respect to such Bond's subscription, Banco Galicia can choose to exchange it for Secured Loans, pursuant to regulations set forth by Decree No.1836/02. This was still pending at the close of the fiscal year. (See "The Argentine Economy and Financial System-Main Regulatory Changes in 2002-Compensation to Financial Institutions")

The item "Other Liabilities" mainly includes allowances for Ps.1,216 million (of which Ps.890.3 million corresponds to the allowance established to cover the entire estimated negative shareholders' equity as of December 31, 2002 of the Bank's foreign subsidiaries) and obligations assumed within the framework of the Galicia Capitalization and Liquidity Plan, with the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies for the amount of Ps.132 million and with Seguros de Depositos S.A. (Sedesa) for Ps.217.4 million. (See "Galicia Capitalization and Liquidity Plan")

RISK MANAGEMENT

As part of the changes made in the Bank's organizational structure during the fiscal year, the Risk Management Division now reports to the Bank's Chief Executive Officer.

During this period, in order to achieve an integral approach to risk management, this Division's structure was strengthened by the incorporation of sectors specializing in credit risk and in the financial risks, which were added to the existing structure and the sector specialized in operational risk.

Based on the changes described above, this Division's mission is to assure that the Bank's executive authorities are fully aware of all the risks to which Banco Galicia might be exposed, and to design and provide the necessary policies to achieve a proper global risk management. Therefore, the Risk Management Division participates in several Board of Directors' Committees, and specifically, in some of the processes carried out, with the purpose of verifying compliance with the established policies.

Given the changes occurred during the fiscal year in the economy and in the regulatory environment applicable to the financial activity and their intensity, Banco Galicia is currently under the process of adjusting its risk management policy to the new scenario, which was characterized by a great level of uncertainty and instability during the period.

As regards the operational risks, this Division's purpose is to minimize them through the implementation of a program to manage all operational risks throughout the whole organization, thus enabling the Bank to identify, quantify and track these risks. At present, this Division is in the process of assessing and following-up the operational risks assumed by the Bank in the provision of the different products and services, from the following aspects, among others: legal, regulatory, customer-service, fraud protection, and systems. Similarly, control procedures and measurement methodologies are being reviewed, as well as the different types of risk analyses and reports that are prepared by each of the units responsible for the management of each of the Bank's specific risks.

CREDIT RISK

The Bank's credit approval and credit risk analysis is a centralized process based on the concept of "opposition of interests." This is achieved through the existing division between the credit and the origination functions in both of the Bank's business groups, thus enabling the Bank to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring by borrower, as well as monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of the Bank's assets.

As a result of the reorganization of the Bank's organizational structure achieved during the fiscal year, the Retail Credit Department no longer reports to the Credit Division, which was dissolved. Now, it reports to the Retail Business Group, thus resulting in greater integration with that business.

The Retail Credit Department's function consists of defining and approving credit policies for the retail banking business, jointly with the origination sectors and the Risk Management Division. With respect to the recovery of the past-due portfolio it performs the monitoring of individual past-due loans, both in their early and advanced stages. The Department carries out collection procedures throughout Argentina, either directly or through third parties. As described further on, classification of the retail loan portfolio is based on the borrower's payment performance, pursuant to the rules set forth by the Argentine Central Bank.

The Departments in charge of the management of the commercial loan portfolio risk now report to the Corporate Banking Division. This Division monitors the credit risk of the commercial loan portfolio on a borrower-by-borrower basis and carries out the related procedures. It also classifies the commercial loan portfolio, defines loan-loss provisioning, and is also responsible for its recovery.

The Internal Audit Division is in charge of overseeing the classification of the loan portfolio, in accordance with regulations established by the Argentine Central Bank, set forth in Communiques "A" 2216 and "A" 2729, and supplementary ones.

The Corporate Banking Division's organizational structure is based on areas of specialization with the overall objective of optimizing the monitoring and control of credit risk. Said organization consists of the following departments:
Corporate Recovery, Corporate Credit, Corporate Restructuring and Corporate Commercial.

The primary responsibility of the Corporate Credit Department is to approve loans to corporate customers whose credit limit does not exceed Ps.3.5 million. The overall objective is to maintain high credit-quality standards in keeping with the Bank's policies and procedures. Similarly, prior to presentations to the credit committees of corporate borrowers whose credit limit exceeds Ps.3.5 million, the department prepares analyses and reports that assess the credit risk involved. Moreover, this Department classifies the performing and non-performing commercial portfolios, in accordance with the regulations set by the Argentine Central Bank and with the Bank's own internal policies. It also coordinates the Corporate Division's relations with the Argentine Central Bank, the independent auditors, and the rating agencies. Moreover, it reviews all those businesses whose total credit exceed Ps.1 million, in accordance with a review schedule determined by the level of credit risk.

The Corporate Recovery Department is responsible for monitoring and controlling past-due commercial portfolios and for recovery of the entire commercial portfolio. It establishes procedures, acts proactively, and designs action plans on a case-by-case basis to recover any amounts that exceed the credit limits that are assigned to the different corporate customers. This department also oversees recovery of problem loans in the corporate portfolio, managing them efficiently and working to regularize the status of those customers that are most attractive to the Bank. Furthermore, this department manages problem loans for which recovery is being settled through litigation or out of court. This department also manages and oversees lawsuits carried out in various jurisdictions by outside law firms hired to handle these matters.

The Bank's Problem Loans Committee, which consists of the Manager of the Corporate Banking Division and the managers of departments within the Division, works to strengthen credit-risk management and monitoring of the loan portfolio. The committee operates on a proactive basis, anticipating problems and analyzing various strategies for handling corporate customers who show signs of credit impairment.

All credit authorizations require at least two signatures, based on the approval authority levels in effect. Credit approval is structured in six levels numbered 6 to 1, from the lowest level of debt to the highest. At level 1.B (amounts between Ps.3.5 million and Ps. 15 million) decisions are taken at the Senior Committee, and they require the signatures of a member of the Board of Directors, the Manager of the Corporate Banking Division, and the Risk Management Manager. For level 1.A

(Board of Directors Committee), the loan must be signed by two members of the Board of Directors, the Manager of the Corporate Banking Division, and the Risk Management Manager. For loans over Ps.3.5 million, the opinion of the Risk Management Division is incorporated.

The Bank's information systems used provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statements projections, and generate automatic warnings about situations that may indicate an increase in risk.

For consumer loan approval, the Bank uses computerized credit-scoring systems. For recovery of consumer loans, the Bank uses a follow-up system based on automated telephone calls.

MAIN REGULATIONS OF THE ARGENTINE CENTRAL BANK. Independent of the internal policies and procedures designed to minimize credit risk, the Bank is subject to the current regulations of the Argentine Central Bank, as summarized below.

These regulations call for periodic portfolio evaluation. The frequency depends on the amount involved, but the entire portfolio must be reviewed at least once a year. For amounts greater than Ps.1 million, or 1% of the Bank's regulatory capital, evaluations must be made every six months, and once every three months for exposures equal or greater than 5% of regulatory capital.

For classification purposes, Argentine Central Bank regulations divide the portfolio into consumer loans and commercial loans. Classification of the consumer-loan portfolio is based on a monthly review of borrowers' loan payments. Classification of the commercial-loan portfolio is based on evaluation of the borrowers' repayment capacity. The classification of the Bank's portfolio is presented in the table "Classification of the Loan Portfolio" in this section.

The Bank's consumer-loan portfolio is classified as follows:

1. Normal Performance: Prompt payment or late payments not exceeding 31 days.

2. Inadequate Performance: Occasional late payments, with payments later than 31 days and up to 90 days.

3. Deficient Performance: Some inability to make payments, with payments later than 90 days and up to 180 days.

4. Difficult Collection: In litigation or with payments later than 180 days and up to one year.

5. Uncollectible: Insolvent, in litigation or bankruptcy, with little or no possibility of collection or with payments later than one year.

6. Uncollectible due to Technical Reasons: Loans to borrowers indicated by the Argentine Central Bank to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked.

The Bank's commercial-loan portfolio is classified as follows:

1. Normal: Borrower is fully capable of meeting all financial commitments.

2. With Special Follow-up: Existence of conditions that could compromise the borrower's future repayment capacity. It is divided into two subcategories:

   (2.a). Under observation and

   (2.b). Under negotiation or with refinancing agreements.

3. With Problems: Borrower is unable to meet commitments in a normal manner.

4. High Risk of Insolvency: Borrower is highly unlikely to be able to meet commitments.

5. Uncollectible: Loans that are deemed uncollectible at the time of analysis.

6. Uncollectible due to Technical Reasons: Same as for consumer loans.

Minimum allowances for loan losses are required for the different categories in which loans are classified. The rates vary by classification and by whether the loans are secured. The allowances are set forth as follows:

MINIMUM ALLOWANCES FOR LOAN LOSSES

---------------------------------------------------------------------------------------
                    CATEGORY                               SECURED            UNSECURED
---------------------------------------------------------------------------------------
1. Normal/Normal Performance                                  1%                  1%
---------------------------------------------------------------------------------------
2. With Special Follow-up / Inadequate Performance
---------------------------------------------------------------------------------------
  a) Under Observation / Inadequate Performance               3%                  5%
---------------------------------------------------------------------------------------
  b) Under Negotiation or Agreements to Refinance             6%                 12%
---------------------------------------------------------------------------------------
3. With Problems/ Deficient Performance                      12%                 25%
---------------------------------------------------------------------------------------
4. High Risk of Insolvency/ Difficult Collection             25%                 50%
---------------------------------------------------------------------------------------
5. Uncollectible                                             50%                100%
---------------------------------------------------------------------------------------
6. Uncollectible due to Technical Reasons                   100%                100%
=======================================================================================

The percentages apply to total customer obligations, both principal and interest. Groups of related companies are deemed to be a single customer, and the Bank's total exposure to one customer must be classified in the highest risk category applicable to any member of a group.

The allowance for loan losses on the performing portfolio is unallocated, while the allowances for the other classifications are individually allocated. The regulations suspend accrual of interest or establish allowances equivalent to 100% of the interest corresponding to customers classified as "With Problems", "Deficient Performance," or lower.

LOAN PORTFOLIO. The Bank's loan portfolio before the allowance for loan losses totaled Ps.10,863.9 million as of the close of the fiscal year. It should be noted that the portfolio of the regional credit card companies indirectly controlled by the Bank is included.

COMPOSITION OF THE LOAN PORTFOLIO

------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos         DECEMBER 31,                     JUNE 30,
                                                ------------------   ---------------------------------------
                                                  2002      2001       2001      2000       1999      1998
------------------------------------------------------------------------------------------------------------
PRINCIPAL AND INTEREST
  Nonfinancial Public Sector                     7,568.7   8,594.8    5,761.0   5,469.1    4,210.7   2,616.9
  Local Financial Sector                           133.6     189.2      826.6     789.0      931.7     761.5
  Nonfinancial Private Sector and Residents
    Abroad (1)
    Advances                                       211.8     804.1    1,064.2   1,727.7    1,492.4   1,755.0
    Notes                                          918.9   3,855.3    4,839.6   5,362.1    4,725.6   4,176.4
    Mortgage Loans                                 756.6   3,269.7    3,590.7   2,966.0    2,756.7   2,720.5
    Pledge Loans                                    59.8     834.6      778.7     851.1      897.1   1,261.1
    Personal Loans                                 118.9     578.3      705.1     721.7      668.2     605.1
    Credit Card Loans                              579.1   1,859.1    1,830.1   1,432.5    1,220.2     604.6
    Placements in Correspondent Banks                9.6     374.2    1,293.4   1,218.9    1,665.2   1,875.3
    Other Loans                                    158.9     194.2      162.4     177.2      260.6     550.7
Accrued Interest and Quotation Differences
Receivable                                         358.7     388.7      320.7     310.8      287.5     261.5
Documented Interest                                (10.7)    (54.6)     (88.3)    (80.6)     (79.3)    (74.5)
------------------------------------------------------------------------------------------------------------
TOTAL                                           10,863.9  20,887.6   21,084.2  20,945.5   19,036.6  17,114.1
------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses                       (1,417.0) (1,041.2)    (667.8)   (571.9)    (586.1)   (474.0)
------------------------------------------------------------------------------------------------------------
TOTAL                                            9,446.9  19,846.4   20,416.4  20,373.6   18,450.5  16,640.1
------------------------------------------------------------------------------------------------------------
Loans with Guarantees

  With Preferred Guarantees (2)                  8,921.6  13,274.1    8,859.6   9,049.4    8,445.6   6,828.3
  Other Guarantees                                 251.5   1,675.2    2,454.6   1,991.1    2,093.1   2,084.8
------------------------------------------------------------------------------------------------------------
TOTAL                                            9,173.1  14,949.3   11,314.2  11,040.5   10,538.7   8,913.1
============================================================================================================

(1) Categories of loans above include:

     - Advances: short-term obligations drawn on by customers through overdrafts. Also, prefinancing of exporters and other customers in connection with documents evidencing the future receipt of cash.

     - Notes: endorsed promissory notes, negotiable obligations and other promises to pay signed by one borrower or group of borrowers, and factored loans.

     - Mortgage loans: loans granted to purchase or improve real estate and are collateralized by such real estate and commercial loans secured by a real estate mortgage.

     - Pledge loans: loans where collateral (other than real estate) is an integral part of the loan documents.

     - Personal loans: loans to individuals.

     - Credit card loans: loans granted through credit cards.

     - Placements in correspondent banks: short-term loans to other banks and short-term loans from Banco Galicia Uruguay S.A. to major international banks outside of Uruguay.

     - Other loans: loans not included in other categories.

(2) Preferred guarantees includes mortgages on real estate property or pledges on movable property, such as cars or machinery, where the Bank has the priority right, endorsements of the Federal Office of the Secretary of Finance, pledges of Argentine government securities, or gold or cash collateral.

By type of borrower, of total loans amounting to Ps.10,863.9 million, Ps.7,702 million represented exposure to public-sector loans at the close of the fiscal year. This figure includes Ps.7,568.7 million of loans granted to the national and provincial governments, and Ps.133.6 million of loans to the financial public sector. This exposure represented 70.9% of the Bank's total loan portfolio. The increase shown in the loans to the public sector when compared to that one recorded in the previous fiscal year, is mainly due to the decline shown by the private-sector loan portfolio, which amounted to Ps.3,161.6 million at the close of the fiscal year. It should also be noted that this portfolio, in addition to having received important payments during the fiscal year, was pesified at the Ps.1 per US$ 1 exchange rate, while the loan portfolio to the public sector was pesified at the exchange rate of Ps.1.4 per US$ 1 exchange rate. Moreover, the decline recorded in the private-sector loan portfolio was also affected by the portfolio securitization or sale carried out in connection with the Galicia Capitalization and Liquidity Plan. (See "Galicia Capitalization and Liquidity Plan")

By economic sector, the most significant sector was "Services", with 75.4% of total loans. This category includes loans granted to the non-financial public sector. Other significant categories were loans to consumers, to the manufacturing industry and to the agriculture and livestock sector, which represented 9.7%, 5.2% and 3.6% of total loans, respectively.

LOANS BY TYPE OF BORROWER

---------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
    except percentages                                   DECEMBER 31,                          JUNE 30,
                                             ----------------------------------  ------------------------------------
                                               2002      %       2001      %       2001      %        2000       %
---------------------------------------------------------------------------------------------------------------------
  Corporate                                   1,154.5   10.63   2,705.0   12.95   3,371.0   15.99    4,443.8    21.22
  Middle-Market Companies                       769.0    7.08   3,102.8   14.85   3,838.9   18.21    3,901.4    18.62
Commercial Loans                              1,923.5   17.71   5,807.8   27.80   7,209.9   34.20    8,345.2    39.84
---------------------------------------------------------------------------------------------------------------------
Individuals                                   1,021.5    9.40   4,427.4   21.20   4,790.2   22.72    4,089.7    19.53
Financial Sector (1)                            134.0    1.23     652.9    3.13   2,165.9   10.27    1,983.0     9.47
Nonfinancial Public Sector                    7,568.7   69.67   8,594.8   41.15   5,761.0   27.32    5,469.1    26.11
Other Loans                                     216.2    1.99   1,404.7    6.72   1,157.2    5.49    1,058.5     5.05
---------------------------------------------------------------------------------------------------------------------
TOTAL (2)                                    10,863.9  100.00  20,887.6  100.00  21,084.2  100.00   20,945.5   100.00
=====================================================================================================================

(1)  Includes local and international financial sectors.

(2) Before the allowance for loan losses.

LOANS BY ECONOMIC ACTIVITY

---------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
 except percentages                                      DECEMBER 31,                          JUNE 30,
                                             ----------------------------------  ------------------------------------
                                               2002      %       2001      %       2001      %        2000       %
---------------------------------------------------------------------------------------------------------------------
Financial Sector (1)                            134.0    1.23     652.9    3.13   2,165.9   10.27    1,983.0     9.47
---------------------------------------------------------------------------------------------------------------------
Services
 Nonfinancial Public Sector                   7,568.7   69.67   8,594.8   41.15   5,761.0   27.32    5,469.1    26.11
 Communication, Transportation, Health and      253.3    2.33     589.4    2.82     680.0    3.23      825.5     3.94
 Others
Electricity, Gas, Water Supply and Sewage
    Services                                     18.4    0.17     341.4    1.63     463.8    2.20      587.8     2.81
Other Financial Services                        355.7    3.27     395.8    1.90     621.8    2.95      654.5     3.12
---------------------------------------------------------------------------------------------------------------------
Total                                         8,196.1   75.44   9,921.4   47.50   7,526.6   35.70    7,536.9    35.98
---------------------------------------------------------------------------------------------------------------------
Primary Products
  Agriculture and Livestock                     386.3    3.56   1,358.3    6.50   1,473.6    6.99    1,468.6     7.01
  Fishing, Forestry, and Mining                  33.9    0.31      93.9    0.45     125.2    0.59      299.7     1.43
---------------------------------------------------------------------------------------------------------------------
Total                                           420.2    3.87   1,452.2    6.95   1,598.8    7.58    1,768.3     8.44
---------------------------------------------------------------------------------------------------------------------
Consumer                                      1,054.5    9.71   4,427.4   21.20   4,790.2   22.72    4,082.5    19.49
Retail Trade                                    156.4    1.44     627.8    3.01     813.3    3.86      986.9     4.71
Wholesale Trade                                  58.9    0.54     244.9    1.17     351.7    1.67      395.2     1.89
Construction                                    267.4    2.46     907.4    4.34   1,019.3    4.83    1,054.9     5.04
Manufacturing
  Foodstuffs                                    186.8    1.71     480.6    2.30     596.8    2.83      851.7     4.07
  Transportation Materials                       21.4    0.20      91.5    0.44     184.8    0.88      201.2     0.96
  Chemicals and Oil                              68.2    0.63     283.8    1.36     334.4    1.59      380.5     1.82
  Other                                         291.9    2.69     790.5    3.78     874.4    4.15    1,039.6     4.96
---------------------------------------------------------------------------------------------------------------------
Total                                           568.3    5.23   1,646.4    7.88   1,990.4    9.45    2,473.0    11.81
---------------------------------------------------------------------------------------------------------------------
Other Loans                                       8.1    0.08   1,007.2    4.82     828.0    3.92      664.8     3.17
---------------------------------------------------------------------------------------------------------------------
TOTAL (2)                                    10,863.9  100.00  20,887.6  100.00  21,084.2  100.00   20,945.5   100.00
=====================================================================================================================

(1) Includes local and international financial sectors.

(2) Before the allowance for loan losses.

LOAN PORTFOLIO QUALITY. The severe economic crisis undergone by Argentina during the fiscal year had as a direct consequence the deterioration of the Bank's loan portfolio quality as compared to that of prior fiscal years. However, it should be noted the significant effort made by the Bank to increase its allowances for loan losses and the coverage of the non-accrual loan portfolio with allowances for loan losses during the fiscal year.

As of December 31, 2002, the non-accrual portfolio as a percentage of total loans was 12.46%. As mentioned before, this high level of non-accrual loans reflects both the deterioration of Argentina's economic situation during the fiscal year and the measures adopted by the government aimed at restructuring private-sector debts. With respect to the private-sector loan portfolio, the non-accrual loan portfolio represented 42.82% at the close of the fiscal year.

Due to the significant allowances set up in fiscal year 2002, coverage of non-accrual loan portfolio with allowances reached 104.67% at the end of the fiscal year and allowances as a percentage of total loans amounted to 13.04%. At that same date, the non-accrual portfolio with guarantees amounted to 54% of total loans. Thus, the combined coverage of the non-accrual loan portfolio with allowances and guarantees was 158.67%.

Loans classified as category "2.b" pursuant to the Argentine Central Bank's classification, which correspond to loans under a restructuring process but that do not constitute non-performing portfolios, amounted to Ps.221.1 million. Coverage with allowances for loan losses of the non-accrual portfolio plus this loan portfolio was 89.97% of total loans at the end of the fiscal year.

In the table below, the non-accrual portfolio is defined as the sum of loans classified in the last four categories of the Argentine Central Bank classification system, both for the commercial portfolio and the consumer portfolio.

CLASSIFICATION OF THE LOAN PORTFOLIO

-------------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant
          pesos                                              DECEMBER 31,                                  JUNE 30,
                                      -----------------------------------------------------------  ----------------------------
                                                    2002                          2001                         2001
                                      -----------------------------------------------------------------------------------------
                                       AMOUNTS                       AMOUNTS                       AMOUNTS
                                         NOT     AMOUNTS               NOT     AMOUNTS               NOT     AMOUNTS
                                       YET DUE   PAST DUE   TOTAL    YET DUE   PAST DUE    TOTAL   YET DUE   PAST DUE   TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Normal / Normal Performance             9,098.5         -   9,098.5  19,120.4         -  19,120.4  19,822.0         -  19,822.0
With Special Follow-up / Inadequate
  Performance                             411.6         -     411.6     358.9         -     358.9     338.4         -     338.4
With Problems / Deficient
  Performance                             226.2     462.3     688.5     197.1     156.1     353.2      55.3     108.3     163.6
High Risk of Insolvency / Difficult
  Collection                               51.9     422.9     474.8     174.3     619.3     793.6      53.7     485.4     539.1
Uncollectible                                 -     175.9     175.9         -     215.6     215.6         -     196.6     196.6
Uncollectible due to Technical
  Reasons                                     -      14.6      14.6         -      45.9      45.9         -      24.5      24.5
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LOAN PORTFOLIO (1)                9,788.2   1,075.7  10,863.9  19,850.7   1,036.9  20,887.6  20,269.4     814.8  21,084.2
-------------------------------------------------------------------------------------------------------------------------------
NON-ACCRUAL LOANS (2)                     278.1   1,075.7   1,353.8     371.4   1,036.9   1,408.3     109.0     814.8     923.8
===============================================================================================================================


                                                                               JUNE 30.
                                      -----------------------------------------------------------------------------------------
                                                   2000                          1999                          1998
                                      -----------------------------------------------------------------------------------------
                                      AMOUNTS                        AMOUNTS                       AMOUNTS
                                        NOT      AMOUNTS               NOT     AMOUNTS               NOT     AMOUNTS
                                      YET DUE    PAST DUE   TOTAL    YET DUE   PAST DUE   TOTAL    YET DUE   PAST DUE   TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Normal / Normal Performance            19,765.8         -  19,765.8  17,813.9         -  17,813.9  16,155.3         -  16,155.3
With Special Follow-up / Inadequate
  Performance                             351.7         -     351.7     363.7         -     363.7     261.3         -     261.3
With Problems / Deficient
  Performance                              69.5      88.3     157.8     103.6     106.4     210.0      62.3      33.9      96.1
High Risk of Insolvency / Difficult
  Collection                               45.7     395.8     441.5      57.0     385.6     442.6      69.2     468.1     537.4
Uncollectible                                 -     227.6     227.6         -     204.2     204.2         -      62.7      62.7
Uncollectible due to Technical
  Reasons                                     -       1.1       1.1         -       2.2       2.2         -       1.3       1.3
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LOAN PORTFOLIO (1)               20,232.7     712.8  20,945.5  18,338.2     698.4  19,036.6  16,548.1     566.0  17,114.1
-------------------------------------------------------------------------------------------------------------------------------
NON-ACCRUAL LOANS (2)                     115.2     712.8     828.0     160.6     698.4     859.0     131.5     566.0     697.5
===============================================================================================================================

(1) Before the allowance for loan losses.

(2) Non-accrual loans is defined as those loans classified in the last four categories.

LOAN PORTFOLIO QUALITY

-------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
            except ratios                                        DECEMBER 31,                      JUNE 30,
                                                             ------------------  ----------------------------------------
                                                              2002      2001       2001       2000      1999      1998
-------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS (1)                                              10,863.9  20,887.6    21,084.2  20,945.5  19,036.6  17,114.1
-------------------------------------------------------------------------------------------------------------------------
Non-Accrual Loans
  With Preferred Guarantees                                     561.3     573.4       375.1     380.5     352.6     327.9
  With Other Guarantees                                         169.7     196.8        33.0      65.3      81.4      99.8
  Without Guarantees                                            622.8     638.1       515.7     382.2     425.0     269.8
-------------------------------------------------------------------------------------------------------------------------
TOTAL NON-ACCRUAL LOANS                                       1,353.8   1,408.3       923.8     828.0     859.0     697.5
-------------------------------------------------------------------------------------------------------------------------
Past Due Loan Portfolio
  Nonfinancial Public Sector                                        -         -           -         -         -         -
  Local Financial Sector                                            -         -           -         -         -         -
  Nonfinancial Private Sector and Residents Abroad
    Advances                                                     64.3      79.1        67.7      73.0      54.4      91.5
    Promissory Notes                                            598.3     304.9       173.7     136.5     119.3     140.9
    Mortgage Loans                                              215.3     310.8       215.2     188.1     192.7     215.8
    Pledge Loans                                                 35.4      73.4        76.9      89.6      66.8      51.1
    Consumer Loans                                               58.1      93.7        92.6      75.6      52.9      38.2
    Credit Card Loans                                            99.4     173.0       188.3     149.0     206.2      23.2
    Placements with Correspondent Banks                             -         -           -         -         -         -
    Other                                                         4.9       2.0         0.4       1.0       6.1       5.3
-------------------------------------------------------------------------------------------------------------------------
TOTAL PAST DUE LOANS                                          1,075.7   1,036.9       814.8     712.8     698.4     566.0
-------------------------------------------------------------------------------------------------------------------------
 Past Due Loans
  With Preferred Guarantees                                     434.4     384.9       290.7     306.0     254.7     254.5
  With Other Guarantees                                         123.0      75.5        31.7      62.8      79.1      57.5
  Without Guarantees                                            518.3     576.5       492.4     344.0     364.6     254.0
-------------------------------------------------------------------------------------------------------------------------
TOTAL PAST DUE LOANS                                          1,075.7   1,036.9       814.8     712.8     698.4     566.0
-------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES                                     1,417.0   1,041.2       667.8     571.9     586.1     474.0
-------------------------------------------------------------------------------------------------------------------------
RATIOS (%)
 Past Due Loans as a Percentage of Total Loans                   9.90      4.96        3.86      3.40      3.67      3.31
 Past Due Loans with Preferred Guarantees as a Percentage
   of Total Loans                                                4.00      1.84        1.38      1.46      1.34      1.49
 Past Due Loans with Other Guarantees as a Percentage of
   Total Loans                                                   1.13      0.36        0.15      0.30      0.42      0.34
 Past Due Unsecured Amounts as a Percentage of Total Loans       4.77      2.76        2.35      1.64      1.91      1.48
 Non-Accrual Loans as a Percentage of Total Loans               12.46      6.74        4.38      3.95      4.51      4.08
 Non-Accrual Loans as a Percentage of Total Loans
   (Excluding Interbank Loans)                                  12.47      6.87        4.77      4.23      4.97      4.60
 Allowance for Loan Losses as a Percentage of Total Loans       13.04      4.99        3.17      2.73      3.08      2.77
 Allowance for Loan Losses as a Percentage of Total Loans
   (Excluding Interbank Loans)                                  13.05      5.08        3.45      2.92      3.39      3.13
 Allowance for Loan Losses as a Percentage of Non-Accrual
   Loans                                                       104.67     73.93       72.29     69.07     68.23     67.96
 Non-Accrual Loans with Guarantees as a Percentage of
   Non-Accrual Loans                                            54.00     54.69       44.18     53.84     50.52     61.32
   Non-Accrual Loans as a Percentage of Past Due Loans         125.85    135.82      113.38    116.16    123.00    123.23
=========================================================================================================================

(1) Before the allowance for loan losses.

The total provisions for loan losses charged against income was Ps.1.376 million for the fiscal year. Ps.281.1 million were charged off against the allowance for loan losses, while net direct charges were Ps.17.1 million. The net charge to the income statement amounted to Ps.1,358.9 million, representing 10.35% of the average loan balance for the fiscal year.

As of December 31, 2002, the loan loss allowance amounted to Ps.1,417 million.

ANALYSIS OF LOAN LOSS EXPERIENCE

-------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
            except ratios                                      DECEMBER 31,                      JUNE 30,
                                                          --------------------  -----------------------------------------
                                                            2002       2001       2001       2000       1999       1998
-------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS, AVERAGE (1)                                  13,135.4   19,772.1   19,696.4   18,094.9   16,422.7   15,071.0
-------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES AT THE BEGINNING OF THE PERIOD   1,000.6      667.8      571.9      586.1      540.4      477.1
-------------------------------------------------------------------------------------------------------------------------
Changes in the Allowance for Loan Losses
  Provisions Charged to Income                             1,376.0      650.3      542.0      526.0      446.7      153.7
  Prior Allowances Reversed                                    0.0        0.0       (4.8)      (3.5)      (0.2)      (2.8)
  Charge Offs (A)                                           (281.1)    (276.9)    (441.3)    (536.7)    (400.8)    (154.0)
  Inflation Effect                                          (678.5)       0.0        0.0        0.0        0.0
ALLOWANCE FOR LOAN LOSSES AT PERIOD-END                    1,417.0    1,041.2      667.8      571.9      586.1      474.0
-------------------------------------------------------------------------------------------------------------------------
CHARGE TO THE INCOME STATEMENT
  Provisions Charged to Income                             1,376.0      650.3      542.0      526.0      446.7      153.7
  Direct Charge Offs, Net of Recoveries (B)                  (17.1)     (18.8)     (22.1)     (29.3)       0.7       (1.4)
  Recoveries of Provisions                                     0.0        0.0       (4.8)      (3.5)      (0.2)      (2.8)
-------------------------------------------------------------------------------------------------------------------------
NET CHARGE TO THE INCOME STATEMENT                         1,358.9      631.5      515.1      493.2      447.2      149.5
-------------------------------------------------------------------------------------------------------------------------
RATIOS (%)
  Charge Offs (-A+B) to Average Loans                         2.01       2.61       2.13       2.80       2.44       1.01
  Net Charge to the Income Statement to Average Loans        10.35       6.39       2.62       2.73       2.72       0.99
=========================================================================================================================

(1) Before the allowance for loan losses.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES BY TYPE OF LOAN

------------------------------------------------------------------------------------------------------------------------
In millions of December '02 constant pesos,
          except percentages                                      DECEMBER 31,                           JUNE 30,
                                             ---------------------------------------------------------------------------
                                                       2002                       2001                     2001
                                             ---------------------------------------------------------------------------
                                             AMOUNT    % (1)    % (2)   AMOUNT    % (1)  % (2)    AMOUNT   %(1)    % (2)
------------------------------------------------------------------------------------------------------------------------
Nonfinancial Public Sector                         -       -    69.67         -       -   41.15        -      -    27.32
Local Financial Sector                             -       -     1.23         -       -    0.91        -      -     3.92
Nonfinancial Private Sector and
 Residents Abroad
  Advances                                      39.8    0.37     1.95      45.7    0.22    3.85     41.5   0.20     5.05
  Promissory Notes                             396.2    3.65     8.46     217.3    1.04   18.46    102.9   0.49    22.95
  Mortgage Loans                               121.0    1.11     6.96     153.1    0.73   15.65    111.4   0.53    17.03
  Pledge Loans                                  24.1    0.22     0.55      33.2    0.16    4.00     35.2   0.17     3.69
  Consumer Loans                                48.0    0.44     1.09      64.2    0.31    2.77     57.7   0.27     3.34
  Credit Card Loans                             55.0    0.51     5.33      83.0    0.40    8.90    100.7   0.48     8.68
  Placements with Correspondent Banks              -       -     0.09         -       -    1.79        -      -     6.13
  Other                                          0.0    0.00     4.67       3.7    0.02    2.52      0.4      -     1.89
Unallocated                                    732.9    6.74        -     441.0    2.11       -    218.0   1.03        -
------------------------------------------------------------------------------------------------------------------------
TOTAL                                        1,417.0   13.04   100.00   1,041.2    4.99  100.00    667.8   3.17   100.00
========================================================================================================================

                                                                                                        JUNE 30.
                                             ---------------------------------------------------------------------------
                                                       2000                      1999                     1998
                                             ---------------------------------------------------------------------------
                                             AMOUNT    %(1)    % (2)   AMOUNT   % (1)   % (2)    AMOUNT   % (1)   % (2)
------------------------------------------------------------------------------------------------------------------------
Nonfinancial Public Sector                         -      -    26.11        -       -    22.12        -       -    15.29
Local Financial Sector                             -      -     3.77        -       -     4.90        -       -     4.45
Nonfinancial Private Sector and
 Residents Abroad
  Advances                                      39.8   0.19     8.25     30.8    0.16     7.84     48.5    0.28    10.25
  Promissory Notes                              82.1   0.39    25.60     71.0    0.37    24.82     94.1    0.55    24.40
  Mortgage Loans                                89.1   0.43    14.16     97.0    0.51    14.48    100.5    0.59    15.90
  Pledge Loans                                  38.7   0.19     4.06     29.7    0.16     4.71     20.1    0.12     7.37
  Consumer Loans                                51.1   0.24     3.45     45.7    0.24     3.51     24.5    0.14     3.54
  Credit Card Loans                             86.1   0.41     6.84    133.0    0.70     6.41     15.3    0.09     3.53
  Placements with Correspondent Banks              -      -     5.82        -       -     8.75        -       -    10.96
  Other                                         11.1   0.05     1.94     12.0    0.06     2.46     16.1    0.10     4.31
Unallocated                                    173.9   0.83        -    166.9    0.88        -    154.9    0.90        -
------------------------------------------------------------------------------------------------------------------------
TOTAL                                          571.9   2.73   100.00    586.1    3.08   100.00    474.0    2.77   100.00
========================================================================================================================

(1) Allowance for loan losses as a percentage of total loans.

(2) Loan category as a percentage of total loans.

TOTAL CREDIT. In accordance with Argentine Central Bank's methodology for preparation of the Statement of Debtor's Status, total credit is defined as the sum of loans, certain accounts (representing credit transactions) under the balance sheet heading "Other Receivables from Financial Brokerage", assets under financial leases, and the memorandum accounts "Guarantees Granted" and "Unused Balances of Loans Granted." Defined in this way, the Bank's consolidated credit portfolio, including the portfolio of the regional credit-card companies controlled, rose to Ps.12,178.2 million as of December 31, 2002.

At the close of the fiscal year, the ratio of the non-accrual portfolio to total credit was 12.51%. As of the same date, the coverage of the non-accrual portfolio with allowances was 97.24% and the secured portion of the non-accrual credit portfolio was 52.83%.

The following table shows the classification of the Bank's total credit portfolio and the main asset quality ratios for the dates indicated.

TOTAL CREDIT

                                                                       DECEMBER 31,            JUNE 30,
                                                                   -------------------   -------------------
In millions of December '02 constant pesos, except percentages       2002       2001       2001       2000
------------------------------------------------------------------------------------------------------------
Classification of the Portfolio
  Normal and Normal Performance                                    10,115.8   20,884.8   23,054.6   23,528.9
  Potential Risk and Inadequate Performance                           539.1      366.8      342.5      370.7
  With Problems and Deficient Performance                             828.8      360.4      164.9      160.3
  High Risk of Insolvency and Difficult Collection                    499.7      822.7      555.1      451.1
  Uncollectible                                                       179.6      225.0      202.5      237.0
  Uncollectible Due to Technical Reasons                               15.2       47.8       25.1        1.3
------------------------------------------------------------------------------------------------------------
TOTAL LOAN PORTFOLIO (1)                                           12,178.2   22,707.5   24,344.7   24,749.3
------------------------------------------------------------------------------------------------------------
Non-Accrual Portfolio (2)
  With Preferred Guarantees                                           604.2      589.4      386.9      396.0
  With Other Guarantees                                               200.5      197.8       33.2       66.6
  Without Guarantees                                                  718.6      668.7      527.5      387.1
------------------------------------------------------------------------------------------------------------
NON-ACCRUAL PORTFOLIO                                               1,523.3    1,455.9      947.6      849.7
------------------------------------------------------------------------------------------------------------
ALLOWANCES                                                          1,481.3    1,064.9      692.0      595.5
------------------------------------------------------------------------------------------------------------
RATIOS (%)
  Allowances to Total Portfolio                                       12.16       4.69       2.84       2.41
  Non-Accrual Portfolio to Total Portfolio                            12.51       6.41       3.89       3.43
  Allowances to Non-Accrual Portfolio                                 97.24      73.14      73.03      70.08
  Non-Accrual Portfolio With Guarantees to
    Non-Accrual Portfolio                                             52.83      54.07      44.33      54.44
============================================================================================================

(1) Before the allowance for loan losses.

(2) The non-accrual portfolio is defined as those credits classified in the last four categories of the classification.

LIQUIDITY, INTEREST RATE AND CURRENCY RISKS

Banco Galicia's objective in asset and liability management is to achieve a structure for financial assets and liabilities that maximizes its return on equity, both short-term and long-term, within an overall framework of acceptable risks. The risks involved are those related to liquidity and to fluctuations in interest rates, and currencies.

The Bank's policy regarding these risks is set by the Board of Directors, which delegates risk supervision and management to certain senior managers who are specifically involved in this process.

LIQUIDITY MANAGEMENT. Banco Galicia's policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet demand for credit. To set the appropriate level, forecasts are made based on historical experience and analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds.

As of December 31, 2002 the Bank's liquidity structure was as follows:

LIQUIDITY

In millions of December '02 constant pesos    DECEMBER 31, 2002
---------------------------------------------------------------
Legal Requirement                                   181.9
Excess Liquidity                                    365.4
---------------------------------------------------------------
TOTAL LIQUIDITY                                     547.3
===============================================================

Legal liquidity refers to the minimum cash requirements set by regulations of the Argentine Central Bank. Excess liquidity consists of overnight placements in foreign banks, the excess balances of the peso- accounts and US dollars accounts at the Argentine Central Bank and short-term liquid assets.

Rules in force regarding legal requirements set forth by the Argentine Central Bank define "minimum cash requirements" and "minimum placement requirements". The minimum cash requirements established are at 14% on time deposits and at 22% for demand-deposit accounts (savings accounts and current accounts). It was allowed to consider the already mentioned fund for the Almafuerte and Mendoza Banks as a lower requirement, as per Resolution No.36/03 of the Argentine Central Bank (See "Description of Consolidated Assets and Liabilities--Assets"). The assets computable for compliance with this requirement are the technical cash, which comprises notes and coins and the balances of the peso- and dollar-denominated deposit accounts and the escrow accounts held at the Argentine Central Bank. The "Minimum Placement Requirements" amount to 12% of time deposits and 18% of the demand deposits. Certain assets are eligible for compliance with this requirement. The Bank complies in excess with this requirement by using the former "National Government Bond at 9% Maturing in 2002". On this respect, the Argentine Central Bank has established a decreasing valuation schedule that expires in July 2003. In the case a bank does not have the necessary assets, these minimum placement requirements will turn into greater minimum cash requirements. In the liquidity table shown above, the "Minimum Placements Requirements" are not included within the legal requirements, since the Bank has exceeded this requirement, and this excess is not computable as minimum cash requirements.

The financial system's and the Bank's liquidity was significantly affected by the severe crisis occurred in the last quarter of 2001 and the first half of 2002, by the devaluation of the Argentine currency in January 2002, and by the pesification and the restructuring of deposits.

Within this context, the Bank has had to restate its liquidity policy parameters. Currently, the liquidity objectives vary depending on the amounts and the remaining maturity of the liabilities that were left after the crisis. The Bank analyzed the behavior existing during the crisis, considering CEDROS and deposits as liabilities. Deposits were classified into wholesale deposits and retail deposits. Wholesale deposits are formed by time deposits and deposits in savings accounts raised by the Trading Desk. Two liquidity levels are being currently considered: the "Operational Liquidity" (to address the Bank's daily operations) and the "Additional Liquidity" (excess amount available at any possible crisis).

As a result of the analysis performed, the Bank defined an "Additional liquidity" parameter, which was established at a significant percentage of the necessary funds to bear the deposits' "worst- case" situation during the past crisis. As regards "Operational Liquidity", the Bank established a floor as a percentage of retail deposits and of the escrow accounts held at the Argentine Central Bank. As of December 31, 2002, additional liquidity amounted to Ps.368.2 million, reaching 58% of the "worst-case" for deposits. As of March 6, 2003, this additional liquidity was 65.3%.

INTEREST RATE AND CURRENCY RISK. As a consequence of the context described in several opportunities throughout this Annual Report, composition of the Bank's shareholders' equity consolidated with foreign subsidiaries and consolidated companies pursuant to section 33 of Law No. 19,550 (Commercial Corporations
Law), and taking into account the several interest-rate and currency gaps, was as follows at the close of the fiscal year:

COMPOSITION OF SHAREHOLDERS' EQUITY

                                                                                       DECEMBER 31, 2002
                                                                             ----------------------------------
In millions of December '02 constant pesos                                    ASSETS    LIABILITIES     GAP
---------------------------------------------------------------------------------------------------------------
Pesos - Adjustable by CER                                                     8,900.0     4,596.0      4,304.0
       Arg. Central Bank (Advance for the Subscription of the Hedge Bond
        + former Bank Liquidity Fund Loan)                                                3,260.4
Pesos - Adjustable by CVS                                                       289.0           -        289.0
Dollars (1)                                                                   9,561.9     7,660.4      1,901.5
Pesos - Interest Rate - Non-Adjustable                                        1,392.1     6,891.8     (5,499.7)
       Arg. Central Bank - Financial Assistance for Transitory                            4,788.9
Liquidity Support
Bank Premises and Equipment, Miscellaneous and Intangible Assets              1,016.9           -      1,016.9
Other Assets / Liabilities                                                    1,107.4     1,580.8       (473.4)
--------------------------------------------------------------------------------------------------------------
  TOTAL                                                                      22,267.3    20,729.0      1,538.3
==============================================================================================================

(1) In millions of pesos. Exchange rate: $3.363 per dollar.

[PLOT POINTS TO COME]

The gap shown for the segment "Pesos - Adjustable by CER" corresponds to assets that were dollar-denominated in origin, which mainly comprised the principal plus the adjustment of: Secured Loans for Ps.6,733 million; the Fiduciary Fund for Provincial Development for Ps.765.1 million; and the Galtrust I Financial Trust for Ps.680.2 million. This segment's liabilities consisted of the principal plus the adjustment of: originally dollar-denominated restructured deposits for Ps.1,300 million; the advance from the Argentine Central Bank for the subscription of the Hedge Bond for Ps.2,468.4 million (subject to the Bank's decision to exchange this debt for Secured Loans); and the financial assistance received by the former Bank Liquidity Fund for Ps.792.1 million. This amount was paid off with assistance granted by the Argentine Central Bank, but it still bears the contractual conditions of adjustment by the CER. (See "Galicia Capitalization and Liquidity Plan--Liquidity"). From the above described, there was an asset gap in the segment "Pesos - Adjustable by CER" for the amount of Ps.4,304 million.

The gap in the segment "Pesos - Adjustable by CVS" was an asset gap, since, as was explained before in this Annual Report, it relates to the loans that were excluded from the adjustment by the CER (in the table above these loans are net of loan loss provisions, allocated proportionally to the participation of these loans in the portfolio of loans to the non-financial private sector) and to the subordinated notes of the Galtrust II, Galtrust V and Galicia Hipotecario Financial Trusts; and there are not liabilities adjusted in this way.

The segment in US dollars includes those assets and liabilities which were not subject to pesification because they were governed by foreign law, and the bonds resulting from the regulations for compensation of the effects of the "asymmetric pesification". The Bank's assets in this segment comprised: the Compensatory and the Hedge Bonds for Ps.7,724.6 million; Argentine Republic External Notes for Ps.971 million; loans to the non-financial private sector (net of loan loss provisions) for Ps.303.4 million; and cash for Ps.226.9 million. The Bank's liabilities comprised foreign obligations, which mostly were under a restructuring process at the close of the fiscal year. As of that date, the gap in the dollar segment was an asset gap for Ps.1,901.5 million, equivalent to US$ 565 million (at the exchange rate effective at the close of the fiscal year of Ps.3,363 per US dollar).

Finally, the segment under the caption "Pesos - Interest Rate - Non-Adjustable" includes the following assets: cash for Ps.164.5 million; balances held at the Argentine Central Bank for Ps.155.7 million (cash plus guarantees); the Special Fund Almafuerte and Mendoza for Ps.242 million; and loans to the non-financial private sector (net of loan loss provisions, allocated proportionally to the participation of this portfolio in the portfolio of loans to the non-financial private sector) and the financial sector, for Ps.458 million. Liabilities included: deposits for Ps.1,856.2 million (including restructured deposits that had been peso-denominated in origin, for Ps.19.1 million), financial assistance from the Argentine Central Bank for Ps.4,788.9 million and pesified lines of credit from banks for Ps.137.1 million. This situation caused a liability gap of Ps.5,499.7 million.

REGULATORY CAPITAL

Due to the deep changes made during 2002 to the financial system's operations, which significantly affected the variables to determine the minimum capital requirements, through its Communiques "A" 3599 and "A" 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of this information.

Until December 2001, the Bank complied with the minimum capital requirements established by the Argentine Central Bank. These requirements were based on the methodology for addressing credit risk that was proposed in 1988 by the Basel Committee on Banking Supervision of the Bank for International Settlements. The requirements are also based on the Basel Committee's 1995 methodology for addressing market risks. In October 1998, the Argentine Central Bank added a minimum capital requirement based on interest-rate gaps, which took effect in July 1999. Effective July 2000, new minimum capital requirements were adopted for loans to the non-financial public sector and securities in investment accounts.

According to Argentine Central Bank regulations, the minimum capital required to cover credit risk was calculated on the basis of the Bank's total assets, including memorandum accounts, with the assets weighted by risk. Financial assets (net of allowances and including 50% of the 1% allowance for loan losses for the performing portfolio) must also be adjusted by a sliding scale of ratios (known as "Indicadores de Riesgo" or Risk Ratios) that were tied to interest rate levels. The minimum capital requirement effective was 11.5% of total financial assets, adjusted for risk and interest rate level. The minimum capital requirement for fixed assets, to which a 100% risk-weighting applied, was 15.0% for assets acquired prior to June 30, 1993, and 12.5% for those acquired after that date. Fixed assets consist of miscellaneous receivables, bank premises and equipment, miscellaneous assets, intangible assets, and equity investments in unlisted companies. The latter are net of assets deducted from computable capital, primarily goodwill and equity investments in financial institutions.

The minimum capital required to cover market risk was a direct function of the Bank's various positions in government securities and other securities recorded in trading accounts, as well as positions in foreign currencies other than the US dollar. In this case, risk-weighted assets were calculated by multiplying the required capital by the reciprocal of the 11.5% requirement.

The capital requirements on loans to the non-financial public sector and debt securities in investment accounts were calculated according to the modified duration of the assets involved. The related assets subject to risk were calculated in the same way as risk-weighed assets related to market risk, described above.

The total capital ratio is the ratio of computable capital to total risk-weighted assets. The latter are defined as the sum of risk-weighted assets related to credit risk, market risk, interest-rate risk, government securities in investment accounts, and loans to the non-financial public sector.

During the irregular fiscal year 2001, the Argentine Central Bank modified the regulations concerning capital requirements. The most important changes were the following:

- Through Communique "A" 3307, which took effect in July 2001, the Argentine Central Bank announced an adjustment to the method of calculating the minimum capital requirement, as follows:

     1. The "normal" requirement (or the requirement calculated in accordance with the rules applicable prior to Communique "A" 3307) for the period was compared to the requirement as of June 30, 2001.

     2. The smallest capital requirement resulting from the prior comparison was compared to a more moderate requirement, calculated under the above-mentioned communique's set of rules. The latter would be calculated using the same criteria used in the determination of the normal requirement but would apply new, lower requirements for government securities in investment accounts and loans to the non-financial public sector. The calculation also included new, lower weighting ratios tied to interest rate levels of financial assets ("Indicadores de Riesgo" or Risk Ratios).

     3. The highest figure resulting from the second comparison was used to determine minimum capital required.

- Communique "A" 3366 established a special procedure for the determination of the minimum capital requirement for the Secured Loans received in the swap transaction established by Decree No.1387/01, so that this operation would not generate a requirement increase:

     1. Regarding the minimum capital requirement for credit risk coverage created by the Secured Loans, the modified duration of the instruments delivered in the swap transaction could be applied.

     2. Regarding the requirement to cover interest rate risk, the inclusion of the Secured Loans in the same time frame of the instruments delivered in the swap transaction was allowed.

In the table below, until December 2001, the information is consolidated with significant subsidiaries (specifically Banco Galicia Uruguay S.A. and the regional credit-card companies, with the latter incorporated as of June 1999). In 2002, the information does not include Banco Galicia Uruguay S.A.

REGULATORY CAPITAL (*)

                                                                     DECEMBER 31,                          JUNE 30,
                                                                 -------------------   --------------------------------------------
In millions of December '02 constant pesos, except ratios         2002       2001         2001        2000       1999        1998
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                             1,538.3    3,063.6     3,140.5     2,909.9     2,644.7     2,378.0
-----------------------------------------------------------------------------------------------------------------------------------
Argentine Central Bank Minimum Capital
 Requirements
  Allocated to Financial Assets                                     n.a.    1,452.6     1,726.1     1,567.5     1,705.2     1,573.7
  Allocated to Fixed Assets                                         n.a.      200.5       169.5       147.2       143.5       162.9
  Allocated to Market Risk                                          n.a.        0.2         2.8        11.2         2.8        29.9
  Allocated to Interest Rate Risk                                   n.a.       63.6        71.7        48.1           -           -
  Lending to the Nonfinancial Public Sector                         n.a.       55.3        53.3           -           -           -
  Government Securities in Investment Accounts                      n.a.       91.5        91.8           -           -           -
-----------------------------------------------------------------------------------------------------------------------------------
MINIMUM CAPITAL REQUIRED (a)                                        n.a.    1,863.7     2,115.2     1,774.0     1,851.5     1,766.5
 Computable Capital
  Core Capital                                                      n.a.    3,076.3     2,753.0     2,620.9     2,366.2     2,133.5
  Supplemental Capital                                              n.a.      157.3       437.1       347.1       245.5       333.1
  Deductions                                                        n.a.     (583.5)     (434.5)     (396.9)     (526.9)     (301.9)
  Additional Computable Capital re. To Market Variation             n.a.        2.2         0.0         3.5         1.1         0.9
-----------------------------------------------------------------------------------------------------------------------------------
COMPUTABLE CAPITAL (b) (1)                                          n.a.    2,652.3     2,755.6     2,574.6     2,085.9     2,165.6
-----------------------------------------------------------------------------------------------------------------------------------
EXCESS OVER REQUIRED CAPITAL (b-a)                                  n.a.      788.6       640.4       800.6       234.4       399.1
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL RISK-WEIGHTED ASSETS                                          n.a.   15,436.6    17,581.7    14,851.2    15,951.5    15,185.0
-----------------------------------------------------------------------------------------------------------------------------------
RATIOS  (%)
  Shareholders' Equity to Total Consolidated Assets                 6.91      11.17        9.34        8.28        8.82        8.37
  Excess over Required Capital as a % of Minimum Capital
    Required                                                        n.a.      42.31       30.28       45.13       12.66       22.59
  Total Capital Ratio                                               n.a.      17.18       15.67       17.34       13.08       14.26
===================================================================================================================================

(*) In accordance with Argentine Central Bank rules.

As of December 31, 2001, the Bank's computable capital exceeded the minimum capital requirement of Ps.1,863.7 million by Ps.788.6 million, representing an excess of 42.3%.

CAPITAL AND RESERVES AND PROPOSED ABSORPTION OF LOSSES

At the close of the fiscal year ended December 31, 2002, the Bank's capital, non-capitalized contributions and reserves totaled Ps.2,712,945,502.91, which represented an increase of 14.28% compared with the prior fiscal year's amount, updated as of December 31, 2002.

The fiscal year's loss amounted to Ps.2,976,582,032.88, which the Board of Directors proposes to partially absorb, with:

-  Retained Earnings                                           Ps.350,666,650.86

-  Unrealized Valuation Difference from the Net Asset
     Foreign Currency Position                               Ps.1,451,285,003.32

-  Discretionary Reserves                                      Ps.334,269,581.97

-  Equity Adjustment Fund - Technical Appraisals                Ps.94,998,704.64

After the above-mentioned absorption, Retained Earnings shows a Ps.745,362,092.09 loss.

JUAN M. ETCHEGOYHEN
Chairman of the Board of Directors
March 10, 2003

This Annual Report contains statements regarding events which are currently anticipated to occur in the future, or forward-looking statements. These forward-looking statements or projections reflect the Bank's opinions and expectations with respect to future events and their occurrence in general, as well as with respect to particular events. As a result of factors not considered, which are unforeseen at the time of making such forward-looking statement or which are out of the Bank's control, actual results or their consequences could differ significantly from those that are contemplated or estimated to occur in the future. Shareholders and other readers of this Annual Report are cautioned not to place undue reliance on such forward-looking statements or projections, which speak only as of their dates. The Bank assumes no obligation to publicly update or revise any forward-looking statements or projections, whether as a result of new information, future events, or otherwise.

Finally, Shareholders and any other reader of this Annual Report must note that this is a translation made from an original version written and expressed in Spanish; therefore, any matters of interpretation should be referred to the original version in Spanish.